Form 20-F
period 2002-05-31
NDT VENTURES LTD
filed 2003-01-27
CIK 1010561

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[

]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002

OR

[

]

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from… to…

Commission file number 0-27966

NDT VENTURES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act

Not applicable

Indicate the number of outstanding Common Shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report

25,676,978

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

X

Item 18

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts concerning the Company’s operations and planned future activities and other matters included in this Annual Report are forward-looking statements. The forward-looking statements reflect the beliefs of the Company’s management based on assumptions made by and information currently available to the Company at the time the statements were made. Statements concerning mineral reserves may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate”, “believe”, “plan”, “estimate”, “except”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur or other similar expressions. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company.

TABLE OF CONTENTS

	Glossary	(i)
Item 1	Identity of Directors, Senior Management and Advisors	1
Item 2	Offer Statistics and Expected Timetable	1
Item 3	Key Information	1
	A. Selected Financial Data	1
	B. Capitalization and indebtedness	3
	C. Reasons for the offer and use of proceeds	3
	D. Risk Factors	3
Item 4	Information on the Company	9
	A. History and development of the Company	9
	B. Business overview	10
	C. Organizational Structure	13
	D. Property, Plants and Equipment	14
	Fox Property	14
	Hannah, Jenny and Black Hills Properties	17
	CC - Claims	21
Item 5	Operating and Financial Review and Prospects	22
	A. Operating Results	23
	B. Liquidity and Capital Resources	24
	C. Research and development, patents and licenses	24
	D. Trend Information	25
Item 6	Directors, Senior Management and Employees	25
	A. Directors and Senior Management	25
	B. Compensation	27
	C. Board Practices	28
	D. Employees	29
	E. Share Ownership	30
Item 7	Major Shareholders and Related Party Transactions	31
	A. Major Shareholders	31
	B. Related Party Transactions	31
	C. Interests of Experts and Counsel	32
Item 8	Financial Information	32
	A. Consolidated Statements and Other Financial Information	32
	B. Significant Changes	32
Item 9	The Offer and Listing	32
	A. Offer and Listing Details	32
	B. Plan of Distribution	35
	C. Markets	35
	D. Selling Shareholders	35
	E. Dilution	35
	F. Expenses of the Issue	35
Item 10	Additional Information	35
	A. Share Capital	35
	B. Memorandum and Articles of Association	35
	C. Material Contracts	39
	D. Exchange Controls	40
	E. Taxation	42
	F. Dividends and Paying Agents	54
	G. Statement by experts	54
	H. Documents on display	54
	I. Subsidiary Information	55
Item 11	Quantitative and Qualitative Disclosures About Market Risk	55
Item 12	Description of Securities Other than Equity Securities	55
Item 13	Defaults, Dividends Arrearages and Delinquencies	55
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	55
Item 15	Controls and Procedures	55
Item 16	[Reserved]	56
Item 17	Financial Statements	56
Item 18	Financial Statements	75
Item 19	Exhibits	75
	Signatures	76
	Certifications	77
	Exhibit Index	81

(i)

GLOSSARY

In this Annual Report, the following terms have the meanings set forth herein:

amphibolite	A crystalloblastic rock consisting mainly of amphibolite and plagioclase
andesite	A volcanic rock composed essentially of andesine and one or more mafic constituents
anorthosite	A plutonic rock composed almost wholly of plagioclase
aplite	A dyke rock consisting essentially of quartz and alkali feldspar with a fine-grained sugary texture
Archean	The earliest part of Precambrian time
arsenopyrite	A tin white sulf-arsenide of iron
banded iron formation	Layered bands of iron rich rocks of sedimentary origin generally composed of magnetite and silica. These rocks can be important hosts to gold deposits
basalt	A crystalline rock of volcanic origin composed of calcium rich plagioclase feldspar and dark minerals
bedding comformable	A geologic feature such as a vein, sill or fault that is parallel to the enclosing rock stratification
biotite-rich	A rock that contains quantities of biotite above what is considered normal
bismuth	A metallic sulfide of bismuthinite with similar properties to stibnite. Often associated with mineral deposits.
breccia	A rock made up of angular rock fragments formed by grinding or crushing along faults
calcite vein	A vein composed of the mineral calcite
calc-silicate	A catchall term for rocks made up of minerals containing calcium and silica as their main components. A common constitute of skarns.
Carlin style	Gold deposits that are disseminated evenly throughout a favorable sedimentary rock such as a siltstone. Derived from gold deposit types that were first discovered near Carlin, Nevada.
chert	A hard, dense, microcrystalline rock composed mostly of quartz. Generally a chemical precipitate in an under water sedimentary environment.
concordant	Said of a contact between an igneous intrusion and the country rock which parallels the foliation or bedding of the latter.
debris flow	Rapid down hill mass movement of coarse clastic bearing mud flows. Can be triggered by volcanic activity.
dextral	Movement to the right

dike	A linear igneous body of generally steep orientation that has intruded older rocks.
diorite	An igneous rock of crystalline texture composed mostly of plagioclase feldspar and smaller amounts of dark colored minerals.
disseminated	Gold mineralization evenly distributed throughout a rock mass due to the rock’s favorable permeability characteristics.
epidote	A pistachio-green calcium aluminum silicate mineral that generally forms above 250 degrees C.
foot-wall	The mass of rock that lies beneath a fault or other geologic feature such as a vein. The rock a miner stands on while working an underground ore body.
felsic	Igneous rock containing light colored minerals usually composed mostly of potassium rich feldspars and quartz.
gabbro	A group of dark-coloured, basic intrusive igneous rocks composed principally of labradorite or bytownite and augite, with or without olivine and orthopyroxene.
garnet - epidote skarn	A skarn composed mostly of the calc-silicate minerals garnet and epidote.
gneiss

A foliated rock formed by regional metamorphism in which bands or lenticles of granular minerals alternate with bands or lenticles of granular minerals alternate with bands or lenticles of minerals with flaky or elongate prismatic habit.

granulite	A metamorphic rock consisting of even-sized, interlocking mineral grains.
greenstone	A field term for any compact dark-green altered or metamorphosed basic igneous rocks that owes its color to chlorite, actinolite or epidote.
greenschist faces	A metamorphic rock containing an abundance of green minerals that formed under intermediate temperatures and pressures.
hanging-wall	The mass of rock that lies above a fault or other feature such as a vein. The rock a minor hangs his lantern on while working an underground ore body.
hematite

An oxide of iron that can be an oxidation product of sulfide minerals occurring as an earthy red coating on fractures and rock surfaces. Also can be a chemical precipitate of iron oxide in a sedimentary environment as in a banded iron formation.

K-spar flooding	The emplacement of large amounts of potassium-rich feldspar into the country rock. The K-spar is derived from a proximal igneous source.
lake sediments	Sedimentary rocks formed in shallow lakes that covered the area in the recent past.
lithics	Angular rock fragments generally of volcanic origin.
lineations	A general, non-generic term for any linear structure in rock.
magnetite	An oxide of iron, black in color and magnetic. As used here it is a mineral component of a banded iron formation and is of sedimentary origin.
Mesozoic	A geologic era that existed between 250 million to 500 million years ago .
metamorphism	The mineralogical and structural changes of rock in response to environmental conditions in the earth’s crust generally caused by high heat and pressures.
meta-sediments	A sedimentary rock that has undergone metamorphism.
meta-volcanic	A volcanic rock that has undergone metamorphism.
migmatite	A rock composed of igneous or igneous appearing and/or metamorphic materials, which are generally distinguishable megascopically.
Miocene	A geologic epoch of the Tertiary period that existed between approximately 8 million and 25 million years ago.
mylonite

A compact, chertlike rock with a streaky or banded structure produced by the extreme granulation and shearing of rocks that have been pulverized and rolled during overthrusting or intense dynamic metamorphism.

orogenic belt	A linear or arcuate region that has been subjected to folding and other deformation during an orogenic cycle.
orthogneiss	A gneiss derived from an igneous rock.
paragneiss	A characteristic association or occurrence of minerals or mineral assemblages in ore deposits connoting contemporaneous formation.
pelite	A mudstone.
pegmatite	An exceptionally coarse-grained igneous rock with interlocking crystals usually found as irregular dykes, lenses, or veins, especially at the margins of batholiths.
phenocrysts	Large conspicuous crystals contained in a finer grained matrix.
phyric	porphyrytic
plagioclase	A type of feldspar rich in calcium or sodium or any combination of the two.
porphyroblastic	Said of a metamorphic texture characterized by large strained metacrysts within a finely recrystallized matrix of neablasts that are free of strain.
porphyrytic	A textural term for those rocks which have larger crystals set in a finer groundmass which may be crystalline, glassy or both.
porphyry dike	A linear igneous body of generally steep orientation consisting of a fine-grained groundmass with large phenocrysts (crystals) of other minerals such as feldspars and quartz.
porphyry style	The concept that mineralization was derived as a primary differentiate of an underlying igneous body.
pyrite	iron disulphide
quartz feldspar porphyry	An intrusive rock in which large phenocrysts of quartz and feldspar occur in a fine grained groundmass
quartz latite	A finely crystalline rock of volcanic origin containing alkali to sodic feldspars with a component of quartz greater than is normal for a latite.
quartz vein	A seam of quartz (colorless transparent rock composed of SiO2), generally filling an earlier fracture in the surrounding rock.
quartz vein stockwork	A network of small quarts veins diffused in the country rock.
remobilized gold	Geochemical migration of gold where it flows from its original point of deposition to a new location.
replacement	Growth of a new or chemically different mineral in the body of an old mineral.
rhyolite ash flow tuff	A light colored volcanic rock composed largely of potassium rich feldspars and quartz consisting mostly of small rhyolite fragments lain down during a gas-rich lava flow.
rhyolite dome	A highly viscous, silica rich accumulation of rhyolite that was extruded to the surface and formed a dome like shape above its vent area.
schist

A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.

siltstone	A very fine-grained sedimentary rock.
sanidine	A potassium feldspar mineral occurring in clear, glassy crystals generally associated with rhyolite flows.
syngenetic	Pertaining to a mineral deposit formed contemporaneously with the enclosing rock
shear	A deformation resulting from stress that cause contiguous parts of a body to slide relatively to each other in a direction parallel to each other in a direction parallel to their plane of contact.
sill	A tabular igneous intrusion generally with a shallow orientation and often oriented parallel to the planer structure of the surrounding rock.
skarn

A rock generally formed around the fringes of an igneous body emplaced within calcium bearing sedimentary rocks.  The skarn is a product of minerals derived from the intrusive combining with those that comprise the sediments. The minerals formed are generally rich in calcium, aluminum and silica.

skarnified	Sedimentary rocks that have been converted to skarn.
stibnite	The sulfide of antimony often occurring in association with gold in hydrothermal mineralizing systems.
volcaniclastic	A volcanic sediment.

Walker Lane	A large northwest trending system of faults in western Nevada that has localized numerous mineral deposits.
wall rock	The rocks that encloses a vein or other mineral deposit.
welded	The result of hardening a volcanic rock by the actions of heat on the component minerals in the rock.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric

To Imperial

Multiply By

hectares (ha)

acres

2.471

metres (m)

feet

3.281

kilometres (km)

miles

0.621

gram (g)

troy ounce

0.032

metric tonne (t)

short tons

1.102

g/t or gpt

oz/t

0.029

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected financial data

The following table provides selected historical financial data (expressed in Canadian dollars) for NDT Ventures Ltd. (the “Company”) for the last five fiscal years ended May 31, 2002, in Canadian dollars, except for per share amounts, presented in accordance with Canadian generally accepted accounting principals (“Cdn GAAP”) and United States generally accepted accounting principals (“US GAAP”). See Item 17 for accompanying consolidated financial statements prepared in accordance with Cdn GAAP for further details. Refer to note 11 to the consolidated financial statements included therein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Balance Sheet Data (as at May 31st)	2002 $	2001 $	2000 $	1999 $	1998 $
Total assets (Cdn GAAP)	2,802,224	3,432,618	5,878,152	8,656,236	13,824,984
Total assets (US GAAP)	2,141,280	2,692,839	4,114,203	4,838,134	5,690,656
Share capital (Cdn GAAP)	23,168,412	23,162,412	23,139,471	23,139,471	23,136,071
Share capital (US GAAP)	25,150,287	25,144,287	25,121,346	25,121,346	25,117,946
Deficit (Cdn GAAP)	20,388,963	19,838,181	17,282,150	14,519,997	9,380,716
Deficit (US GAAP)	23,136,588	22,559,835	21,027,974	20,319,974	19,496,919
Net assets (Cdn GAAP)	2,779,449	3,324,231	5,857,321	8,619,474	13,755,355
Net assets (US GAAP)	2,118,505	2,584,452	4,093,372	4,801,372	5,621,027

Statement of Operations Data (year ended)	2002	2001	2000	1999	1998
Revenues	Nil	Nil	Nil	Nil	Nil
Loss for the year (1) (Cdn GAAP)	(550,782)	(2,556,031)	(2,762,153)	(5,139,281)	(1,680,920)
Loss for the year (1) (US GAAP)	(669,219)	(1,531,861)	(708,000)	(823,055)	(3,238,169)
Loss per Share (Cdn GAAP)	(0.02)	(0.10)	(0.11)	(0.20)	(0.07)
Loss per Share (US GAAP)	(0.03)	(0.06)	(0.03)	(0.03)	(0.13)

Notes:

(1)

Loss from continuing operations and loss for the year is the same for all periods presented.

To date, no cash or other dividends have been declared by the Company.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company’s functional and reporting currency. The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods).

	Year Ended May 31

	2002	2001	2000	1999	1998
Average for Period	0.6375	0.6593	0.6791	0.6609	.7064

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

	U.S. Dollars Per Canadian Dollar

	Dec. 2002	Nov. 2002	Oct. 2002	Sept. 2002	Aug. 2002	Jul. 2002
High for the Month	0.6460	0.6439	0.6407	0.6433	0.6443	0.6603
Low for the Month	0.6329	0.6288	0.6272	0.6304	0.6266	0.6297

As of January 15, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6513 (US$1.00 = CDN$1.5353).

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

An investment in the Common Shares of the Company must be considered highly speculative due to the nature of the Company’s business and the current stage of exploration of its mineral resource properties. The following risk factors apply to the Company and its business. The order in which the risk factors are set out does not denote an order of priority.

Exploration and Development Risks

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding deposits that are insufficient in quality and quantity to be placed into production.

The Company’s properties are in the exploration stage and are without a known body of commercial ore. There is no assurance that the Company will discover a body of commercial ore on any of its properties.

Development of a mineral property would follow only if favourable exploration results are obtained. Several years may pass between the discovery of a deposit and its exploitation. Few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration activities, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through various exploration techniques including drilling, the development of metallurgical processes to extract metals from the ore and the design and construction of processing facilities and other infrastructure at a mine site. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantity and grade to justify commercial production or that the financing required can be obtained on a favourable and timely basis.

In conducting its exploration and development activities, the Company relies on calculations as to the mineralization and corresponding grades, which by their nature are not exact. Until ore is actually mined and processed, mineralization and grade must be considered estimates only.

The quality of economic commodities will also vary depending on metal prices, which historically have been cyclical and dependent on many factors beyond the Company’s control, including changes in investment trends and international monetary systems, political events and changes in supply and demand for mineral product on public and private markets. Any changes in mineralization estimates, ore grades or stripping ratios will affect the economic viability of a mineral property. Further, short term operating factors relating to ore deposits, including a need for orderly development of the ore body and the processing of new or difficult ore grades may affect the profitability of a mining operation in any particular accounting period.

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

The Company has no history of earnings from its mineral exploration activities and no source of operating cash flow.

The Company has accumulated net losses of approximately $20.4 million under Canadian GAAP to May 31, 2002. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company anticipates that its operating expenses and capital expenditures will increase in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration and development of its properties. The amounts and timing of expenditures will depend on the progress and success of ongoing exploration, subsequent development, the results of consultant analysis and their recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are beyond the Company’s control.

There is no assurance that the Company’s exploration activities will result in any discovery of commercial bodies of ore. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as one or more properties are placed into commercial production thereby generating sufficient revenue to fund the Company’s continued operations.

The Company anticipates that it has sufficient financial resources to undertake all of its currently planned exploration programs through May 31, 2003. Beyond that, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; debt, public and private financing, all of which may or may not be achievable. There is no assurance that additional funding when required will be available on acceptable terms and conditions or at all. Failure to obtain additional funding could result in the delay or indefinite postponement of further exploration and the partial or total loss of the Company’s interest in its properties.

Dependence on Management and Conflicts of Interest

The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on the discretion and judgment of the Company’s management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

The loss of services of any of its management could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and does not expect to do so in the foreseeable future. The Company does not maintain key employee insurance on any of its officers or directors. To date, the Company has not engaged in succession planning.

All directors and a majority of its officers are directors and/or officers of other mineral resource companies. While the Company believes that its officers devote adequate time to effectively manage the Company there can be no assurance that such other positions will not negatively impact an officer’s duties for the Company. The directors and officers of the Company may also have significant shareholdings in other resource companies. From time to time, such associations could give rise to conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The directors of the Company are required by the Company Act (British Columbia) and by common law to act honestly and in good faith with respect to the Company’s affairs and to disclose the nature and extent of any conflict. In determining whether or not the Company will participate in a particular transaction the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Competition

The Company’s business is intensely competitive, and the Company competes with other exploration and mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to complete with other exploration and mining companies for these resources will have a material adverse effect on the Company’s results of operations and business.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to purchase insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Volatility of Gold and Other Metal Prices

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold or other metals, the Company may determine that it is impractical to continue exploration or to commence or continue commercial production.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by produces, central banks and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold effects gold prices, but not necessarily in the same manner as current demand and supply effect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue exploration activities.

Environmental Regulation

The Company is subject to extensive and changing environmental regulation in connection with its operations and properties. There is a trend toward more stringent assessments of proposed projects, stricter standards and enforcement, including increased fines and penalties for non-compliance and a heightened degree of responsibility for companies and their directors, officers and employees. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Environmental regulations require the acquisition of permits and other authorizations for certain activities. There can be no assurance that such approvals can be obtained or will be obtained on a timely basis. Failure to obtain or a delay in obtaining such approvals will have a material adverse effect on the Company’s results of operations. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially effect the Company’s results of operations and its business, or may cause material changes or delays in the Company’s intended activities.

Currency Fluctuation

The Company’s exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company’s financial position and results of operations. The Company does not currently engage in currency hedging activities other than maintaining some funds in U.S. dollar investments until such time as funds are required.

Foreign Incorporation and Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada. All of the Company’s directors and a majority of its officers are residents of Canada. It may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in that matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Classification as a Penny Stock and Decreased Liquidity

The Company’s Common Shares currently have a market price of less than $5.00 (US) and pursuant to the Penny Stock Reform Act of 1990, its equity securities may be classified as “penny stock”. If the Common Shares are classified as “penny stock” the Common Shares would be subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers to make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the Common Shares.

Until recently, the Company was an OTC Bulletin Board (“OTCBB”) issuer. The Company ceased to be quoted on the OTCBB effective January 7, 2003 because, having not filed this Annual Report within the prescribed time, it is not current in its reporting obligations under the Securities Exchange Act of 1934. Once the Company becomes compliant, it intends to seek a market maker to submit the required documentation on the Company’s behalf to the OTCBB Compliance Unit in order that the Company will be brought back onto the OTCBB.

In 2003, the Nasdaq Stock Market has proposed to phase out the OTC Bulletin Board and to create a new market called the Bulletin Board Exchange (“BBX”), with qualitative listing standards. There can be no guarantee that the Company will meet the BBX listing standards or that it will seek to apply for a listing.

The additional risk disclosures and documentation imposed by the Penny Stock Rules together with the failure of the Company to obtain a listing on the BBX could have an adverse effect on the market for and/or the valuation of its Common Shares.

Title Matters

Although the Company has reviewed and is satisfied with the title for any mineral claim in which it has a material interest, this should not be construed as a guarantee of title. Properties may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects.

Foreign Countries and Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permitting for the commencement of mining operations on any of the properties in which the Company has an interest or the right to acquire an interest will require further processing by government agencies, however, the Company does not anticipate being in a position to apply for any of the required permits to commence operations on its properties in the near future. None of the Company’s properties have progressed to completion of a feasibility study and the Company would not commence operations on any property until a positive feasibility study has been prepared on that property.

Political and Economic Uncertainties of Operations in Foreign Countries

Some of the Company’s assets are located outside of Canada. Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

See Item 4. B. Business Overview for a more detailed discussion of material United States laws and regulations relating to mineral exploration and development.

Uncertainties Associated with the Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity and quality of reserves and mineralization may vary depending on metal prices. Any material change in quantity and/or quality of reserves, mineralization, grade or stripping ration may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions during production.

Item 4. Information on the Company

A.

History and development of the Company

The legal and commercial name of the Company is NDT Ventures Ltd.

The Company was incorporated under the laws of British Columbia on September 11, 1986 under the name New Dimensions Technologies Limited. Effective February 20, 1995, the Company changed its name to NDT Ventures Ltd.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the British Columbia Company Act. The Company's executive, registered and records office is located at 860-625 Howe Street, Vancouver, British Columbia V6C 2T6. The Company’s website is http://www.northair.com/ndt/; telephone (604) 687-7545; facsimile (604) 689-5041; E-mail address: info@northair.com. Information contained on the Company’s website is not part of this Annual Report.

The Company is registered under Part XXI of the Business Corporations Act of Nunavut as an extra-territorial corporation under number ET7434 and has a registered office at P.O. Box 1779, Building 1052, Iqaluit, Nunavut X0A 0H0.

The Company is extra-provincially registered in Newfoundland and Labrador under number 4313-F with a registered office at Cabot Place, Suite 1100, 100 New Grover Street, St. John’s, Newfoundland, A1C 6K3.

Since the commencement of the Company’s last full financial year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business. Since June 1, 2001, the Company has not made any acquisitions or dispositions of material assets other than in the normal course of business.

The Company’s principal capital expenditures and divestitures during the last three financial years are as follows:

	2000	2001	2002
Additions to Mineral Property Costs	$556,837	$1,264,273	$369,351
Mineral Property Costs Written Off	$2,610,990	$2,288,443	$238,574

The principal capital expenditures currently in progress or anticipated and allocated geographically are as follows:

	Cdn $	US $
Canada	$50,000
United States		$75,000
Argentina		$15,000

These expenditures are being financed from the Company’s working capital.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of the Company’s Common Shares or by the Company in respect of other companies’ shares during the last or in the current financial year.

B.

Business overview

The Company and its subsidiaries are engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties throughout the Americas.

The Company has not generated any revenue in the last three years.

The Company has developed a program of proactive property evaluations in search of new acquisitions, with an emphasis on significant gold projects. The Company practices strict quality control in project acquisition with its criteria including the following:

1.

Properties are at an early exploration stage with obvious mineralization or there must be clear expansion potential for more advanced projects.

2.

Initial work demonstrates a geologic environment capable of hosting economic mineral deposits.

3.

Drill targets already exist or could be established with a minimal work program.

4.

A relatively low cost exploration program has the potential of significantly enhancing the worth of the project.

5.

Property acquisition terms must reflect the risks and market climate.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, it is abandoned or sold. In cases where exploration reaches a stage where the expense and risk are too high, the Company may seek a third party to earn an interest in the project by contributing to the exploration costs. Optioning or joint venturing with a third party permits the Company to retain an interest while limiting its obligation to spend a significant amount of capital on any one project.

At present, the Company’s exploration activities are focused on mineral properties situated in Nunavut, Canada and in Nevada, U.S.A. In Labrador, the Company holds a minor property interest in South Voisey Bay through its investment in SVB Nickel Company Ltd., and has a number of mineral claims situated in Voisey’s Bay that are in good standing. The Company also maintains two concessions situated in Chubut Province, Argentina in good standing.

In certain circumstances the Company must obtain the prior consent of the TSX Venture Exchange (the “Exchange”) with respect to non-cash asset transactions.  The application process involves the Company issuing a news release, filing the applicable Exchange form, either an expedited acquisition form or a reviewable transaction summary form, together with the applicable fee. Upon receipt of the Exchange’s final acceptance letter, the Company can proceed to complete the transaction. Any securities issued by the Company from its treasury are subject to a four-month hold period imposed by the Exchange.

The Securities Acts of British Columbia and Alberta provide exemptions from their respective prospectus requirements for securities issued by the Company as consideration for the acquisition of mineral properties or an interest in them. The Company is required to file exempt trade reports with the securities commissions together with the applicable fees. The Company may also be required to file material change report with respect to a transaction. If the Company is not a “qualifying issuer” as defined by Multilateral Instrument 45-102 Resale of Securities adopted by the Canadian Securities Administrators, any securities issued from treasury are subject to a twelve-month hold period. If the Company is a qualifying issuer then the securities are subject to a four-month hold.

Any securities issued by the Company from its treasury to US residents bear a legend that restricts the manner in which the US resident can offer, sell or otherwise transfer the securities (the “US legend”).

In order to conduct business in Nunavut, the Company registered as an extra-territorial company under Part XXI of the Business Corporation Act of Nunavut on December 20, 2001. The Company has filed its 2002 Annual Return with the Nunavut Legal Registries.

The Company’s exploration activities in Nunavut are regulated by various government agencies, both federal and territorial. Some of the legislation and regulations which apply to exploration activity in Nunavut are the Territorial Lands Act, Territorial Land Use Regulations, Canadian Mining Regulations, Commissioner’s Land Act, Forest Protection Act, Mines Health and Safety Act and Regulations (Nunavut), Fire Protection Act (Nunavut), Labour Standards Act (Nunavut), Labour Standards Regulations (Nunavut), Public Health Act (Nunavut) and Land Use Guidelines – Mineral Exploration.

The Territorial Lands Act governs the disposition and administration of Federal Territorial Crown Lands in Nunavut, including mineral rights and access. The Commissioner’s Land Act governs surface access and disposition to Commissioner’s Lands. The Canada Mining Regulations dispose of subsurface rights, regulate mineral exploration, licensing and mining rights. The Territorial Land Use Regulations govern temporary use of surface such as for trail construction, fuel storage use and camp facilities for temporary exploration activity on Crown lands where no surface rights have been granted. The Territorial Land Regulations dispose of surface rights where permanent structures and long term occupation of the land is required. Exploration carried out prior to mineral rights acquisition, including airborne geophysics, geochemical surveys and geological surveys, may be conducted under a Prospector’s License required under the Canadian Mining Regulations.

Extreme low temperatures and snowfall are the norm in Nunavut during the winter. The exploration season is generally limited to June through October. Planning for exploration and compilation of reports on completed programs continues on a year-round basis.

In order to transact business in Nevada the Company has, effective September 10, 2002 filed the original Articles of Incorporation of NDT Ventures (USA) Inc., a wholly owned subsidiary, with the Secretary of State of the State of Nevada.

NDT Ventures (USA) Inc. applied for and received an Employer Identification Number from the Internal Revenue Service and a Nevada business licence. The Company has filed an exemption claim with the US Department of Commerce with respect to the reporting requirements contained in the International Investment and Trade in Services Act, as amended, in connection with its investment in its US wholly owned subsidiary.

In Nevada, the Company’s projects are on unpatented lode claims located on U.S. federal public lands. The right to use such claims is granted through the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk that other real property interests because the validity of unpatented claims is often uncertain. This uncertainty rises, in part out of the complex federal and state laws ad regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state laws and regulations. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things impose a royalty on production from unpatented mining claims, reduce or prohibit the ability of a company to expand its operations and require a material change in the method of exploiting reserves located on mining claims. All of the foregoing could adversely affect the economic and financial viability of the Company’s projects in Nevada.

Prior to conducting exploration work on federal ground, the Company is required to file an Annual Notice or Plan of Operations with the Bureau of Land Management. Other legislation and regulations that may affect the Company’s activities in Nevada are administered through the Fish and Wildlife Service, the Forest Service and the Department of Labor, Mine Safety and Health Administration.

The Company has obtained all necessary permits for exploration work performed to date and to the best of its knowledge, it is in compliance with all material laws and regulations that currently apply to its activities in both Nunavut and Nevada. There can be no assurance however that all permits the Company will require for its future operations will be obtainable on reasonable terms or that changes to existing laws or stricter interpretations of such rules and regulations would not have an adverse effect on an exploration project.

A.

Organizational Structure

The Company has two wholly owned subsidiaries.

Altiplano (Barbados) Ltd. was incorporated under the Companies Act of Barbados on April 10, 2000. The Company has decided not to renew this subsidiary’s licence as an International Business Company under the International Business Companies Act (Barbados) with the Ministry of Economic Development due on December 31, 2002.

NDT Ventures (USA) Inc. was incorporated under the laws of the State of Nevada, USA on September 10, 2002 and its registered agent is Thomas P. Erwin whose address is 1 East Liberty Street, Suite 424, Reno, Washoe County, Nevada.

Effective November 7, 2002, the State of California has issued a Certificate of Qualification to NDT Ventures (USA) Inc. which entitles it to transact interstate business in California subject to any licensing requirements otherwise imposed by the State of California. Thomas Burkhart is the designated agent for service at 3400 Rio Vista Way, Camino, CA 95709.

B.

Property, Plants and Equipment

The Company is engaged in the search for mineral deposits which are not in the production stage. As an exploration stage issuer it has no plants or equipment on its properties.

Fox Property, Nunavut, Canada

The Fox Property is located 90 km northwest of Rankin Inlet, Nunavut. Access is by helicopter from Rankin Inlet.

Pursuant to an option agreement dated May 31, 2002, the Company has the right to acquire up to a 75% interest in the Fox Property from Comaplex Minerals Corporation (“Comaplex”). The Company can acquire an initial 51% over a three year period by paying Comaplex $50,000, incurring $375,000 in exploration expenditures and issuing an aggregate of 200,000 Common Shares to Comaplex. Upon earning an initial interest, the Company will have an additional option to earn another 24% in consideration of a further payment of $100,000, incurring an additional $750,000 of exploration and issuing a further 300,000 Common Shares. Alternatively, a joint venture will be formed.

The Exchange approved this transaction on June 5, 2002 and accordingly the Company has issued the initial 50,000 Common Shares to Comaplex subject to a twelve-month hold period expiring October 22, 2003.

The Company has staked additional mineral claims outside of the original claim block optioned from Comaplex.

The Fox Property is the subject matter of a Technical Report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators, prepared by David Visagie (the “Fox Report”) dated November 4, 2002. The Technical Report is available for review in the Company’s public documents on the SEDAR website (www.sedar.com). Mr. Visagie is a Professional Geoscientist and a “Qualified Person” as defined in National Instrument 43-101.

The following discussion on the Fox Property is extracted from the Fox Report.

The Fox property is composed of three contiguous, unpatented, mineral claims totaling 6972.95 acres in size, known as Fox 1, Fox 2 and Fox 3. All of the claims occur on federal ground (Canadian Mining Regulations).  The claims give the titleholder only subsurface rights. The claims are located in the Kivalliq District.  They have not been legally surveyed.

The claims require work commitments of $4/acre for the first two years and $2/acre for each year thereafter.  The work required to hold the claims must be filed with the Mining Recorder within 30 days of the anniversary date of the claim or within 60 days of the date of the lapsing notice.  At the end of the tenth year, the claim holder can apply for lease status, at which time a yearly payment must be made with no further work commitments and/or expenditures.

Gold bearing iron formation was initially located on the Fox property in 2000 by Comaplex Minerals Corp. personnel as part of a regional exploration program.  The following is a summary of the exploration programs completed since discovery.

Year/ Company	Program	Description/Results
2000 Comaplex	Prospecting, mapping, sampling

Seven-day program completed over a 0.5 x 2.2 km area.  Thirty-five grab and chip samples collected.  Results showed a thin, somewhat erratic, iron formation to host anomalous gold values.  Selective grab samples of arsenopyrite bearing quartz veined iron formation assayed up to 42.80 gpt Au.  Based on results property was staked.

2001 Comaplex	Airborne magnetic geophysics	In June, 932.84 km survey completed at a line spacing of 100m. Survey outlined several magnetic trends one of which corresponds with the iron formations located on the Fox Property.
2001 Comaplex	Prospecting, mapping. Sampling

Twenty-eight grab samples collected during a 16-day prospecting program.  Program completed over original discovery and on additional targets within and immediately peripheral to the property.  Narrow exhalite/iron formation located over 7.0 km strike length. Grab samples assayed up to 43.90 gpt Au.

2002 NDT Ventures	Prospecting, mapping, rock chip and channel sampling

Four areas sampled (continuous or channel), limited prospecting and mapping completed.  All four areas returned anomalous gold values.  Chip sample results include 3.4 m at 5.81 gpt Au, 2.2 m at 7.79 gpt Au and 0.85 m at 7.79 gpt Au.

The property is underlain by amphibolite/mafic volcanics, sediments and felsic and mafic intrusive rocks.  It occurs on the southwest limb of a regional Z-shaped fold.  Previous work by Comaplex Minerals Corp. located an exhalite/iron formation (eif) unit on the Fox 1 and 3 claims in which highly anomalous gold values occur.  The eif has been traced intermittently in outcrop for in excess of 7 km.  It is generally less than 3 metres wide with thickening occurring in fold noses.  In the vicinity of the regional southwest fold closure it is in excess of 7 metres thick.  Within the eif local concentrations of disseminated to semi-massive to massive arsenopyrite, pyrite and pyrrhotite occur.  Selective grab samples of mineralized eif taken by Comaplex personnel assayed up to 43 gpt Au.  Based on Comaplex’s results and the perceived potential of the property to host iron formation gold mineralization, NDT Ventures Ltd. optioned the property in 2002.

The Company’s 2002 exploration program was concentrated on evaluating the surface potential of four areas to host anomalous gold values:  Hinge, North Limb, Lakeshore and Far East. The evaluation consisted primarily of continuous chip and channel sampling over sites previously shown to host anomalous gold values.  The program showed anomalous gold values to occur at all four showings.

At the Hinge showing anomalous gold values occur over a 450 m strike length in association with a 1-3 metre wide eif.  Continuous chip sampling, completed over a 190 metre strike length, showed a 90 metre segment to contain anomalous gold values.  Results include a 3.4 m section averaging 5.81 gpt Au and a 1.2 metre sample assaying 11.556 gpt Au.

At the Far East showing eif has been traced continuously in bedrock for in excess of 120 metres with the immediate along strike extensions being drift covered.  The eif is, on occasion, highly contorted with the formation thickening to 2-3 metres at the fold hinges.  Throughout the showing anomalous gold values are confined to narrow widths and are sporadic. The best result, a 0.85 metre section assaying 7.75 gpt Au, occurs within an arsenopyrite/pyrite bearing quartz vein located within the eif.  To the west and east of the showing anomalous gold values occur in eif that appears to be the along strike extension of the Far East Showing.

Mineralization at the Lakeshore showing is confined to small pods of eif in which arsenopyrite and pyrite occur.  The pods occur within a horizon that has been intermittently traced for 30 metres. Grab samples taken by Comaplex returned values of up to 15.4 gpt Au.  Chip samples were collected from sites returning in excess of 6 gpt Au.  Results include a one-metre sample assaying 4.53 gpt and 0.7 metre sample at 3.106 gpt Au.

The North Limb showing hosts anomalous gold values within a 300 metre long discontinuous zone of siliceous exhalite iron formation and sheared amphibolite.  Grab samples are generally moderately anomalous (1.5-5 gpt Au).  Chip samples are generally anomalous with the best result 3.935 gpt Au across 0.75 m being over a grab sample site that previously assayed 38.62 gpt Au.

Limited exploration on the Fox Property has shown the exhalite/iron formation unit to host anomalous gold values throughout its length. To further evaluate the zone it is recommended that a two-stage program be completed.  In the first stage, prospecting, mapping and sampling of the entire eif would be undertaken. The cost of the program is calculated to be $44,800.  Contingent upon results, a second stage drill program would be completed.

Hannah, Jenny and Black Hills Properties, Churchill County, Nevada

Pursuant to a letter agreement dated August 6, 2002 between the Company and Larry McIntosh and Susan McIntosh, the Company has the option to acquire a 100% interest in three exploration properties known as the Black Hills, Jenny and Hannah for consideration to be paid by the Company over a four-year period commencing September 5, 2002 of US$250,000 and 575,000 Common Shares. The Company will also be required to maintain the mineral claims in good standing during the term of the option. The vendors retain a 2% Net Smelter Return Royalty which the Company may reduce to 1% for US$1,000,000. Pursuant to an agreement dated July 25, 2002 between the Company and Henry H. Tonking (“Tonking”), a geologic consultant, the Company agreed to pay Tonking a fee of US$2,500, 25,000 Common Shares and 5% of field expenditures up to a maximum of US$250,000 payable quarterly to Tonking for his efforts in assisting the Company to acquire these three properties.

The Exchange approved these transactions on September 5, 2002. The Company has issued the initial 25,000 Common Shares to Larry and Susan McIntosh and 25,000 Common Shares to Tonking with hold periods expiring January 10, 2003 and with a US legend.

The following disclosure has been provided by Thomas H. Burkhart, a Qualified Person as defined in National Instrument 43-101, and Vice President, Exploration of the Company.

Hannah Project

The Hannah Project is located in western Nevada in the NE corner of Churchill County and is accessible by road.  The Hannah Project consists of 16 unpatented lode claims situated in two separate eight-claim blocks. One claim block is oriented in an east-west direction and measures approximately 1800 by 4500 feet.  The northern edge of the second claim block is situated 2000 feet south and is oriented in a north south direction.  This block measures 1500 feet by 4800 feet.

Hannah forms the western limits of the Jessup mining district that was mainly active in the early 1900’s.  Within the Hannah claims and the surrounding area, numerous small prospect pits, adits and shafts expose an abundance of shear zones and areas of quartz veining.  None of these historic workings appear to have been large enough to record any noteworthy gold production.  In the mid 1970’s, there was a small turquoise mining operation within the Company’s southern claim block.  In 1999, the ground was held by Cordex Exploration who conducted some surface sampling and minor trenching. This work produced gold values up to 18 g/t associated with silicification and quartz veining hosted by sheared meta-sediments.  Cordex dropped the property without completing additional work on the identified target areas.

Limited data by others on the project suggests that there is potential for large mineralized shear zones associated with faults developed on contacts between meta-volcanics and meta-sediments. In addition, there is potential for stacked zones of mineralized quartz- sericite schist (QSS) that hosts gold in quartz vein stockworks.  The project has the potential for high-grade veins and shears that could be mined underground and low to moderate grade occurrences with open pit potential.  Company personnel has visited the property and reviewed available data, but has not conducted independent field investigations.

Host rocks at the Hannah prospect include greenschist facies metavolcanic and interlayed metasedimentary rocks of probable Lower Mesozoic age.  These rocks are cut by small dikes and masses of altered, quartz-feldspar porphyry and less altered dioritic to granodioritic intrusives. Younger basalt and lake sediments overlie much of the area.

Relative to gold mineralization, the meta-sediments (mainly QSS) appear to host the majority of known mineralization.  These rocks are easily weathered and outcrop exposures are generally poor. Gold assays to +0.500 opt. are found within multiple zones of altered quartz-sericite schist.  Gold is locally associated with large, poorly exposed shears and stacked, bedding conformable, zones of meta-sediments. Within these zones gold is associated with quartz veins, quartz vein stockworks and strong hematite (gosson). In addition, within the district occur multiple layers of oxide-facies banded iron formation (chert, magnetite,hematite) that can carry multi-gram gold values. A limited number of multi-element assays suggest that gold is correlative with bismuth and arsenic.

The Company’s exploration hypothesis is that gold mineralization is of a syn-genetic origin and related to hydrothermal processes active during host rock deposition.  Subsequent metamorphism of the country rocks remobilized gold and associated elements into favorable structural environments.

The Company’s priority target lies on its northern claim block where work by others has defined gold in sub-crop and float over an east-west strike of approximately 700 meters.  Mineralization is thought to be associated with a large north dipping shear zone that forms the contact between meta-sediments and overlying meta-volcanics.  Here, gold values up to 18 g/t occur in association with silicification and quartz veining.

The Company’s anticipated program will include detailed geologic mapping and collection of additional surface samples.  Hannah is a very early stage prospect and further work, including possible drilling, will be contingent on results of the Company’s preliminary program to be conducted in December of 2002 and in the first quarter of 2003.

Jenny Project

The Jenny Project is located in western Nevada in the NE corner of Mineral County with one claim lapping over into Nye County and is accessible by road.  The Jenny Project consists of 8 unpatented lode claims.  Each claim measures 1500 by 600 feet.  The claim block measures 3000 by 2400 feet and is oriented in an east-west direction.

Minor prospecting occurred in the early 1900’s on a large north-south oriented quartz calcite vein that passes through the central portion of Jenny Hill. There was no noteworthy production.  Comaplex held the ground and completed some surface sampling over the project.  They identified up to 1.5 g/t gold in the main quartz calcite vein and identified gold values up to 1.3 g/t on the northern slopes of Jenny Hill.  This mineralization is hosted by float and sub-crop of silicified and iron-stained siltstone. Comaplex dropped the property without following up on any of the targets identified.

Limited data on the project suggests that there is potential for veins and large structures to host potential economic quantities of gold and also there is evidence of disseminated mineralization within favorable silty sediments. Company personnel has visited the property and reviewed available data but has not conducted independent field investigations.

The Jenny Project is located on a major structural component of the Walker Lane.  The prospect sits approximately mid-way between the Paradise Peak gold mine (mined out) and the active Rawhide gold mining operation.  Host rocks at the prospect consist of Mesozoic siltstones that are locally intruded by narrow dacite dikes.  Jenny hill is centered on a large north trending fault characterized by quartz/calcite veins and breccia varying from 3 to 5 meters wide.  Silicification of sedimentary wall rocks adjacent to the structure forms the conical shaped hill that makes up the project area.  Gold values up to 1.3 g/t occur in silicified siltstones on the north flanks of the hill and suggest a potential for Carlin style disseminated mineralization. This style of occurrence is the Company’s priority target with the objective if defining a large tonnage gold deposit that could be mined by open pit mining methods.

The Company’s anticipated program will include detailed geologic mapping and collection of additional surface samples.  Jenny is a very early stage prospect and further work, including possible drilling, will be contingent on results of the Company’s preliminary program to be conducted in the first quarter of 2003.

Black Hills Project

The Black Hills Project is located in western Nevada in the NE corner of Mineral Count and is accessible by road.  The Black Hills Project consists of 36 unpatented lode claims.  Each claim measures 1500 by 600 feet.  The claim block is oriented in a NE direction and measures 9600 by 3000 feet.

High-grade quartz veins were explored on the property in the late 1800’s and early 1900’s.  This is evidenced by numerous small shafts and adits.  It is doubtful that there was any noteworthy production. In the early 1980’s, claim holders conducted some trenching and digging to further expose the same vein systems that were worked in the past.  These more recent efforts yielded no recorded production.  In 1999, Comaplex held the ground and obtained 200 rock chip samples, 300 soil samples and completed a ground magnetometer survey. Their work identified gold values over a fairly large area in rock samples and soils.  Approximately 45 of there rock chip samples exceeded 1-g/t gold.   Their work confirmed mineralization in the known quartz veins and identified additional potential along the western range-front of the Black Hills.  Here, gold and copper is hosted in skarnified siltstones developed adjacent to felsic intrusives.  Comaplex dropped the property without completing additional work.

The Company’s priority target on the Black Hills project is an area of skarn mineralization developed over an elliptical zone measuring approximately 700 by 200 meters situated along the western range-front of the Black Hills. Gold and copper mineralization is associated with quartz vein stockworks and sulfide replacement within calc-silicate/garnet epidote skarn. Mineralization is generally exposed only in small prospects and as float. Gold values up to 5 g/t and copper values as high as 6% have been obtained by others from the target area.  Mr. Burkhart has visited the property and reviewed available data, but have not yet conducted independent field activities.

The Black Hills property is located on a major structural component of the Walker Lane.  The prospect sits approximately mid-way between the Paradise Peak gold mine (mined out) and the active Rawhide gold mining operation.  Host rocks at the prospect include Mesozoic sediments overlain by a flat lying sheet of biotite-rich diorite.  A variety of younger intrusive rocks are present including rhyolite domes dikes and sills.

Gold values up to +3 opt have been found in flat lying, locally sheeted quartz veins that are best developed at the base of the diorite. Gold copper skarn also occurs in both sedimentary and intrusive rocks.  A younger cross cutting set of veins also carry pyrite, gold, copper and locally abundant stibnite.

The style of mineralization and alteration is locally suggestive of a porphyry style mineralizing system.  There is pervasive skarn development of the sediments, local K-spar flooding, silicification and carbonate veining and replacement.

The Company anticipates that a program will include detailed geologic mapping and collecting additional rock samples.  In addition to the main target noted above, there are geologic indicators that favorable skarn environments exists elsewhere on the property and preliminary exploration activity will be directed at these locations.  The Black Hills project is a very early stage and further work, including possible drilling, will be contingent on results of the Company’s preliminary program to be conducted in the first quarter of 2003.

CC-Claims, Churchill County, Nevada

Pursuant to a letter agreement dated August 26, 2002 between the Company and Calloway Exploration Services, L.L.C. (“Calloway”), the Company has the option to acquire a 100% interest in the CC Project situated in the Fairview Mining District of Churchill County, Nevada for consideration to be paid by the Company to Calloway of US$500,000, US$500,000 in exploration expenditures and 685,000 Common Shares over a five-year period commencing September 10, 2002. The Company is obligated to complete a US$50,000 of exploration expenditures, including a minimum of 1,500 feet of reverse circulation drilling, in the first year of the option. The Company will also be required to maintain the mineral claims in good standing during the term of the option and to employ Victor Calloway, President of Calloway or his alternate for a minimum number of days during the initial two years. A 3% Net Smelter Return Royalty is retained by Calloway that can be reduced to 1% for US$1,500,000, subject to further review and approval of the Exchange. Pursuant to an agreement dated August 20, 2002, between the Company and Robert M. Hatch (“Hatch”), the Company has agreed to pay Hatch a fee of US$2,500, 32,767 Common Shares and 10% of field expenditures up to a maximum of US$250,000 payable quarterly to Hatch in consideration of his efforts in assisting the Company in acquiring the CC Project.

The Exchange approved these transactions on September 10, 2002. The Company has issued the initial 50,000 Common Shares to Calloway and 32,767 Common Shares to Hatch with a hold period expiring January 11, 2003 and with the US legend.

The following disclosure has been provided by Thomas H. Burkhart, a Qualified Person as defined in National Instrument 43-101, and Vice President, Exploration of the Company.

The CC Claims are located in western Nevada in the south-central part of Churchill County and is accessible by road.  The CC-Project consists of 38 unpatented lode claims.  Each claim measures 1500 by 600 feet and the total claim block measures 7500 feet in an east-west direction and 4800 feet in a north south direction.

The CC Project area is totally within an area covered by Miocene aged silicic ash flow tuffs.  The oldest of the units is a  gray welded tuff of probable quartz latite composition.  This is capped locally by a debris flow with large lithics (up to 2 m) and a muddy groundmass. A thick section of rhyolite ash flow tuffs lies above the quartz latite.  The lower portion of the rhyolite tuffs is light gray, welded with quartz , plagioclase and sanadine phenocrysts.  The upper portion of the rhyolite tuffs is moderately to densely welded in the top portion and becoming less welded with depth. Quartz latite porphyry dikes are common in much of the claim block and vary in width from less than a meter to over 70 meters. These dikes are the youngest volcanic related rocks on the property and cut the mineralized main structure and other quartz bearing structures.

The main vein system on the CC Project lies on a fault contact between the upper and lower rhyolite units.  On the western continuation of the vein system it is localized on the contact between quartz latite tuff in the footwall and upper rhyolite tuff in the hangingwall. The main mineralized vein is fairly well exposed in outcrop and by trenching in the central 300 meters of strike length.  It can also be traced in outcrop and sub-crop for an additional 500 meters to the southwest and 200 meters to the east.  Economic potential is thought to exist along the entire length of the vein system and is the focus of the Company’s ongoing exploration program.

Various individuals have held the ground and completed minor surface trenching and diggings on portions of the property where mineralization is exposed on surface. The project has not seen advanced exploration activity nor has it been drilled.

The priority target on the CC Project is gold and silver mineralized quartz vein system that strikes approximately ENE, dips at 65 degrees to the south and has a potential strike length of approximately 1,000 meters.  The vein system is made up of a main vein and multiple semi parallel veins that have an overall width potential of up to 30 meters. Portions of the vein system are fairly well exposed over a strike of approximately 300 meters and it is in this area where the majority of work has been focused to date.  Since obtaining the project,  the Company has completed detailed geologic mapping at scales of  1:500 and 1:5000. The Company has also obtained approximately 30 samples of the vein system with gold values ranging from a high of 56 g/t to low values below detection limits. Future work being considered includes a trenching program to better expose vein projections in some areas.  A preliminary budget of $50,000 has been approved to cover the costs of an anticipated Phase I drill program that will be carried out as soon as practical during the coming spring of 2003.  Procedures will be initiated in the near future to seek to obtain permits from the Bureau of Land Management to construct trenches, roads and drill sites.

Item 5.

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements for the years ended May 31, 2002, 2001 and 2000, respectively and the related notes thereto. The Company’s financial statements have been prepared in accordance with Cdn GAAP. Reference should be made to Note 11 to the financial statements for a discussion of the material differences from the amounts presented in Cdn GAAP to US GAAP.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company’s accounting policy is to capitalize all costs relating to the acquisition and exploration and development on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. As at May 31, 2002, the Company has capitalized cumulatively $765,750 on the acquisition and exploration of its mineral property interests.

Pursuant to a Management Services Agreement with International Northair Mines Ltd. (“Northair”), a public company with certain directors and officers in common, Northair provides the Company with furnished office space in Vancouver, British Columbia, fully staffed and supplied, in consideration of a fee, fixed annually and paid monthly. Certain services, such as mineral exploration and public relations provided by Northair’s personnel are charged to the Company at specified charge out rates. Other costs, such as postage and photocopying, are charged to the Company on the basis of actual usage. Administration service fees of $180,000 (2001 - $189,000; 2000 - $159,000) were paid to Northair, during the fiscal year ended May 31, 2002.

A.

Operating Results

Fiscal Year Ended May 31, 2002 compared to Fiscal Years Ended May 31, 2001 and May 31, 2000

For the year ended May 31, 2002, the Company incurred a loss or $550,782 ($0.02 per share), compared to a loss of $2,556,031 ($0.10 per share) in 2001 and $2,762,153 ($0.11 per share) in 2000. This decrease in loss is the result of there being fewer resource costs written off ($238,574 – 2002; $2,288,443 – 2001; $2,610,990 –2000), lower write down of investments ($15,564 – 2002; $48,752 – 2001; $6,772 - 2000) and lower general and administrative expenses ($365,492 – 2002; $386,558 – 2001; $379,396 - 2000) offset by lower interest income ($68,848 – 2002; $167,722 – 2001; $209,432 - 2000).

There were no expensed exploration and mineral property costs for 2002, 2001 and 2000 except for the resource costs written off as discussed below. Property examination and exploration expenditures were $369,351 during 2002, down from $1,264,273 in 2001 and  $556,837 in 2000. In 2002, the Company focused its exploration efforts in Canada, costing the Company $225,287 as compared to $1,799 in 2001 (the 2001 spending in Canada was net of certain cost recoveries of $128,053); however, it reduced its exploration activities in South America, which cost the Company $1,262,474 in 2001 and only $144,064 in 2002.  In 2000, when the Company began its exploration in South America in earnest, it expended $517,535 on South American mineral prospects while its Canadian exploration expenditures totaled $39,302. In 2002 the Company wrote off $238,574 of exploration costs largely related to costs incurred on properties examined but not acquired. In 2001, the Company wrote off $892,549 of resource cost incurred in Canada and $1,395,894 incurred in South America for an aggregate of $2,288,443. In 2000, the Company wrote off $2,610,990 of resource property costs of which $2,255,225 related to mineral properties in Labrador and Newfoundland. Pursuant to the April 3 2001 agreement concerning the Donner properties in Voisey’s Bay, Newfoundland, the Company vended its interest in these properties in exchange for shares of a new company, SVB Nickel Company Ltd. (“SVBN”). During 2002, the Company received 830,567 shares for its property interests and the related mineral property costs totaling $104,806 were transferred to investments and shown as a disposal or reduction of resource property costs.

The Company’s operations outside of Canada generally require the use of US currency. The Company does not engage in foreign currency hedging activities with respect to its Canadian funds in excess of its current expenditure requirements. For activities outside of Canada, the Company transfers funds to its subsidiaries on an “as needed basis” to avoid significant exposure to foreign currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

B.

Liquidity and capital resources

As at May 31, 2002, cash and short-term investments amounted to $1,861,235. This compares to $2,608,693 in 2001 and $4,034,166 in 2000. The Company’s cash reserves are from equity financings completed in 1997 and 1996.  The Company’s short-term cash investments are highly liquid investments with original maturities of three months or less.

The Company may be subject to future cash commitments relating to its mineral properties upon the occurrence of certain events. For a discussion of these agreements and events see Item 4.D. “Property, Plants and Equipment”. The major cash commitments and obligations for the Company in 2003 are property option payments, finder’s fees and exploration work commitments of approximately $225,000 and corporate administration expenses of approximately $370,000. A significant portion of the Company’s corporate administration expenses are incurred pursuant to the Management Services Agreement with Northair which is automatically renewed from year to year unless terminated by either party.

As at May 31, 2002, the Company’s working capital was $1,847,230 (2001 - $2,512,191; 2000 - $4,023,231). The Company believes that this working capital position will provide it with sufficient funds to meet all its obligations and planned expenditures over the coming year.

The Company holds a small portfolio of investment in shares of other companies. The fair market value of these investments as at May 31, 2002 was $ 140,388, at May 31, 2001 was $51,146 and at May 31, 2000 was $36,958. These investments are accounted for on the cost basis because it has less than a 20% interest in and/or has no significant influence over the companies in which it hold securities. These investments are written down to net realizable value when the decline in value is deemed to be other than temporary.

C.

Research and development, patents and licenses

See Item 4.B. Business Overview.

D.

Trend information

The Company is a mineral exploration company with no producing properties. Accordingly the information required by this section is inapplicable. See Item 4.B. “Business Overview”.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following discloses the name and function with the Company of its directors and senior management as at January 8, 2003 together with their business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships):

Frederic G. Hewett has been the Company’s Chief Executive Officer and President since 1996 and a director of the Company since 1995. Mr. Hewett is responsible for the Company’s day-to-day operations as well as strategic planning and the raising of capital to fund the Company’s operations. Mr. Hewett devotes approximately 50% of his time to the Company. Mr. Hewett graduated in 1972 from University of British Columbia with a B. Sc. (Geology), and became a Professional Engineer in the Province of British Columbia in 1978. From 1973 to 1981 he worked for Cassiar Asbestos Corp. as Mine Geologist and Chief Engineer. Since 1981, Mr. Hewett has been involved as a director and/or officer of a number of public resource companies including International Northair Mines Ltd., Tenajon Resources Corp., Troon Ventures Ltd. and Northern Empire Minerals Ltd.

Mr. Hewett is a Fellow of the Geological Association of Canada, a Life Member of the Canadian Institute of Mining and Metallurgy, a member of the Association of Professional Engineers and Geoscientists in British Columbia, and a member of the Advisory Board of the B.C. and Yukon Chamber of Mines.

Donald Bruce McLeod is the Chief Financial Officer and Vice President of the Company and has been a director since 1996.  Mr. McLeod devotes approximately 25% of his time to the Company and focuses primarily on project development and review, strategic planning and business development. He is the son of Donald A. McLeod, Chairman and Director of the Company. He currently serves with eight public companies as: President and director of Sherwood Petroleum Corporation, Tenajon Resources Corp., Troon Ventures Ltd.; Chief Operating Officer and director of Stornoway Ventures Ltd.; director of Geologix Explorations Inc. and Ariane Gold Corp; Vice-President and director of International Northair Mines Ltd. and Northern Empire Minerals Ltd.

Mr. McLeod graduated from the Montana College of Mineral Sciences and Technology in 1987 with a Bachelor of Science degree in Mining Engineering.  His experience over the past 20 years includes time spent at all levels of the exploration and mining industry from Exploration Technician to Miner through Mine Manager.  His professional associations include:  Member of the TSX Venture Exchange’s Advisory Board; President and director of the Canadian Listed Company Association; membership in the Canadian Institute of Mining & Metallurgy, the British Columbia & Yukon Chamber of Mines and the Association of Professional Engineers of B.C.; and a former member of the Vancouver Stock Exchange President's Advisory Council.

Thomas H. Burkhart is the Vice President, Exploration of the Company.  Mr. Burkhart has been employed by the Company since 1999 and is responsible for the design and implementation of the Company’s exploration activities in the Americas. His duties include prospect generation, prioritization and participating in and overseeing project evaluations. Mr. Burkhart graduated with a B.Sc. (Geology) from the MacKay School of Mines, University of Nevada in 1979. He has over twenty years experience in mineral exploration and management principally in precious metals with extensive work history in the Western U.S., Peru, Argentina and Chile. Mr. Burkhart is certified by the state of Washington as a Licensed Professional Geologist.

Donald A. McLeod has been Chairman of the Company’s board of directors since 1996 and has been a director of the Company since 1995. He is the father of D. Bruce McLeod. He contributes to meetings of the board of directors when and as required. Mr. McLeod retired in 1996 after a lengthy and successful career in senior management of Canadian exploration and mining companies. Mr. McLeod is a Director of International Northair Mines Ltd., Stornoway Ventures Ltd., Tenajon Resources Corp. and Troon Ventures Ltd.

Neil Briggs is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Briggs has served with the Company in this capacity since 1995.

Mr. Briggs has a Bachelor of Science degree in geology from the University of Durham, England. He held a senior exploration position with Falconbridge Nickel Mines Limited, during which time he established their regional exploration office in the Atlantic Provinces of Canada. Starting in the early 1980’s, Mr. Briggs held senior management positions with Manitoba Mineral Resources Ltd. ultimately serving as its President from 1993 – 1995.  Mr. Briggs is President and director of Playfair Mining Inc. and Rupert Resources Ltd. Mr. Briggs is also a director of Kermode Resources Ltd. and Buchans River Ltd.

Donald G. Moore is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Moore has served with the Company in this capacity since 1995.

Mr. Moore holds a Bachelor of Science degree and has over 30 years of experience in the mining industry. Mr. Moore is an independent consultant. His operations include organizing, restructuring, promoting and negotiating complex acquisitions and joint ventures for junior and senior resource companies. Mr. Moore is President and director of Kermode Resources Ltd. He is also a director and Chief Executive Officer of Rupert Resources Ltd. and a director of Playfair Mining Inc.

Bruce G. Grant is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Grant has served as a director since 1996.

Mr. Grant is a senior partner of the St. John’s, Newfoundland law firm, Stewart McKelvey Stirling Scales. He is a member of the Canadian Bar Association and the Law Society of Newfoundland. Mr. Grant’s practice areas include Corporate/Commercial, Financial Services, Energy and Natural Resources. He is the Corporate/Commercial Practice Manager for his firm.

James P. Stewart, a professional geologist (University of Canterbury, NZ, B.Sc. (Honours) 1970), is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Stewart has served with the Company in this capacity since 1995. Pursuant to an option and a joint venture agreement between the Company and North Group, formerly known as Takla Star Resources Ltd. (“Takla”), Takla has the right to nominate one person to act as director of the Company and the Company has agreed to use its best efforts to have that nominee appointed to its board of directors. James P. Stewart was Takla’s original nominee in 1995. In June 2001, Mr. Stewart ceased to be a director or senior officer of Takla. However, Takla still retains the right to nominate one person to act as a director of the Company.

Mr. Stewart is the co-founder, President and Director of Finachetto Finance Corp., a private Alberta capital investment fund.

Gail M. Sharp has been the Corporate Secretary of the Company since 1997. Ms. Sharp graduated from the University of British Columbia (B.A.) in 1972. From 1972 to 1980, Ms. Sharp was employed in the insurance brokerage industry in various capacities. Ms. Sharp was an administrative assistant with Queenstake Resources Ltd from 1980 - 1982. Ms. Sharp joined International Northair Mines Ltd. in 1983 as Corporate Secretary and continues in that capacity to the present. Ms. Sharp is also the Corporate Secretary of Stornoway Ventures Ltd., Tenajon Resources Corp., Troon Ventures Ltd. and Northern Empire Minerals Ltd.

Alfred C. Kwong is the Controller of the Company. He was appointed Controller of the Company on November 4, 2002. He is a member of the Canadian Institute of Chartered Accountants. He is responsible for the day-to-day financial operations and the preparation of financial statements for the Company.

Mr. Kwong obtained his Masters in Business Administration degree from the University of British Columbia in 1972 and qualified as a Chartered Accountant in British Columbia in 1975. He was primarily in public practice since qualification (except for one year in internal audit industry), primarily engaged in attest audits and review engagements of small to medium size companies, including public companies. He joined International Northair Mines Ltd. in 1996 as Controller.

B.

Compensation

The directors of the Company do not receive any compensation in their capacity as such other than the grant of stock options. At the present time, two directors, Fred G. Hewett and D. Bruce McLeod, hold options to purchase an aggregate of 225,000 Common Shares at $0.15 per Common Share until April 11, 2004.

The following table discloses information for the last full financial year, ended May 31, 2002, for the members of the Company’s administrative, supervisory or management bodies:

Name & Principal Position	Salary ($)	Other Benefits ($)
F.G. Hewett, CEO & President	94,595	Nil
D.B. McLeod, CFO & Vice President	38,684	Nil
T.H. Burkhart, Vice President, Exploration	133,184	12,219
Gail M. Sharp, Secretary	Nil(1)
Alfred C. Kwong, Controller	Nil(1)

(1)

Ms. Sharp and Mr. Kwong provide their services to the Company pursuant to an agreement with International Northair Mines Ltd. (“Northair”). See Item 6.D. and Item 7.B.

The Company does not provide retirement benefits to its employees, senior officers or directors.

C.

Board practices

The Articles of the Company provide for the election and retirement of directors by rotation. At each annual general meeting, one half of the directors, or it their number is not a multiple of two, then the nearest to, but not exceeding one half shall retire from office. The directors to retire are those who have been longest in office since their last election or appointment. As between persons who became directors on the same day, those to retire shall, in default of agreement between them, be determined by lot. The number of directors is currently fixed at seven.

At the Company’s last Annual General Meeting held October 8, 2002 James P. Stewart, Donald A. McLeod and Bruce C. Grant were re-elected to hold office until their term expires or until their successors are elected or appointed. The remaining four directors, namely Frederic G. Hewett, Donald G. Moore, D, Bruce McLeod and D. Neil Briggs, have terms that will continue in accordance with the provisions of the Company’s Articles.

The Company does not have service contracts with its directors and does not provide retirement benefits for its directors or executive officers. The Company has no standard arrangement pursuant to which directors and senior officers are compensated for their services in their capacity as such except for the granting of stock options from time to time.

The board of directors has established an audit committee, as required by the provisions of the British Columbia Company Act. The Company’s board of directors appoints the audit committee and the executive officers annually immediately following an annual general meeting.

The British Columbia Company Act requires that an audit committee be established and that it be composed of no less than three directors, the majority of whom are not employees. The members of the Company’s audit committee are D. Bruce McLeod, Donald G. Moore and Neil Briggs.

The mandate of the Audit Committee is to review the Company’s financial statements and certain other financial documents before the board of directors approves them. In so doing, the Committee may meet independently with the Company’s Auditors to review the adequacy of the Company’s systems and procedures of internal control and to review the nature and scope of the annual audit.

The Exchange has adopted guidelines for listed companies with respect to corporate governance practices. These guidelines concern the composition, the mandate and objectives of a board of directors and its committees, the presence of a majority of non-related directors; the procedure followed by the board of directors to reach a decision, the procedure in place to recruit new directors, to guide and instruct them, the independence of the board members, the valuation of the board, its members and the general management of the Company, the expectations of the board towards management and measures for receiving feed back from its shareholders.

The board of directors has the responsibility to establish corporate policies and to review its performance. The Company’s board of directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. The day-to-day operations of the Company are under the control of management, in particular the President and the Vice President, Exploration. Each director of the Company receives a monthly report concerning current activities and the development of the business, as well as a review of investment opportunities and the acquisition or disposal of properties.

The corporate governance policies now in place take into account the characteristics of an exploration company like the Company. The Company’s financial resources are limited, and since the Company’s directors receive no compensation in their capacity as such, a corporate governance committee has not been formed. The interaction between management and the board of directors insures that the individual directors are fully informed about the affairs of the Company. The experience of the board members is available to management whenever it is required. Accordingly, the board is of the view that the Company’s general approach to corporate governance is currently appropriate and substantially consistent with the objectives set out in the Exchange’s guidelines.

D.

Employees

As of May 31, 2002, the Company has one full time employee, situated in the United States, who is responsible for the Company’s exploration activities in the Americas. The Company has two part-time employees, situated in Canada, who are responsible for the day-to-day management of its affairs. Pursuant to a management and cost sharing agreement with Northair the Company has from time to time certain Northair personnel available to it (including Ms. Sharp and Mr. Kwong) that perform accounting, secretarial, reception and other general administrative duties.

The Company is not subject to any collective bargaining agreements.

E.

Share ownership

The following table sets out the share ownership of each of the members of the Company’s administrative, supervisory or management bodies as of May 31, 2002:

Name	Number of Common Shares held at May 31, 2002	Number of Options outstanding at May 31, 2002	Exercise Price	Expiry Date
Fred G. Hewett	176,000	100,000	$0.15	April 11, 2004
Bruce McLeod	263,500	125,000	$0.15	April 11, 2004
Thomas H. Burkhart	2,000	300,000	$0.15	April 11, 2004
Donald A. McLeod	70,000	Nil
D Neil Briggs	Nil	Nil
Donald G. Moore	Nil	Nil
Bruce C. Grant	3,000	Nil
James P. Stewart	Nil	Nil
Gail M. Sharp	Nil	Nil
Alfred C. Kwong	Nil	Nil

Percent of Common Shares held by all of the Company’s directors and senior management is less than 1%.

Stock options to purchase Common Shares from the Company are granted to directors, senior officers, employees and consultants of the Company on terms and conditions acceptable to the Exchange and an exemption from prospectus requirements under securities laws in British Columbia and Alberta. The Company has no formal stock option plan.

The Exchange has amended its policy with respect to incentive stock options to require all listed companies to adopt a stock option plan. As a Tier 1 issuer, the Company has the choice of having a rolling stock option plan reserving a maximum of 10% of the issued Common Shares of the Company at the time of stock option grant, with no vesting provisions or of having a fixed number stock option plan reserving a specified number of Common Shares, up to a maximum of 20% of the Company’s issued Common Shares as at the date of shareholder approval, with no vesting provisions and the ability to grant options without a hold period, provided the grant is made at the market price.

Shareholder approval will be required to institute a stock option plan. The directors have not determined which type of plan will best suit its needs. It is expected that a determination will be made prior to the Company’s next Annual General Meeting.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

A major shareholder is one who beneficially owns more than 5% of the issued Common Shares of the Company. To the best of the Company’s knowledge at the date of this Annual Report, the Company does not have any major shareholders. All shareholders have the same voting rights.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at September 3, 2002, being the record date (the “Record Date”) for the Company’s last Annual General Meeting, and based on the records of Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia V6C 3B9, the Company’s registrar and transfer agent, there were 25,676,978 Common Shares of the Company issued and outstanding. As at the Record Date there were 77 registered shareholders resident in the United States, holding an aggregate of 3,925,440 Common Shares or approximately 15%; 100 registered shareholders resident in Canada, holding 21,643,338 Common Shares or 84%; and 5 registered shareholders resident in other countries holding 108,200 Common Shares or 1%.

The Company is not at present a party to any arrangement, the operation of which may at a later date result in a change in control of the Company.

B.

Related party transactions

No director or senior officer of the Company, any member beneficially owning Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing persons had, since June 1, 2002 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or its subsidiaries.

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors or senior officers of the Company, any member beneficially owning Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company nor any associate or affiliate of any of foregoing persons, or any other persons.

Pursuant to a Management and Cost Sharing Agreement dated for reference August 1, 1999, with Northair, a company with directors and officers in common, the Company is provided with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered from the Company on the basis of actual usage. The Company paid Northair $180,000 in administrative service fees during the year ended May 31, 2002.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2002 which contain an Audit Report dated June 21, 2002, Balance Sheets as at May 31, 2002 and 2001, Statement of Shareholders’ Equity for the Fiscal Years ended May 31, 2002, 2001 and 2000, Statements of Operations for the Fiscal Years ended May 31, 2002, 2001 and 2000, and cumulative from February 25, 1995 to May 31, 2002, Statements of Cash Flows for the Fiscal Years ended May 31, 2002, 2001 and 2000, Schedule of Mineral Property Costs for the Fiscal Years ended May 31, 2002 and 2001 and cumulative from February 25, 1995 to May 31, 2002 and Notes to the Financial Statements under Item 17. Financial Statements.

 Legal Proceedings

There are no legal or arbitration proceedings pending or concluded in the last fiscal year, or governmental proceedings pending or known to be contemplated which may have or have had in the recent past, significant effects on the Company’s financial position or results from operations.

Dividends

The Company has not paid any dividend on its Common Shares since its incorporation. The Company intends to invest all available funds to finance the growth of the Company’s business and therefore investors cannot expect to receive a dividend on the Company’s Shares in the foreseeable future.

B.

Significant changes

No significant change has occurred since the date of the annual audited consolidated financial statements and notes included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the Common Shares of the Company on the Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

For the five most recent full financial years, the annual high and low market prices for the Company’s Common Shares on the Exchange were:

Fiscal Year Ended May 31	High $	Low $
2002	0.23	0.08
2001	0.44	0.09
2000	0.43	0.11
1999	0.26	0.13
1998	0.96	0.25

The following table sets out the market price range of the Company’s Common Shares on the Exchange for each full quarterly period within the two most recent completed fiscal years and the subsequent first two quarters of the current fiscal year:

Fiscal Year	Quarter Ending	High ($)	Low ($)
2000	August 31, 1999	0.19	0.11
	November 30, 1999	0.25	0.13
	February 28, 2000	0.35	0.15
	May 31, 2000	0.43	0.17
2001	August 31, 2000	0.38	0.17
	November 30, 2000	0.44	0.17
	February 28, 2001	0.20	0.12
	May 31, 2001	0.16	0.09
2002	August 31, 2001	0.14	0.09
	November 30, 2001	0.14	0.08
	February 28, 2002	0.12	0.08
	May 31, 2002	0.23	0.10
2003	August 31, 2002	0.23	0.09
	November 30, 2002	0.15	0.06

The high and low market prices of the Company’s Common Shares for the most recent six months are as follows

	High	Low
July	0.20	0.09
August	0.11	0.10
September	0.15	0.10
October	0.11	0.06
November	0.12	0.08
December	0.13	0.10

The Exchange has not imposed any trading suspensions on the Company in the prior three years.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is also required to report on the high and low sale prices for the Common Shares of the Company on the OTCBB for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in US dollars) as follows:

For the five most recent full financial years, the annual high and low market prices for the Company’s Common Shares on the OCTBB were:

Fiscal Year Ended May 31	High $	Low $
2002	0.14	0.02
2001	0.32	0.05
2000	0.18	0.03
1999	0.20	0.03
1998	0.60	0.16

The following table sets out the market price range of the Company’s Common Shares on the OTCBB for each full quarterly period within the two most recent completed fiscal years and the subsequent first two quarters of the current fiscal year:

Fiscal Year	Quarter Ending	High ($)	Low ($)
2000	August 31, 1999	0.10	0.03
	November 30, 1999	0.13	0.03
	February 28, 2000	0.18	0.03
	May 31, 2000	0.21	0.03
2001	August 31, 2000	0.25	0.10
	November 30, 2000	0.32	0.10
	February 28, 2001	0.16	0.08
	May 31, 2001	0.16	0.05
2002	August 31, 2001	0.06	0.05
	November 30, 2001	0.08	0.04
	February 28, 2002	0.08	0.02
	May 31, 2002	0.14	0.06
2003	August 31, 2002	0.16	0.05
	November 30, 2002	0.12	0.04

The high and low market prices of the Company’s Common Shares for the most recent six months are as follows:

	High	Low
July	0.08	0.07
August	0.06	0.05
September	0.08	0.05
October	0.06	0.04
November	0.12	0.04
December	0.04	0.04

The Company’s Common Shares ceased to be quoted on the OTCBB on January 7, 2003.

B.

Plan of Distribution

Not applicable

C.

Markets

The Company’s Common Shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange and the Vancouver Stock Exchange) under the symbol “NDE” and formerly on the OTCBB in the United States under the symbol “NDTVF” and “NDTVE”. The Company ceased to be quoted on the OTCBB on January 7, 2003. (See Risk Factors – “Classification as a Penny Stock and Decreased Liquidity” under Item 3.D.)

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable

B.

Memorandum and Articles of Incorporation

The Company’s Memorandum and Articles of Incorporation (“Articles”) are registered with the British Columbia Registrar of Companies under Certificate of Incorporation No. 314543. A copy of the Articles was filed with the Company’s initial registration statement on Form 20-F in 1996.

The Company’s Articles do not specify objects or purposes. Under the Company Act (British Columbia) (the “BCCA”), a corporation has all the legal powers of a natural person, however, corporations may not undertake certain limited business activities such as banking, constructing and operating a railway or any trust business without alterations to its form of articles.

Part 11 of the Company’s Articles specify that a director is required to disclose his interest in and not vote in respect of any proposed contract or transaction with the Company in which he is, in any way, directly interested. Such director shall be counted in the quorum at any directors’ meeting at which the proposed contract or transaction is approved.

A director may hold any office or place of profit with the Company in addition to his office of director for such period and on such terms (as to remuneration or otherwise) as the directors of the Company may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as a vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be voided by reason thereof.

A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

A director may be or become a director, officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and such director shall not, except as provided by the BCCA or the Articles, be accountable to the Company for any remuneration or other benefit received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the directors of the Company otherwise direct.

The BCCA requires every director of the Company who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company to disclose the nature and extent of his interest at a meeting of the directors. The disclosure must be made at the meeting at which a proposed contract or transaction is first considered, or if the director was not, at the time of that meeting, interested in a proposed contract or transaction, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director’s knowledge. For disclosure purposes, a general notice in writing given by a director of the Company to the other directors to the effect that the director is a member, director or officer of a specified corporation, or that the director is a partner in, or owner of, a specified firm, and that the director has an interest in a specified corporation or firm, is a sufficient disclosure of interest to comply with the requirements of the BCCA.

Pursuant to the BCCA, a director of the Company is not deemed to be interested or to have been interested at any time in a proposed contract or transaction merely because

(a)

if the proposed contract or transaction relates to a loan to the Company, the director or a specified corporation or specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan,

(b)

if the proposed contract or transaction has been or will be made with or for the benefit of an affiliated corporation, the director is a director or officer of that corporation,

(c)

the proposed contract or transaction relates to indemnity or directors liability insurance under section 128 of the BCCA, or

(d)

the proposed contract or transaction relates to remuneration of a director in that capacity.

The BCCA provides that every director of the Company who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless

(a)

he has disclosed his interest as required by the BCCA,

(b)

after his disclosure the proposed contract or transaction is approved by the directors, and

(c)

he abstains from voting on the approval of the proposed contract or transaction, or unless

(d)

the contract or transaction was reasonable and fair to the Company at the time it was entered into, and

(e)

after full disclosure of the nature and extent of his interest, it is approved by special resolution.

The BCCA requires every director of the Company who holds any office, or possess any property, whereby, whether directly or indirectly, a duty or interest might be created in conflict with the director’s duty or interest as a director of the Company, to declare at a meeting of the directors of the Company the fact, and the nature and extent of the conflict. The declaration must be made by the director at the first meeting of the directors held after he becomes a director or if already a director, after he began to hold the office or possess the property.

Part 10 of the Company’s Articles states that the powers of the Company shall be exercised only by the directors, except those which, by the BCCA or the Articles, are required to be exercised by a resolution of the shareholders and those referred to the shareholders by the directors.

The directors may from time to time on behalf of the Company:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c)

mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property or assets, of the Company, both present and future.

There is no mandatory retirement age under the Company’s Articles or under the BCCA.

Directors need not own any Common Shares of the Company in order to qualify as directors. The BCCA requires that directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of the directors must be ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia.

The Company has only one class of shares, namely Common Shares. All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote the shareholder, including the election of directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when as declared by the Company’s board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions on transfers attached to the Common Shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no provisions in the Articles that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The Common Shares of the Company are under the control of the directors who may, subject to the rights of the holders of Common Shares for the time being issued, issue, allot, sell or otherwise dispose of, or grant options or otherwise deal in Common Shares authorized but not outstanding at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such price or for such considerations, as they, in their absolute discretion, may determine.

Shareholders adopting a special resolution can only affect alterations to the Company’s Memorandum and Articles. A special resolution, as defined by the BCCA, is a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including the amalgamation with another company, sale of substantially all of a company’s assets or undertaking, redomiciling out of the jurisdiction of British Columbia, creation of a new class of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the shareholder’s shares in cash if the required special resolution is passed and the Company elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is to be placed before the shareholders must include a prominent notice of the dissent right. The BCCA and not the Company’s Articles govern dissent provisions.

The Company’s Articles only peripherally govern shareholder meetings. The Articles provide that the directors shall fix the date, time and place of all general meetings of the Company within the Province of British Columbia. Pursuant to the Company’s Articles all business that is transacted at a general meeting shall be special, except, in the case of an annual general meeting, the conduct of, and voting at, such meeting, the consideration of the financial statements, the report of the directors and Auditor, a resolution to elect two or more directors by a single resolution, the election of directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by the Articles or the BCCA may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors, and in the case of any other general meeting, such business as relates to the conduct of or voting at that meeting.

The Articles provide that a quorum for an annual meeting is two shareholders entitled to attend and vote at the meeting who may be present in person or be represented by proxy or other proper authority.

The BCCA requires the Company to hold an annual general meeting at least once in every calendar year and not more than 13 months after the date the last annual general meeting was held. There are no conditions of admission.

National Instrument 54-104 adopted by the British Columbia Securities Commission requires the Company to send proxy-related materials to beneficial owners and imposes obligations on various parties in the security holder communication process.

The Securities Act (British Columbia) sets out the form and content of information circulars and proxies, and specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any special matters to be brought before a meeting.

There are no limitations under the Company’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote Common Shares of the Company. See Item 10. D. Exchange Controls.

The Company has not implemented any shareholders’ rights plans against possible takeovers. The Company does not have any agreements that are triggered by a takeover or other change of control. There are no provisions in the Company’s Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

The Company’s Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials.

There are no conditions imposed by the Company’s Articles governing changes in the capital of the Company, that are more stringent than is required by the BCCA.

C.

Material Contracts

The Company’s material contracts are:

Contract	Item Reference	Exhibit Number
Management and Cost-Sharing Agreement between the Company and International Northair Mines Ltd.	7.B.	4.14
Option Agreement between the Company and Comaplex Minerals Ltd.	4.D.	4.9
Letter Agreement between the Company and Mr. Larry McIntosh and Susan McIntosh	4.D.	4.12
Letter Agreement between the Company and Henry H. Tonking	4.D.	4.10
Letter Agreement between the Company and Calloway Exploration Services, L.L.C.	4.D.	4.13
Letter Agreement between the Company and Robert M. Hatch	4.D.	4.11

See Items 4.D. and 7.B. for details concerning the general nature of these material contracts, their terms and conditions and amounts of the consideration passing to or from the Company.

D.

Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation’s shares.  Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  The applicable rate is dependent on the type of entity receiving the dividends.  See this Item 10, Taxation subheading, below.

The Investment Canada Act (the “Act”), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000.00 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000.00. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act require the investor to file a notification.

The provisions of the Act are complex, and the above is a limited summary of the main provision of the Act. Any non-Canadian citizen contemplating an investment to acquire control of the Corporation are encouraged to consult professional advisors as to whether and how the Act might apply.

For the purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A “Canadian business” is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes:  an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

1.

all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

2.

all indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

3.

all indirect acquisitions of control of Canadian businesses with assets of $5 million or more, if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control.

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans.  These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.:  the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings).  Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

A non-Canadian will not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The factors to be taken into account include:

1.

the effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilization of particular components and services produced in Canada, and on exports from Canada;

2.

the degree and significance of participation by Canadians in the Canadian business;

3.

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

4.

the effect of the investment on competition within an industry or industries in Canada and will such industry or industries be significantly affected by the investment; and

5.

the compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation of the legislature or government of any Province.

If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian will not implement the investment or, if the investment has been implemented, will divest itself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:  (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.

E.

Taxation

Canadian Federal Income Tax Consequences

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Common Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

This discussion is not intended to be, nor should it be considered to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Shareholders and prospective shareholders should therefore consult their own tax advisors with respect to the effect of these taxes in their particular circumstances.

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on business in Canada (a “non-resident holder”). Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada Customs Revenue Agency. And all specific proposals (the “Tax Proposals”) to amend ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is resident in the United Sates which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year in which the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof. The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be a resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to relieving provisions of the Treaty described below. The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions. This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided by the Treaty, where a non-resident of Canada disposes of Common Shares that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of Common Shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of Common Shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns Common Shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares of the Company, or (xv) persons who own their Common Shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding Common Shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of Common Shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common Shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  If the Common Shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding Common Shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of Common Shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding Common Shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata Common Shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the Common Shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person, which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended May 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” above).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Common Shares of the Company.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company Common Shares and all excess distributions on his Company Common Shares over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company Common Shares, then the Company will continue to be treated as a PFIC with respect to such Company Common Shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company Common Shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the Common Shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable

G.

Statements by Experts

Not applicable

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 860 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6, upon appointment during normal business hours.

The Company is required to file continuous disclosure documents with the Securities Commission in the Provinces of British Columbia, Alberta and Ontario electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Sensitivity

The Company’s current cash treasury is held in Canadian dollars and its financial results are expressed in Canadian dollars while a significant portion of the Company’s current operations are conducted in U.S. dollars. The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company’s financial position and results of operations.

With respect to currencies to fund its operations in the United States and South America, the Company transfers funds to its subsidiary on an “as needed” basis to avoid significant exposure to local currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Commodity Price Sensitivity

The Company’s market value of its Common Shares can be subject to price risk due to changes in the market value of gold as it relates to the Company’s possible future sales revenues and carrying values of its resource properties.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company’s Common Shares.

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.

Not applicable

(b)

Changes in internal controls.

There are no significant changes made in the Company’s internal controls during the period covered by this Report or, to the Company’s knowledge, in other factors that would significantly affect these controls subsequent to the date their evaluation, including any corrective actions taken with regard to significant deficiencies and material weaknesses.

ITEM 16.

[RESERVED]

PART III

ITEM 17.

FINANCIAL STATEMENTS

Auditors’ Report dated June 21 2002

Consolidated Balance Sheet as at May 31, 2002 and 2001

Consolidated Statement of Shareholders’ Equity for the Fiscal Years ended May 31, 2002, 2001 and 2000

Consolidated Statement of Operations for the Fiscal Years ended May 31, 2002, 2001 and 2000 and cumulative from February 25, 1995 to May 31, 2002

Consolidated Statement of Cash Flows for the Fiscal Years ended May 31, 2002, 2001 and 2000 and cumulative from February 25, 1995 to May 31, 2002

Consolidated Schedule of Mineral Property Costs for the Fiscal Years ended May 31, 2002 and 2001

Notes to the Consolidated Financial Statements

NDT VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 2002 and 2001

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Directors of NDT Ventures Ltd.:

We have audited the consolidated balance sheet of NDT Ventures Ltd. (An Exploration Stage Company) as at 31 May 2002 and 2001 and the consolidated statements of operations and cash flows for each of the years ended 31 May 2002, 2001, 2000 and cumulative from 25 February 1995 through 31 May 2002 and the consolidated statement of shareholders’ equity from 31 May 1999 through 31 May 2002.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards for the year ended 31 May 2000 and in accordance with United States generally accepted auditing standards for the years ended 31 May 2002 and 2001.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 May 2002 and 2001 and the results of its operations and its cash flows for the years ended 31 May 2002, 2001, 2000 and cumulative from 25 February 1995 through 31 May 2002 and the changes in shareholders’ equity from 31 May 1999 through 31 May 2002 in conformity with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
21 June 2002	CHARTERED ACCOUNTANTS

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 May
Canadian Funds

ASSETS	2002	2001
Current
Cash and short-term investments	$1,861,235	$2,608,693
Accounts receivable	8,770	11,885
	1,870,005	2,620,578
Exploration Expense Advance	11,300	-
Mineral Property Costs - Schedule (Note 3)	765,750	739,779
Investments (Note 4)	140,388	51,146
Mining Equipment, net of accumulated amortization of $106,734 (2001 - $100,399)	14,781	21,115
	$2,802,224	$3,432,618

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,175	$89,471
Due to affiliated company	18,600	18,916
	22,775	108,387

Commitments and Contingencies (Note 6)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
25,676,978 (25,626,978) shares	23,168,412	23,162,412
Deficit Prior to Exploration Stage - Statement 2	(3,930,304)	(3,930,304)
Deficit Accumulated During Exploration Stage - Statement 2	(16,458,659)	(15,907,877)
	2,779,449	3,324,231
	$2,802,224	$3,432,618

ON BEHALF OF THE BOARD:

“Fred G. Hewett”, Director

“D. Bruce McLeod”, Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Shareholders’ Equity
Canadian Funds

				Deficit
			Deficit	Accumulated
	Common Shares		Prior to	During
	Issued and Fully Paid		Exploration	Exploration
	Shares	Amount	Stage	Stage	Total
Balance - 31 May 1999	25,538,743	$23,139,471	$(3,930,304)	$(10,589,693)	$8,619,474
Loss for the year	-	-	-	(2,762,153)	(2,762,153)
Balance - 31 May 2000	25,538,743	23,139,471	(3,930,304)	(13,351,846)	5,857,321
Issuance of shares for finder's fee	88,235	22,941	-	-	22,941
Loss for the year	-	-	-	(2,556,031)	(2,556,031)
Balance - 31 May 2001	25,626,978	23,162,412	(3,930,304)	(15,907,877)	3,324,231
Issuance of shares for property	50,000	6,000	-	-	6,000
Loss for the year	-	-	-	(550,782)	(550,782)
Balance - 31 May 2002	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$2,779,449

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Operations
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2002	31 May 2002	31 May 2001	31 May 2000
General and Administrative Expenses
Management and administrative fees	$2,185,151	$180,000	$189,000	$159,000
Salaries and benefits	492,596	59,524	72,383	69,490
Legal and accounting	733,541	32,906	16,509	29,553
Regulatory compliance	111,341	26,271	19,817	19,145
Office and general	351,769	21,512	14,107	11,343
Travel and promotion	421,205	20,799	26,281	21,920
Shareholder information and meetings	976,440	14,453	37,530	54,870
Amortization	41,325	6,334	8,259	11,007
Transfer agent fees	49,671	3,693	2,672	3,068

Loss Before the Undernoted	5,363,039	365,492	386,558	379,396
Exploration on outside properties and properties abandoned	12,588,403	238,574	2,288,443	2,610,990
Write-down of investments	786,916	15,564	48,752	6,772
Gain on sale of securities	(24,351)	-	-	(25,573)
Gain on disposal of capital assets	(4,475)	-	-	-
Interest income	(1,743,955)	(68,848)	(167,722)	(209,432)
Project administration	(506,918)	-	-	-

Loss for the Period	$(16,458,659)	$(550,782)	$(2,556,031)	$(2,762,153)

Loss per Share - Basic and Diluted		$(0.02)	$(0.10)	$(0.11)

Weighted Average Number of Shares Outstanding		25,637,252	25,596,761	25,538,743

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2002	31 May 2002	31 May 2001	31 May 2000
Operating Activities
Loss for the period	$(16,458,659)	$(550,782)	$(2,556,031)	$(2,762,153)
Items not affecting cash
Exploration on outside properties and properties abandoned	12,588,403	238,574	2,288,443	2,610,990
Write-down of investments	786,916	15,564	48,752	6,772
Gain on sale of securities	(24,351)	-	-	(25,573)
Amortization	41,325	6,334	8,259	11,007
Gain on disposal of capital assets	(4,475)	-	-	-
	(3,070,841)	(290,310)	(210,577)	(158,957)
Changes in current assets and liabilities
Accounts receivable	(7,316)	3,115	(1,989)	7,975
Accounts payable and accrued liabilities	(1,001,522)	(85,296)	85,308	(20,558)
	(4,079,679)	(372,491)	(127,258)	(171,540)

Investing Activities
Exploration expense advance	(11,300)	(11,300)	7,500	(7,500)
Mineral property costs	(13,838,656)	(363,351)	(1,304,271)	(556,837)
Purchase of investments	(99,002)	-	-	-
Proceeds from sale of investments	952,214	-	-	49,262
Purchase of capital assets	(176,026)	-	(3,692)	-
Proceeds from disposal of capital assets	28,913	-	-	-
	(13,143,857)	(374,651)	(1,300,463)	(515,075)

Financing Activities
Due to affiliated company	(13,537)	(316)	2,248	4,627
Note payable to related parties	(175,340)	-	-	-
Convertible debentures	(192,966)	-	-	-
Share capital issued for cash, net	19,293,412	-	-	-
	18,911,569	(316)	2,248	4,627

Net Increase (Decrease) in Cash and Short-Term Investments	1,688,033	(747,458)	(1,425,473)	(681,988)
Cash position - Beginning of period	173,202	2,608,693	4,034,166	4,716,154
Cash Position - End of Period	$1,861,235	$1,861,235	$2,608,693	$4,034,166
Supplemental Schedule of Non-Cash Transactions
Issuance of shares for property acquisition		$6,000	$-	$-
Shares received for resource properties and recoveries		$104,806	$62,939	$-
Issuance of shares for finder's fee		$-	$22,941	$-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)		Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds
	Acquisition Costs	Exploration Costs	2002	2001
Direct - Mineral
Canada
Rankin Inlet, Nunavut
Amarok
Wages and consultants	$-	$56,236	$56,236	$-
Surface rights	15,512	-	15,512	-
Travel and accommodation	-	12,701	12,701	-
Camp and general	-	11,928	11,928	-
Staking	6,340	-	6,340	-
Option payments	6,000	-	6,000	-
	27,852	80,865	108,717	-
Fox
Wages and consultants	-	4,857	4,857	-
Voisey's Bay, Newfoundland
Takla	-	703	703	982
Donner (recovery)	-	7,150	7,150	(3,116)
Northair/Lucero - recovery	-	-	-	(20,141)
2405 Newminex - recovery	-	-	-	(40,281)
4014 Newminex - recovery	-	-	-	(65,497)
	-	7,853	7,853	(128,053)
General exploration, Canada
Wages and consultants	-	87,645	87,645	107,186
Travel and general	-	16,215	16,215	22,666
	-	103,860	103,860	129,852
South America
Antaña Property, Peru
Wages and consultants	-	6,625	6,625	165,917
Finder's fee	-	4,649	4,649	44,152
Camp and general	-	4,459	4,459	38,542
Travel and accommodation	-	2,981	2,981	25,856
Legal and taxes	-	797	797	65,041
Option payments	-	-	-	324,848
Drilling	-	-	-	211,181
Surface rights	-	-	-	68,820
Assays	-	-	-	41,607
Road	-	-	-	28,977
	-	19,511	19,511	1,014,941
Mazo Cruz Property, Peru	-	-	-	544
Coshuros Property, Peru	-	-	-	17,390
Magma Property, Argentina	-	9,350	9,350	5,012
General exploration
Wages and consultants	-	103,903	103,903	196,655
Travel and general	-	11,300	11,300	1,137
Assays	-	-	-	26,795
	-	144,064	144,064	1,262,474
Costs for the Year	27,852	341,499	369,351	1,264,273
Balance - Beginning of year	58,547	681,232	739,779	1,763,949
Exploration on outside properties and properties abandoned (Note 3)	-	(238,574)	(238,574)	(2,288,443)
Costs related to properties transferred for investment in shares (Note 3d)	-	(104,806)	(104,806)	-
Balance - End of Year	$86,399	$679,351	$765,750	$739,779

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

1.

Organization and Nature of Operations

The company, which was incorporated in British Columbia on 11 September 1986, was previously in the business of mail-order catalogue sales through its wholly-owned subsidiary, Life Force Technologies Ltd.  The subsidiary went bankrupt and was liquidated in 1991.  The company was inactive between 20 February 1992 and 25 February 1995.

The company engages primarily in the acquisition, exploration and development of mineral properties.  The recovery of the company’s investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

2.

Significant Accounting Policies

a)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

b)

Mineral

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

c)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Investments

The company accounts for its investments on the cost basis when it has less than a 20% interest in and/or has no significant influence over the investee company.  Investments are written down to net realizable value when the decline in value is deemed to be other than temporary.

e)

Amortization

The company provides for amortization on the following basis:

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Instituted of Chartered Accountants.  The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

Basic loss per share is based on the weighted average number of common shares outstanding during the period.  Fully-diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the conversion occurred at the beginning of the year.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

k)

Cumulative Figures

Cumulative figures have been presented only for the period since 25 February 1995 when the company’s business changed from the mail-order business to the exploration and development of mineral properties.

l)

Consolidation

These financial statements include the accounts of the company and its wholly owned subsidiary, Altiplano (Barbados) Ltd., incorporated by the company on 10 April 2000.  This company is involved in mineral exploration in South America and is accounted for using the purchase method of accounting.  The company currently has no significant assets, liabilities or operations.

m)

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year’s presentation.

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	2002	2001
Canada
Rankin Inlet, Nunavut
Amarok	$27,852	$80,865	$108,717	$-
Fox	-	4,857	4,857	-

Voisey's Bay, Newfoundland
Takla	48,334	568,492	616,826	616,123
Donner	-	-	-	97,656

South America
Argentina
Magma	10,213	25,137	35,350	26,000
	$86,399	$679,351	$765,750	$739,779

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

3.

Mineral Property Costs - Continued

Details of the write-offs of mineral property interests are as follows:

	2002	2001
Canada
4014 Newminex	$-	$35,246
Augusta	-	480,081
2405 Newminex	-	24,561
Barry	-	43,894
Northair/Lucero	-	178,329
General exploration and other properties	103,860	130,438
South America
Antaña, Peru	19,511	1,093,607
Mazo Cruz, Peru	-	60,310
Coshuros, Peru	-	17,390
General exploration and other properties	115,203	224,587
	$238,574	$2,288,443

a)

Amarok Claims

By agreement dated 27 August 2001, the company received the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property.  At its option, the company can earn an initial 51% interest by furnishing the optionor with a set of new bagpipes and completing the following:

Date	Cash Payments	Share Issuances		Exploration Expenditures
On or before 1 November 2001	$-	50,000	(issued)	$-
On or before 1 November 2002	5,000	200,000		125,000
On or before 1 November 2003	25,000	250,000		250,000
Total	$30,000	500,000		$375,000

Upon earning a 51% interest, the company will have 90 days to elect to either form a joint venture with the optionor or to earn an additional 49% interest in the property by incurring an additional $750,000 in exploration expenditures and issuing an additional 500,000 shares to the optionor on or before 1 November 2005.

If a joint venture is formed, the optionor will retain a 1% net smelter return (“NSR”) on metals, and a 2% gross over-riding royalty (“GOR”) on diamonds.  If the company earns a 100% interest, the optionor will retain a 2% NSR and a 2% GOR and will be entitled to an advance royalty payment of $10,000 for any year in which a minimum of $250,000 of exploration expenses is incurred on the property.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

3.

Mineral Property Costs - Continued

b)

Fox Claims

By agreement dated 31 May 2001, the company received the right to acquire up to a 75% interest in the claims known as the Fox property.  At its option, the company can earn an initial 51% interest by completing the following:

Date	Cash Payments	Share Issuances	Exploration Expenditures
On or before 31 October 2002	$-	50,000	$-
On or before 30 April 2003	-	50,000	25,000
On or before 31 October 2003	-	100,000	-
On or before 30 April 2004	25,000	-	100,000
On or before 30 April 2005	25,000	-	250,000
Total	$50,000	200,000	$375,000

Upon earning a 51% interest, the company will have 90 days to elect to either form a joint venture with the optionor or to earn an additional 24% interest in the property by incurring an additional $750,000 in exploration expenditures, making an additional cash payment of $100,000, and issuing an additional 300,000 shares to the optionor on or before 30 April 2007.  Upon earning a 75% interest in the property, the company and the optionor will form a joint venture to further develop the claims.

c)

Takla Claims

By agreement dated 24 April 1995, with Takla Star Resources Ltd. (“Takla”), the company acquired a 51% legal and beneficial interest in and to certain mining claims (the “Takla Claims”) subject to a 1% NSR in favour of Takla, for consideration of 600,000 common shares, $90,000 and completing $2,500,000 in exploration expenditures on the Takla Claims.

In addition, within 30 days of commencement of commercial production from mines established on the Takla claims, the company will issue 100,000 shares as bonus production shares to Takla for each deposit in respect of which a bankable feasibility study for a mine is received, to a maximum of 300,000 shares.

Of the original claims, 60 claims (the “Newminex Claims”) were acquired by Takla from Newminex Mining and Exploration Ltd. ("Newminex") pursuant to the terms of the option agreement dated 21 November 1994 (the “Newminex Agreement”).  The Newminex Agreement requires total payments of $100,000 (which Takla shall be responsible for paying) and reserves a net smelter returns royalty (the “Newminex Royalty”) equal to 1.5% of amounts received for base metals and 2% of amounts received for precious metals, payable to Newminex.  The Newminex Royalty may be purchased from Newminex by payment of $5,000,000.

By agreement dated 8 November 1996, the company and Takla entered into a joint venture agreement to further explore and develop the Takla Claims.  The company is deemed to have a 51% interest in the Takla Claims with Takla holding the remaining 49%.  Each company’s interest is subject to dilution if they do not contribute their proportionate share of an exploration program.  As at 31 May 2002, Takla’s interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%.  The company’s interest will be relinquished if its interest becomes less than 5%.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

3.

Mineral Property Costs - Continued

d)

Donner Properties

Certain of the Voisey’s Bay properties owned by the company and other third parties were the subject of option agreements with Donner Minerals Ltd. (“Donner”).  In March and April 2001, Donner acquired 100% of the interests from various third parties.  The effect of these acquisitions resulted in the company, Donner and three third parties (“five parties”) holding interests in the subject properties.

By agreement dated 3 April 2001 (the “shareholders’ agreement”), the five parties agreed to vend their interests in their Voisey’s Bay properties for shares of a new company, SVB Nickel Company Ltd. (“SVBN”).  During the year, the company received 830,567 shares for its property interests and the related mineral property costs were transferred to investments.

Upon receipt of a cash call and payment of $6,550 on 28 June 2001, SVBN issued the company an additional 6,550 shares.  Accordingly the company currently holds an aggregate of 837,119 shares of SVBN representing a 6.56% interest (Note 4).

The properties will be explored further by SVBN, which will receive funding from the five parties by way of capital contributions.  Non-contributions, dilution of interest and third party contributions are governed by the shareholders’ agreement.

4.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value 2002	Carrying Value 2001
Coal Creek Energy Inc.	1,391	minimal	$278	$278
Epicentrix Technologies	175,882	minimal	24,624	33,418
Maximus Ventures Ltd.	3,000	minimal	780	1,800
Oromin Explorations Ltd.	35,000	minimal	3,500	5,250
Playfair Mining Ltd.	40,000	minimal	6,400	10,400
SVB Nickel Company Ltd. (Note 3d)	837,119	6.56%	104,806	-
			$140,388	$51,146

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at 31 May 2002 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

5.

Share Capital

a)

Stock Options

The company has granted stock options to its officers, employees and directors.  Details are as follows:

	Number of Shares	Exercise Price per Share	Expiry Date
Balance - 31 May 1999	1,250,000	$0.15 - $0.38	June 2000 - April 2004
Options cancelled	(165,000)	$0.15 - $0.38
Balance - 31 May 2000	1,085,000	$0.15 - $0.38	May 2001 - April 2004
Options expired	(20,000)	$0.38
Balance - 31 May 2001	1,065,000	$0.15 - $0.38	October 2001 - April 2004
Options expired	(535,000)	$0.38
Balance - 31 May 2002	530,000	$0.15	11 April 2004

b)

Stock-Based Compensation

In October 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), “Accounting for Stock-Based Compensation”.  SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company has adopted the disclosure-only provisions of SFAS No. 123 as follows:

	2002	2001
Net Loss
As Reported	$(550,782)	$(2,556,031)
Proforma	$(550,782)	$(2,556,031)
Net Loss Per Share
As Reported	$(0.02)	$(0.10)
Proforma	$(0.02)	$(0.10)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.  No share purchase options were issued in the years ended 31 May 2002, 2001 or 2000.

6.

Commitments and Contingencies

a)

Management Services Agreement

Administration services fees of $180,000 (2001 - $189,000; 2000 - $159,000) were paid to International Northair Mines Ltd., a company with certain directors in common under the terms of a 1 August 1999 management and cost sharing agreement.  This agreement was for an initial term of two years until 1 August 2001 and automatically renews unless either party gives the other party three months notice in writing.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

6.

Commitments and Contingencies - Continued

b)

Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the company’s resource properties in Voisey’s Bay and such claims could materially and adversely affect the ability of the company to explore those claims and may prevent any exploitation of the claims on an economic basis.

7.

Related Party Transactions

In addition to items noted elsewhere, during the year the company paid salaries and consulting fees of $197,622 to directors and officers for geological, exploration and administrative services.

8.

Income Taxes

The company has approximately $13,600,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable non-capital losses for Canadian income tax purposes of approximately $685,000 which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2003	$116,000
2004	170,000
2007	170,000
2008	229,000
$685,000

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

9.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, investments, accounts receivable, accounts payable and amounts due to affiliated company.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

10.

Segmented Information

Details on a geographical basis are as follows:

2002	Canada	South America	Total
Assets	$2,766,874	$35,350	$2,802,224
Capital Expenditures	$230,587	$144,064	$374,651
Loss for the Year	$415,028	$135,754	$550,782

2001	Canada	South America	Total
Assets	$3,381,476	$51,142	$3,432,618
Capital Expenditures	$68,430	$1,232,033	$1,300,463
Loss for the Year	$1,167,112	$1,388,919	$2,556,031

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the and cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares that were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

d)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

Cumulative Amounts from 25 February 1995 to 31 May 2002		Year Ended 31 May 2002	Year Ended 31 May 2001	Year Ended 31 May 2000
Loss for the period - Cdn basis	$(16,458,659)	$(550,782)	$(2,556,031)	$(2,762,153)
Write-off of mineral properties	(765,750)	(25,971)	1,024,170	2,054,153
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(19,206,284)	$(576,753)	$(1,531,861)	$(708,000)
Loss per share for the period - U.S. basis		$(0.02)	$(0.06)	$(0.03)

e)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

Cumulative Amounts from 25 February 1995 to 31 May 2002		Year Ended 31 May 2002	Year Ended 31 May 2001	Year Ended 31 May 2000
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(16,458,659)	(16,458,659)	(15,907,877)	(13,351,846)
Write-off of mineral properties	(765,750)	(765,750)	(739,779)	(1,763,949)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(19,206,284)	(19,206,284)	(18,629,531)	(17,097,670)
Total deficit - U.S. basis	$(23,136,588)	$(23,136,588)	$(22,559,835)	$(21,027,974)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

f)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Comprehensive Income	Total
Shareholders’ equity as at 31 May 2000 - Cdn basis	25,539,743	$23,139,471	$(3,930,304)	$(13,351,846)	$-	$5,857,321
Write-off of mineral properties	-	-	-	(1,763,949)	-	(1,763,949)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Investments held for resale	-	-	-	-	-	-
Shareholders’ equity as at 31 May 2000 - U.S. basis	25,538,743	$25,121,346	$(3,930,304)	$(17,097,670)	$-	$4,093,372
Shareholders’ equity as at 31 May 2001 - Cdn basis	25,626,978	$23,162,412	$(3,930,304)	$(15,907,877)	$-	$3,324,231
Write-off of mineral properties	-	-	-	(739,779)	-	(739,779)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Investments held for resale	-	-	-	-	-	-
Shareholders’ equity as at 31 May 2001 - U.S. basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,584,452
Shareholders’ equity as at 31 May 2002 - Cdn basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Investments held for resale	-	-	-	-	104,806	104,806
Shareholders’ equity as at 31 May 2002 - U.S. basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$104,806	$2,118,505

ITEM 18.

FINANCIAL STATEMENTS

See Item 17.

ITEM 19.

EXHIBITS

Exhibit No.	Name of Exhibit
1.1(1)	Certificate of Incorporation
1.2(1)	Articles of Incorporation
1.3(1)	Certificate of Change of Name
4.1(1)	Option agreement dated April 24, 1995 with North Group Ltd. (formerly Takla Star Resources Ltd.)
4.2(1)	Option/Joint Venture Agreement dated April 27, 1995 with Augusta Metals Inc. (formerly First Western Minerals Inc.)
4.3(1)	Option/Joint Venture Agreement dated May 1, 1995 with Oromin Exploration Ltd. (formerly Birchwood Ventures Ltd.)
4.4(2)	Option/Joint Venture Agreement dated May 26, 1995 with Epicentrix Technologies Inc. (formerly Aranlee Resources Ltd.)
4.5(3)	Joint Venture Agreement dated November 8, 1996 with North Group Ltd.
4.6(2)	Joint Venture Agreement dated November 22, 1996 with Playfair Mining Inc. (formerly Layfield Resources Inc.)
4.7(3)	Joint Venture Agreement dated February 12, 1997 with Maximus Ventures Ltd. (formerly Essex Resource Corporation)
4.8(4)	Shareholders Agreement dated April 3, 2001 with SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development Corp., RCOM Venture Corp., and Curion Ventures Ltd.
4.9	Option Agreement dated May 31, 2002 with Comaplex Minerals Corp.
4.10	Letter Agreement dated July 24, 2002 with Henry H. Tonking
4.11	Letter Agreement dated August 20, 2002 with Robert M. Hatch
4.12	Letter Agreement dated August 16, 2002 with Larry McIntosh and Susan McIntosh
4.13	Letter Agreement dated August 26, 2002 with Calloway Exploration Services, L.L.C.
4.14	Management and Cost Sharing Agreement with International Northair Mines Ltd.
8.1	List of Subsidiaries

(1)

Incorporated by reference to Form 20-F Registration Statement filed March 11, 1996

(2)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 1996

(3)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 1997

(4)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 2001

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated

January 15, 2003

NDT VENTURES LTD.

/s/ “Frederic G. Hewett”

________________________

Frederic G. Hewett

Chief Executive Officer

/s/ “D. Bruce McLeod”

________________________

D. Bruce McLeod

Chief Financial Officer

CERTIFICATION OF C.E.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frederic G. Hewett, certify that:

1.

I have reviewed this Annual Report on Form 20F of NDT Ventures Ltd.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

DATED:

January 15, 2003

/s/ “Frederic G. Hewett”

___________________________

Frederic G. Hewett

Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION OF C.F.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. Bruce McLeod, certify  that:

1.

I have reviewed this Annual Report on Form 20F of NDT Ventures Ltd.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

DATED:

January 15, 2003

/s/ “D. Bruce McLeod”

_________________________

D. Bruce McLeod

Chief Financial Officer

(Principal Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NDT Ventures Ltd. (the “Company”) on Form 20F for the period ended May 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frederic G. Hewett, the Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company.

Dated January 15, 2003

/s/ “Frederic G. Hewett”

____________________________

Frederic G. Hewett

Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NDT Ventures Ltd. (the “Company”) on Form 20F for the period ended May 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, D. Bruce McLeod, the Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company.

Dated January 15, 2003

/s/ “D. Bruce McLeod”

____________________________

D. Bruce McLeod

Chief Financial Officer

(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
1.1(1)	Certificate of Incorporation
1.2(1)	Articles of Incorporation
1.3(1)	Certificate of Change of Name
4.1(1)	Option agreement dated April 24, 1995 with North Group Ltd. (formerly Takla Star Resources Ltd.)
4.2(1)	Option/Joint Venture Agreement dated April 27, 1995 with Augusta Metals Inc. (formerly First Western Minerals Inc.)
4.3(1)	Option/Joint Venture Agreement dated May 1, 1995 with Oromin Exploration Ltd. (formerly Birchwood Ventures Ltd.)
4.4(2)	Option/Joint Venture Agreement dated May 26, 1995 with Epicentrix Technologies Inc. (formerly Aranlee Resources Ltd.)
4.5(3)	Joint Venture Agreement dated November 8, 1996 with North Group Ltd.
4.6(2)	Joint Venture Agreement dated November 22, 1996 with Playfair Mining Inc. (formerly Layfield Resources Inc.)
4.7(3)	Joint Venture Agreement dated February 12, 1997 with Maximus Ventures Ltd. (formerly Essex Resource Corporation)
4.8(4)	Shareholders Agreement dated April 3, 2001 with SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development Corp., RCOM Venture Corp., and Curion Ventures Ltd.
4.9	Option Agreement dated May 31, 2002 with Comaplex Minerals Corp.
4.10	Letter Agreement dated July 24, 2002 with Henry H. Tonking
4.11	Letter Agreement dated August 20, 2002 with Robert M. Hatch
4.12	Letter Agreement dated August 16, 2002 with Larry McIntosh and Susan McIntosh
4.13	Letter Agreement dated August 26, 2002 with Calloway Exploration Services, L.L.C.
4.14	Management and Cost Sharing Agreement with International Northair Mines Ltd.
8.1	List of Subsidiaries

(1)

Incorporated by reference to Form 20-F Registration Statement filed March 11, 1996

(2)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31,1996

(3)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 1997

(4)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 2001

Exhibit 4.9

OPTION AGREEMENT

THIS AGREEMENT made as of May 31, 2002.

BETWEEN:

NDT VENTURES LTD., a corporation incorporated under the laws of the Province of British Columbia and having an office at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(“NDT”)

AND

COMAPLEX MINERALS CORP., a corporation incorporated under the laws of the Province of Alberta and having an office at Suite 901, 1015 4th Street S.W., Calgary, Alberta, T2R 1J4

(“Comaplex”)

WHEREAS:

A.

Comaplex owns a 100% interest in the Fox Property, as defined below; and

B.

Comaplex has agreed to grant NDT an option to purchase up to a 75% interest in the Fox Property on the terms and conditions set out herein.

For and in consideration of the mutual covenants herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Definitions

In this Agreement the words and expressions set out below shall have the following meanings:

“Additional Option” means the additional option granted by Comaplex to NDT under subsection 3.1(b);

“Agreement” means this agreement and all schedules attached hereto, and all amendments or revisions made in writing to this agreement or the schedules;

“Approvals” means any and all approvals, orders, consents, filings, licences and permits required by any applicable law, including all court, securities, regulatory, shareholder, director and stock exchange approvals;

“Fox Property” means, subject to Section 7.2 hereof, the mineral concessions and contracts, and rights to concessions and contracts, including any future rights associated therewith, held by Comaplex, as more particularly set out and described in Schedule A attached hereto;

“NDT Shares” means common shares in the capital of NDT;

“Option” means the option provided for in Section 2, whereby NDT has the exclusive right and option to acquire a 51% legal and beneficial right, title and interest in and to the Fox Property; and

“Party” means a party to this Agreement, and “Parties” means both of the parties to this Agreement.

2.

Option

2.1

Subject to the terms and conditions of this Agreement, NDT shall have the exclusive right and option (the “Option”) to acquire a 51% right, title and interest in and to the Fox Property by:

(a)

incurring a total of $375,000 in exploration expenditures on the Fox Property as follows:

(i)

$25,000 on or before April 30, 2003;

(ii)

an additional $100,000 on or before April 30, 2004; and

(iii)

an additional $250,000 on or before April 30, 2005;

(b)

issuing 200,000 NDT Shares to Comaplex as follows:

(i)

50,000 NDT Shares on or before October 31, 2002;

(ii)

an additional 50,000 NDT Shares on or before April 30, 2003; and

(iii)

an additional 100,000 NDT Shares on or before October 31, 2003; and

(c )

paying $50,000 to Comaplex as follows:

(i)

$25,000 on or before April 30, 2004; and

(ii)

an additional $25,000 on or before April 30, 2005.

Any expenditures under (a) above, in excess of the minimum expenditures required for each year will be credited against expenditures required in the following year.

2.2

Upon making the cash payments, incurring the exploration expenditures and delivering the NDT Shares to Comaplex in accordance with Section 2.1, NDT will be deemed to have exercised the Option upon its delivery of a notice to that effect to Comaplex, whereupon it will have acquired a 51% right, title and interest in and to the Fox Property.

3.

Joint Venture and Additional Option

3.1

Within 90 days after delivery of the notice referred to in section 2.2, NDT shall elect either to:

(a)

immediately form a joint venture with Comaplex concerning the Fox Property (the “Joint Venture”) in which NDT will have a 51% interest and Comaplex will have a 49% interest, such joint venture to be documented by a joint venture agreement (the “Joint Venture Agreement”) between the Parties; or

(b)

earn an additional 24% right, title and interest in and to the Fox Property (the “Additional Option”) by doing the following on or before April 30, 2007:

(i)

incurring an additional $750,000 in exploration expenditures on the Fox Property;

(ii)

issuing an additional 300,000 NDT Shares to Comaplex; and

(iii)

paying an additional $100,000 to Comaplex.

(c)

Upon NDT having incurred the exploration expenditures, issued the additional 300,000 NDT shares and paid the additional cash payment required by subsection 3.1(b), NDT will be deemed to have exercised the Additional Option without further action in its part and will have acquired an additional 24% (for a total of 75%) right title and interest in and to the Fox Property, at which time the parties will enter into a Joint Venture.

3.2

Upon a joint venture being formed pursuant to Section  the parties will enter into a form of joint venture agreement having reasonable terms customary in the Canadian mining industry, including, without limitation, the following terms:

(i)

NDT shall be the operator of the Joint Venture;

(ii)

the operator shall propose to the non-operator an exploration program of at least $50,000 for each year that the Joint Venture Agreement is in effect;

(iii)

if the operator does not propose an exploration program of at least $50,000 for any year, the non-operator shall have the right to propose an exploration program for that year, which the operator may either accept and implement or decline;

(iv)

if the operator accepts and implements an exploration program proposed by the non-operator in accordance with the provisions of (iii), the operator shall remain operator under the Joint Venture, but if the operator declines to implement or participate in an exploration program proposed by the non-operator, the non-operator will become operator of the Joint Venture and the operator’s interest in the Joint Venture (if it does not participate) will be diluted in accordance with the terms of the Joint Venture Agreement (as outlined in (vi) and (vii) below);

(v)

if the operator ceases to be operator of the Joint Venture pursuant to the provisions of (iv), it shall have the right to participate in subsequent exploration programs proposed by non-operator of the Joint Venture;

(vi)

upon formation of the Joint Venture, the contributions of each party will be calculated based on the amount of NDT’s expenditure to that date representing a 51% interest (or a 75% interest if the Additional Option is exercised) in the Joint Venture. Specifically:

Under the Option:

NDT

51%

$375,000

CMF

49%

$360,300

Under the Additional Option:

NDT

75%

$1,125,000

CMF

25%

$375,000

(vii)

a Party will have its interest in the Joint Venture proportionately diluted, based on total contributions to date by each party, to the extent that such Party does not participate in any exploration program under the Joint Venture Agreement.  A standard dilution formula common to the industry will apply.

(viii)

if a Party has its interest in the Joint Venture diluted to 10% or less, such Party’s interest shall automatically revert to a 2% net smelter return royalty and the other Party shall have the option to purchase one-half of such net smelter return royalty from the diluted Party for $1,000,000.

3.3

If the parties cannot agree on the form of a Joint Venture Agreement, the issues on which they cannot agree will be settled by arbitration pursuant to section 11 hereof.

3.4

If NDT elects to exercise the Additional Option but does not fulfill all of the conditions thereto in subsection 3.1(b), then it will not have earned the additional 24% interest in the Fox Property but will continue to own the 51% interest acquired by it pursuant to the exercise of the Option.

3.5

The Option and the Additional Option granted herein to NDT are options only and may be terminated by it at any time without further obligation to Comaplex other than as set forth in section 7.1.

4.

Representations and Warranties

4.1

Comaplex represents and warrants to NDT that:

(a)

it is a company duly incorporated, validly existing and in good standing under the laws of its incorporating jurisdiction;

(b)

it has the requisite corporate power and capacity to carry on its business as presently conducted and to enter into this Agreement;

(c)

this Agreement has been approved by all necessary corporate authority and upon execution will be a valid and binding agreement enforceable against Comaplex in accordance with its terms.

(d)

it owns a 100% interest in the Fox Property, free and clear of all liens, charges and encumbrances;

(e)

the claims comprising the Fox Property have all been duly registered in the appropriate government registry and are validly issued and in good standing until the dates set forth in Schedule A attached hereto;

(f)

Comaplex has not granted any person other than NDT any right or option to acquire any interest in the Fox Property;

(g)

there is no litigation or administrative or governmental proceeding or enquiry outstanding or pending or, to the knowledge of Comaplex, threatened against or relating specifically to Comaplex or the Fox Property, nor does Comaplex know of or have reasonable grounds to believe that there is any basis for any such action, proceeding or enquiry;

(h)

neither the execution and delivery of this Agreement or the Joint Venture Agreement nor the exercise by NDT of the Option or the Additional Option will:

(i)

violate any of the terms and provisions of the constating documents of Comaplex or any agreement to which it is a party or by which it is bound;

(ii)

give any person the right to terminate, cancel or otherwise alienate the Fox Property; and

(i)

prior to the exercise of the Option by NDT in accordance with Section 2.2,  Comaplex will have received all Approvals required by Comaplex to consummate the transactions contemplated in this Agreement.

4.2

NDT represents and warrants to Comaplex that:

(a)

it is duly incorporated, validly existing and in good standing under the laws of its incorporating jurisdiction;

(b)

it has the requisite corporate power and capacity to carry on business as presently conducted and to enter into this Agreement; and

(c)

this Agreement has been approved by all necessary corporate authority and upon execution will be a valid and binding agreement enforceable against it in accordance with its terms.

(d)

upon the issuance of NDT Shares by NDT to Comaplex in accordance with this Agreement, such shares will be validly issued as fully paid and non-assessable.

5.

Indemnification

5.1

The representations and warranties set forth in Section 4 are conditions upon which the Parties have relied in entering into this Agreement and shall survive the termination of this Agreement, and each of the Parties shall indemnify and save the other Party harmless from all losses, damages and costs it may incur as a result of a breach of any representation, warranty, covenant or agreement made by it in this Agreement.

6.

Covenants

6.1

Until the exercise of the Option in accordance with Section 2.2 or the termination of this Agreement, Comaplex shall provide:

(a)

all necessary and reasonable information regarding itself and the Fox Property to NDT or the regulatory authorities which have jurisdiction over NDT as may, from time to time, be required; and

(b)

all assistance NDT may require to maintain the Fox Property in good standing free and clear of all liens, charges and encumbrances.

6.2

Unless otherwise mutually agreed to, and subject to the terms of this agreement, upon the signing of this agreement NDT shall maintain the Fox Property in good standing free and clear of all liens, charges and encumbrances.

7.

Termination

7.1

NDT may terminate this Agreement and the Option and Additional Option at any time, in its sole discretion, upon giving notice of such termination to Comaplex.  Upon termination, NDT will ensure that the claims composing the Fox Property are in good standing and will remain in good standing for at least 180 days after termination.

7.2

Upon the exercise of the Option in accordance with Section 2.2, NDT, in its sole discretion, may elect that any of the claims compromising the Fox Property are no longer of interest and should be allowed to expire.  Written notice of this shall be required to be given to Comaplex and Comaplex will have thirty (30) days to reply to NDT as to whether they want that claim or claims 100% and for NDT to effect such transfer, or to allow that claim or claims to lapse.  In either case, the particular claim or claims will cease to be a part of the Fox property and cease to be governed by this agreement.  NDT will ensure that any such claim or claims remain in good standing for at least 180 days following NDT’s written notice.

8.

Notice

8.1

Any notice to be given under this Agreement shall be in writing and shall be given by courier or facsimile, addressed as follows:

if to NDT at

Suite 860 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Attention:  President
Telecopier:  604.689.5041

if to Comaplex at

Suite 901 - 1015 4th Street S.W.
Calgary, Alberta
T2R 1J4

Attention:  President
Telecopier:  403.232.1421

8.2

Any notice delivered under this Agreement will be deemed to have been received on the day it was delivered.

9.

Assignment

9.1

Neither Party may assign any of its interest in and to this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld.

10.

Force Majeure

10.1

Neither Party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but limited to, environmental protests or blockages, native land claims, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations, wars, insurrections or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an “Intervening Event”).

10.2

Upon the occurrence of an Intervening Event, all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.  A Party relying on the occurrence of an Intervening Event to declare force majeure pursuant to this Section will give notice to the other Party of the occurrence of such Intervening Event, including a reasonably complete description thereof, together with the steps being taken by such Party to eliminate or remedy such Intervening Event, and will give a further notice to such other Party upon the termination or remedy of such Intervening Event.

10.3

A Party relying on the provisions of this Section 10 shall take all reasonable steps to eliminate or remedy an Intervening Event and, if possible, shall perform its obligations under this Agreement as far as practicable despite such Intervening Event.

11.

Arbitration

11.1

If a dispute arises between the Parties in respect of any matter relating to this Agreement or with respect to the interpretation of this Agreement, such dispute will be submitted to and be determined by a single arbitrator to be appointed by the Parties, subject to subsection 11.3.

11.2

Either Party may refer a dispute to arbitration by written notice to the other Party and, within 14 days after receipt of such notice, the Parties will agree on the appointment of an arbitrator.  No person will be appointed as an arbitrator hereunder unless such person agrees in writing to so act.

11.3

If the Parties cannot agree on an arbitrator as provided in Section 11.2, or if the person appointed is unwilling or unable to act, each of NDT and Comaplex will appoint an arbitrator, and such appointees will then appoint a third arbitrator.

11.4

Except as may otherwise be agreed to by the Parties at the time, an arbitration hereunder will be conducted in accordance with the Commercial Arbitration Act of British Columbia (the “Act”).  The arbitrator or arbitrators will fix a time and place for the purpose of hearing the evidence and representations of the Parties and shall preside over the arbitration and determine all questions of procedure not provided for under the Act or this Agreement.  After hearing any evidence and representations that the Parties may submit, the arbitrator or arbitrators shall make an award and reduce the same to writing and deliver one copy thereof to each of the Parties.  The decision of the arbitrator or arbitrators will be made within 14 days after hearing the evidence and representations of the Parties, subject to any reasonable delay due to unforeseen circumstances.  The expense of the arbitration shall be paid as specified in the award.  The Parties agree that the award of the arbitrator shall be final and binding upon each of them and shall not be subject to appeal.

12.

Reporting

12.1

During the term of the Option and/or Additional Option, NDT will provide Comaplex with exploration summaries (consistent with reporting practices between operating partners) within 21 days of the completion of any exploration program on the Fox property and will provide to Comaplex a detailed exploration report (as per industry standards) in November of each year (or on termination of the agreement).  Notwithstanding the foregoing, in the event NDT receives significant results or other information with respect to its work on the property and will be making public disclosure of those results or other information, NDT shall provide such results or information to Comaplex expeditiously for its own reporting purposes.

12.2

NDT and Comaplex will meet on a twice yearly basis to discuss the progress of the project during the term of the Option and/or Additional Option.  Such meetings could take place after dissemination of the yearly exploration summary and again in the spring during budget discussions.

12.3

During the term of the Option and/or Additional Option, each party shall provide the other with a copy of any news release it proposes to publish, prior to publication of the same, for the other party’s consent, which shall not be reasonably withheld or delayed in view of timely disclosure obligations.  Each party shall use its reasonable efforts to respond to any request by the other party for consent within two (2) business days, after which the party proposing to release the news release may do so without further efforts.

13.

General

13.1

No waiver by a Party of any breach by the other Party of this Agreement, or any right, power or remedy upon the breach hereof, will be valid unless expressed in writing by such Party to be bound, and any such waiver will not be deemed to be a waiver of any other breach, power, right or remedy.

13.2

This Agreement will be construed and enforced in accordance with, and the rights of the Parties hereto will be governed by, the laws of British Columbia and, subject to Section 11, in this regard the Parties agree to attorn to the jurisdiction of the Courts of British Columbia.

13.3

This Agreement and all information contained herein or related hereto is confidential and may not be disclosed by either Party, except as is necessary to comply with any legal or regulatory requirement, without the consent of the other Party, such consent not to be unreasonably withheld.

13.4

The Parties agree that each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions and intent of this Agreement.

13.5

Time is of the essence of this Agreement.

13.6

All dollar amounts expressed herein are in Canadian currency, unless expressly stated to be otherwise.

13.7

This Agreement will enure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto.

13.8

This Agreement is subject to regulatory approval.

13.9

This Agreement constitutes the entire agreement between the Parties and replaces and supercedes all prior agreements or understandings between the Parties with respect to the subject matter herein.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

NDT VENTURES LTD.

COMAPLEX MINERALS CORP.

By:

By:

/s/ “F.G. Hewett”

/s/ “Mark Balog”

Authorized Signatory

Authorized Signatory

SCHEDULE “A”

THE PROPERTY

FOX Property

The Property is located in Nunavut (NTS 55N/6) about 80 kilometers northwest of the hamlet of Rankin Inlet and comprises 3 contiguous federal mineral claims (FOX 1, FOX 2, FOX 3) covering a total of 6972.95 acres

 Date

Date

Due

Claim

  Tag #

Acres       NTS

 Staked         Recorded      Date

FOX 1

  F63661

2582.6     55N/6

Aug13/00     Oct 11/00     Oct 11/06

FOX 2   F63662

2582.6     55N/6

Aug13/00     Oct 11/00     Oct 11/02

FOX 3

  F69591

1807.75   55N/6

Oct 18/00     Nov 21/00    Nov 21/04

Exhibit 4.10

NDT VENTURES LTD.

A Northair Group Company

Agreement between Mr. Henry H. Tonking and NDT Ventures Ltd.

All dollar amounts are in U.S. currency

This Finders Fee Agreement (Agreement) is between Geologic Consultant Henry H. Tonking (Consultant) with offices in Reno, Nevada and NDT Ventures Ltd. (NDT) with offices in Vancouver Canada.  This agreement serves to outline compensation potentially due Consultant (or his beneficiaries) by NDT in consideration for Consultant’s efforts in assisting NDT (or its successors or assignees) in acquiring the Larry McIntosh Properties known as Black Hills, Jenny and Hannah (Property) located in Churchill County, Nevada.

As defined in this Agreement, the Property can be one or multiple land holdings within the same geologic district or province whose boundaries are within 10 miles of the boundaries of the Property on the effective date of this Agreement.  Further, additional land acquisitions can be made over time within or overlapping these boundaries with no further compensation due Consultant. Compensations potentially due consultant are as follows:

If NDT successfully culminates an agreement on the Property then NDT agrees, subject and conditional to regulatory approval, to pay Consultant $2,500 cash and issue 25,000 shares of NDT stock.  The cash will be paid and the shares issued within 30 days of finalizing the agreement and obtaining regulatory approval.

NDT will pay Consultant an amount equal to five (5) percent of "field expenditures" up to a maximum cap of $200,000, but not to include personnel related costs or expenses, corporate overhead, acquisition costs, land maintenance payments/fees or legal fees. "Field expenditures" include costs related to sample assaying, geophysical programs, drilling, equipment work and other field-related activities. These payments will be made on a quarterly basis.

In the event that both parties agree that any of the above cash payments are to be made in an equivalent number of common shares in NDT, then any issuance of shares will be determined by the average closing price of NDT’s shares on the last trading day prior to any signed and binding agreement being publicly announced. NDT shares will be subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities.

NDT can drop all or part of the Property at any time without further obligations to Consultant.

If Property is assigned, sold or otherwise transferred to other parties this Agreement is binding to those parties.

This Agreement is subject to approvals by the TSX Venture Exchange or other appropriate regulatory authorities.

Accepted this 25th day of July 2002. (Effective Date)

NDT Ventures Ltd.

For Consultant

Per:

Per:

/s/ “Thomas Burkhart”

/s/ “Henry H. Tonking”

Thomas Burkhart

Henry H. Tonking, Consultant

Vice President, Exploration

Exhibit 4.11

NDT VENTURES LTD.

A Northair Group Company

Agreement between Robert M. Hatch and NDT Ventures Ltd.

All dollar amounts are in U.S. currency

This Finders Fee Agreement (Agreement) is between Geologic Consultant Robert M. Hatch of Paragon Precious Metals, LLC (Consultant) with offices in Reno, Nevada and NDT Ventures Ltd. (NDT) with offices in Vancouver Canada.  This agreement serves to outline compensation potentially due Consultant (or his beneficiaries) by NDT in consideration for Consultant’s efforts in assisting NDT (or its successors or assignees) in acquiring the CC-Claims (Property) located in Churchill County, Nevada.

As defined in this Agreement, the Property can be one or multiple land holdings within the same geologic district or province whose boundaries are within 10 miles of the boundaries of the CC-claims on the effective date of this Agreement.  Further, additional land acquisitions can be made over time within or overlapping these boundaries with no further compensation due Consultant. Compensations potentially due consultant are as follows:

If NDT successfully culminates an agreement on the Property then NDT agrees, subject and conditional to regulatory approval, to pay Consultant $2,500 cash and issue shares of NDT stock equal to $2,500.  The cash will be paid and the shares issued within 30 days of finalizing the agreement and obtaining regulatory approval.

NDT will pay Consultant an amount equal to 10 percent of "field expenditures" up to a maximum cap of $250,000, but not to include personnel related costs or expenses, corporate overhead, acquisition costs, land maintenance payments/fees or legal fees. "Field expenditures" include costs related to sample assaying, geophysical programs, drilling, equipment work and other field-related activities. These payments will be made on a quarterly basis.

In the event that both parties agree that any of the above cash payments are to be made in an equivalent number of common shares in NDT, then any issuance of shares will be determined by the average closing price of NDT’s shares on the last trading day prior to any signed and binding agreement being publicly announced. NDT shares will be subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities.

NDT can drop all or part of the Property at any time without further obligations to Consultant.

If Property is assigned, sold or otherwise transferred to other parties this Agreement is binding to those parties.

This Agreement is subject to approvals by the TSX Venture Exchange or other appropriate regulatory authorities.

Accepted this 20th  day of July 2002. (Effective Date)

NDT Ventures Ltd.

For Consultant

Per:

Per:

/s/ “Thomas Burkhart”

/s/ “Robert M. Hatch”

Thomas Burkhart

Robert M. Hatch, Consultant

Vice President, Exploration

Exhibit 4.12

NDT Ventures Ltd.

A Northair Group Company

August 6th, 2002

Mr. Larry McIntosh and Susan McIntosh

P.O. Box 1388

Gardnerville NV 89410

Dear Larry and Susan:

Re: Black Hills (including Jenny Claims) and Hannah Claims, Churchill County, Nevada

The following represents the terms of an agreement between you and NDT that would allow NDT to earn a 100 percent interest in the exploration properties described in Schedule-A and located in Nevada.  If you are in agreement with these terms, please sign where indicated and, subject to Board and regulatory approval, this agreement shall become legally binding.

Letter Agreement between NDT Ventures Ltd. and Larry and Susan McIntosh on the Black Hills (including Jenny Claims) and Hannah Claims, Churchill County, Nevada

Subsequent to NDT Ventures Ltd. receiving Board and Regulatory approval, this Letter Agreement will be a legally binding agreement (Agreement) between Larry and Susan McIntosh (Owners) residing in Gardnerville, Nevada and NDT Ventures Ltd. (NDT) with corporate offices in Vancouver, Canada.  This Agreement is in regards to the Black Hills (including Jenny Claims) and the Hannah Claims (Property) whereby NDT can obtain a 100 percent interest in the Property as defined in this Agreement.  See Attached Schedule-A identifying Property and a one mile area of interest around currently existing claims.

If deemed appropriate and with the approval of both parties, this Agreement may be superceded by subsequent agreements of a more formal and detailed nature.

This Agreement assumes that the Owners are the legal owners of the Property and that the Property is as noted in Schedule- A and is in good standing and not legally encumbered.  In addition, there are no known legal, environmental or political hindrances associated with the property that would prevent NDT from conducting exploration and development in normal course.

The Effective Date of this Agreement will be on that day that it receives regulatory approval by the TSX Venture Exchange.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia, Canada.

NDT can earn a 100 percent interest in the Property over a four year period by making cash payments totaling $250,000, issuing 575,000 shares of company stock and maintaining the claims in good order so long as the this Agreement is in force.

Payments and other obligations are scheduled as follows:

(All amounts are in US dollars)

Year 1

$5,000 cash payment within 10 days of the Effective Date.

Issue 25,000 shares of NDT stock within 30 days of Effective Date.

As defined in this Agreement, NDT agrees to pay rental fees and related costs currently due on the Property and to keep the claims current so long as this Agreement is in force.

Year 2

$10,000 cash payment on the first anniversary of the Effective Date.

50,000 shares of NDT Stock on the first anniversary of the Effective Date.

Year 3

$40,000 cash payment on the second anniversary of the Effective Date.

100,000 shares of NDT stock on the second anniversary of the Effective Date.

Year 4

$75,000 cash payment on the third anniversary of the Effective Date.

150,000 shares of NDT stock on the third anniversary of the Effective Date.

Year 5

$120,000 cash payment on the fourth anniversary of the Effective Date.

250,000 shares of NDT stock on the fourth anniversary of the Effective Date.

Upon payment of cash totaling $250,000 and shares totaling 575,000 and completion of other obligations noted above, NDT will obtain a 100 percent interest in the Property.

Owners retain a two-percent NSR royalty.  NDT can purchase, at their option, one of the two percentage points at a cost of $1 million.

While this Agreement is in effect NDT will be required to maintain the Property, including claim rentals, and will adhere to all government regulations to include reclamation of disturbances incurred by NDT to the degree required by law.  NDT assumes no responsibility for any existing surface disturbances on the Property or hazardous materials and/or waste products from past operations that may have occurred on the Property.

That portion of the property payments made in common shares of NDT stock are subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities. In the event that both parties agree, portions of the cash payments defined in this Agreement can be made in an equivalent number of common shares of NDT stock.  Such an issuance of shares will be determined by the average closing price of NDT stock during the week prior to when the stock is issued.

NDT can terminate this Agreement at any time after giving 30 days written notice.  NDT will however, be required to be current on any payments owed Owners and will be required to complete reclamation activities within designated time frames as defined by law.

With 30 days notice to Owners, NDT can drop portions of the Property to include current and/or future claims but will, at Owners request, transfer the effected claims to Owners.  These claims will be in good standing at the time of transfer.

NDT can assign this Agreement to other parties at any time with the assumption of all obligations of this Agreement going to those parties.  The Property can also be split-up and assigned to more than one party.

At NDT’s option it can accelerate payments to obtain ownership of the Property over a shorter time period than outlined in this Agreement.

If you are in agreement please sign where indicated.

For NDT

For Owners

/s/ “Thomas H. Burkhart”

/s/ “Larry McIntosh”

Thomas H. Burkhart

Larry McIntosh

Vice President, Exploration

/s/ “Susan McIntosh”

Susan McIntosh

Schedule A – Property

Name of Claim(s)

BLM Serial No.(s)

Hannah 31 – Hannah 41

818458 – 818468

Hannah 52

818469

Hannah 54

818471

Hannah 56

818471

Hannah 83

818472

Hannah 84

818473

Black Hills 1 – 5

818145 – 818149

Black Hills 6 – 36

819490 – 819520

Jenny 1 – 8

819482 – 819489

And a one-mile area of interest around the currently existing claims.

Exhibit 4.13

NDT VENTURES LTD.

A Northair Group Company

August 26, 2002

Mr. Victor Calloway, President

Calloway Exploration Services, L.L.C.

4966 Santa Barbara Avenue

Sparks, Nevada 89436

Dear Victor:

Re:

CC-Claims, Churchill County, Nevada

Letter Agreement between NDT and Calloway regarding the CC-Claims, Churchill County, Nevada

The following represents the negotiated terms of an agreement between Calloway Exploration Services, L.L.C. (“Calloway”) and NDT Ventures Ltd. (“NDT”) that will allow NDT to earn a 100 percent undivided beneficial interest in Calloway’s CC-Claims.

Subsequent to NDT receiving TSX Venture Exchange approval and approval of the Board of Directors of NDT, this Letter Agreement will be a legally binding agreement (“Agreement”) between Calloway (“Owner”) with offices located in Sparks, Nevada and NDT with corporate offices located in Vancouver, Canada.  This Agreement is in regards to the CC-Claims (“Property”) whereby NDT can obtain a 100 percent undivided beneficial interest in the Property as defined in this Agreement.  See Attached Exhibit A identifying Property and Area of Interest.

This Agreement assumes that the Owner is the legal owner of the Property (subject to the paramount title of the U.S. government) and that the Property is as described in Exhibit A and is in good standing in accordance with all applicable laws and regulations, and all taxes, charges and assessments of any kind whatsoever required to keep the Property in good standing have been paid or filed, as the case may be, and the Property is not subject to any liens, charters, encumbrances, adverse claims, royalties, joint ventures, options or underlying agreements of any kind whatsoever..  In addition, there are no known legal or political hindrances associated with the Property that would prevent NDT from conducting exploration and development in normal course.

The Effective Date of this Agreement will be on that day that NDT receives regulatory approval by the TSX Venture Exchange.  A copy of such approval will be promptly provided to Calloway.

This Agreement shall be governed and construed according to the laws of Nevada and subject to the jurisdiction of the courts of such state.  In addition, this Agreement shall be subject to all applicable laws, rules and regulations of public bodies having jurisdiction over the exploration, development or operation of the Property.

NDT can earn a 100 percent undivided beneficial interest in the Property over a four year period by making cash payments to Calloway totaling $500,000, issuing 685,500 shares of NDT’s capital stock (fully assessed and tradable, subject to a hold period as determined by the TSX Venture Exchange) and completing $500,000 in work expenditures on the Property. Work expenditures to include NDT employees and/or Consultants salaries and expenses while involved in evaluation activities of the Property and other exploration costs, related needs and activities associated with exploration on the Property. Payments and expenditures are scheduled as follows:

(All amounts are in US dollars)

Year 1

•

$10,000 cash payment to Calloway within 10 days of the Effective Date.

•

Issue 50,000 shares to Calloway of NDT stock within 30 days of the Effective Date.

•

*$50,000 work commitment.

•

*NDT agrees to contract Victor Calloway as a Geologic Consultant for a minimum 20 day period at a daily rate of $350.00.  This and any associated expenditures will apply toward the property work commitment.

*These are firm obligations to include a minimum of 1,500 feet of reverse circulation drilling.

Any overspending of annual work expenditures noted in this Agreement are carried forward and will apply toward succeeding years work expenditures.  Also, any contract days exceeding the minimum 20 days in Year-1 will apply toward Year -2

Year 2

•

$15,000 cash payment to Calloway on the first anniversary of the Effective Date.

•

75,000 shares of NDT Stock to Calloway.

•

$75,000 work expenditure directly on the Property.

•

NDT agrees to contract Victor Calloway as a Geologic Consultant for a minimum 20 day period at a daily rate of $350.00.  This and any associated expenditures will apply toward the Property work expenditures.  The 20-day contract in year-2 must be fulfilled for NDT to continue into Year-3 but is not a firm commitment.

Starting in Year 2, work expenditures must be completed to continue into the following year but are not firm commitments.

Year 3

•

$25,000 cash payment to Calloway on the second anniversary of the Effective Date.

•

100,000 shares of NDT stock to Calloway.

•

$125,000 work expenditure directly on the Property.

Year 4

•

$150,000 cash payment to Calloway on the third anniversary of the Effective Date.

•

175,000 shares of NDT stock to Calloway.

•

250,000 work expenditure directly on the Property.

Year 5

•

$300,000 cash payment to Calloway on the fourth anniversary of the Effective Date.

•

285,500 shares of NDT stock to Calloway.

Upon payment of the cash and shares noted in Year 5 and completion of other obligations noted above, NDT obtains a 100 percent undivided beneficial interest in the Property.

Owner retains a three-percent (3%) NSR royalty as provided for in Exhibit B attached hereto.  NDT can purchase, at their option, two of the three percentage points at a cost of $750,000 per percentage point, as provided in Exhibit B.

Any interest or right to acquire any interest in mining claims or in any other real property interest within the area described in Exhibit A (the “Area of Interest”) acquired during the term of this Agreement by or on behalf of NDT or any affiliate of NDT (the “Additional Property”) shall become subject to the terms and provisions of this Agreement.

Within thirty (30) days after the acquisition of Additional Property, all or any portion of which lies within the Area of Interest, NDT shall notify the Owner of such acquisition.  NDT’s notice shall describe in detail the acquisition, the lands, the nature of the interest therein, the mining claims or other real property interest covered thereby, and the acquisition cost.  In addition to such notice, subsequent to a 30 day in advance written request by Owner,  NDT shall make any and all information concerning the Additional Property available for inspection by Owner.

While this Agreement is in effect NDT shall maintain the Property in good standing, including claim maintenance fees.

To the best of the knowledge, information and belief of the Owner, the Owner has complied with all applicable environmental laws as they relate to the Property and there have been no breaches of or liabilities caused or permitted to arise by the Owner under any applicable environmental laws relating to the Property and the Owner has not received notification from any person, including without limitation, any governmental authority of any potential breach or alleged breach of any applicable environmental laws relating to the Property or of any inspection or investigation or possible inspection  or investigation by any governmental authority under any applicable environmental law relating to the Property and the Owner has not received any notification of the presence of any contaminates (including hazardous substances, dangerous goods, chemicals or toxic wastes) in the soil or water in, on or under the Property and the Owner has not been subject of any claims or incurred any expenses in respect of the presence of any contaminates in the soil water in, on or under the Property.

In the conduct of its exploration, development and operations on the Property, NDT shall be responsible for compliance with applicable laws and regulations, including laws and regulations related to exploration, mining, development and reclamation.

NDT agrees to indemnify, defend and hold harmless Owner (and all managers, officers, directors and agents of Owner) from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorney’s fees and expenses, consultants’ fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Owner and its successors as a result of: (a) any breach, or (b) any matter, condition or state of fact involving environmental laws or hazardous materials which may arise  after the Effective Date of this Agreement and that are caused by NDT.

Owner agrees to indemnify, defend and hold harmless NDT (and all managers, officers, directors and agents of NDT) from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorney’s fees and expenses, consultants’ fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by NDT and its successors as a result of: (a) any breach, or (b) any matter, condition or state of fact involving environmental laws or hazardous materials which may exist prior to the Effective Date of this Agreement.

That portion of the Property payments made in common shares of NDT stock are subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities. In the event that both parties agree, portions of the cash payments defined in this Agreement can be made in an equivalent number of common shares of NDT stock.  Such an issuance of shares will be determined by the average closing price of NDT stock during the week prior to when the stock is issued.

Commencing with the assessment year ending at noon on September 1, 2003, NDT shall perform all necessary assessment work upon any unpatented mining claims held as Property and shall file in the name of Owner all proofs of labor required by law; provided, however, NDT shall not be required to perform assessment work upon unpatented mining claims for any assessment year if notice of termination, as provided below, is given prior to July 1st of any year.  Work performed by NDT prior to termination of this Agreement may be used by Owner in complying with its assessment requirements for the assessment year in which such work was done.  NDT shall, as soon as practicable, provide a copy to Owner of the county recorder and Bureau of Land Management date-stamped affidavit evidencing completion of any required annual assessment work performed by NDT.  If changes in the law pertaining to the performance of assessment work shall become effective during the term hereof and such changes affect or eliminate the requirement to perform assessment work as contemplated in this paragraph, then NDT’s compliance with any such change in the law shall be deemed complete and satisfactory performance of its obligations under this paragraph.  NDT shall not be required to make any payments in lieu of assessment work for any assessment year if notice of termination, as provided below, is given at least sixty (60) days prior to the date such claim maintenance payment is due.

NDT may terminate this Agreement to acquire the 100% undivided beneficial interest in the Property at any time by giving 45 days prior written notice to that effect to the Owner.  Upon expiry of the said 45 day notice period and on receipt of such notice by the Owner or if the agreement is terminated pursuant to any other provision of this Agreement, the Agreement will be of no further force and effect. NDT can, at its option, terminate its interest in certain of the claims so long as these claims are returned to Owner in good standing by July 1st of the year they are dropped.

In the event NDT is in default in the observance or performance of any of NDT’s covenants, agreements or obligations under this Agreement, Owner may give written notice of such alleged default, specifying the details of the same.  NDT shall have thirty (30) days following said notice within which to remedy any such default described therein, or to commence action in good faith to remedy such default.

Unless NDT shall so comply or commence to comply, this Agreement may be terminated at the option of Owner.  If this Agreement is terminated

i)

NDT shall comply with the provisions hereof regarding reclamation of the Property;

ii)

NDT shall comply with the provisions hereof regarding assessment work and claim maintenance payments and shall remain liable regarding expenses incurred with respect to amendment, relocations and patent applications;

iii)

NDT shall remain liable to Owner for wages to workmen and NDT employees and payments for materials and supplies provided to NDT for its operations on the Property;

iv)

NDT shall remain liable to Owner for the payment of any production royalties which accrue and are payable prior to termination of this Agreement; and

v)

NDT shall deliver promptly to Owner executed, recordable transfer documents transferring its interest in and to the Property to Owner free and clear of any claims of those claiming by, through or under NDT.

NDT can, upon Owner’s written approval, which approval shall not be unreasonably withheld, assign this Agreement to other parties at any time with the assumption of all obligations of this Agreement going to those parties. Upon NDT’s written approval, which approval shall not be unreasonably withheld, Owner can assign this Agreement to other parties. However, NDT shall have the preemptive right to acquire Owner’s interests in the Property on the same terms offered by another party.

At NDT’s option it can accelerate payments and work expenditures to obtain ownership of the Property over a shorter time period than outlined in this Agreement.

If in agreement sign where indicated.

For NDT

For Owner

/s/ “Thomas H. Burkhart”

/s/ “Victor R. Calloway”

_____________________________

__________________________

Thomas H. Burkhart, Vice President

Victor R. Calloway, President

NDT Ventures Ltd

Calloway Exploration Services, L.L.C.

Exhibit A

Blm serial Numbers for the CC Claim Group

Churchill County, Nevada

NMC Serial

Claim

Numbers

828028

CC 1

828029

CC 2

828030

CC 3

828031

CC 4

828032

CC 5

828033

CC 6

828034

CC 7

828035

CC 8

828036

CC 9

828037

CC 10

828038

CC 11

828039

CC 12

828040

CC 13

828041

CC 14

828042

CC 15

828043

CC 16

EXHIBIT B

To

AGREEMENT BETWEEN

CALLOWAY EXPLORATION SERVICES, L.L.C.

And

NDT NVETURES LTD.

NET SMELTER RETURNS ROYALTY

1.

Net Smelter Returns Royalty

The Net Smelter Returns Royalty provided for in the main body of the Agreement and payable to Calloway shall be based upon: (a) the value of doré, produced from Ores and Minerals mined from the Property, determined at the Property or at such other facility producing such doré, sold or deemed sold, determined by reference to published prices for refined gold and silver and other Precious Metals (as hereinafter defined), and (b) the value of all other Products produced from Ores and Minerals mined from the Property, determined at the Property or at such other facility producing such Product, sold or deemed sold, determined by reference to published prices for such “Other Products”, all as hereinafter provided.

It is acknowledged that it will be necessary to process, treat or upgrade Precious Metals or Other Products at a location or locations not on the Property before they are sold or deemed to be sold; and that to determine the value of such Precious Metals or Other Products of the Property or other facility producing doré or Other Products, all costs incurred or deemed to be incurred by NDT in paying the Net Smelter Returns royalty with respect to the transporting, processing, treatment or upgrading or the Precious Metals or Other Products after they have been processed shall be deducted from the proceeds received or deemed to be received by NDT as hereinafter set forth.

NDT shall pay to Calloway a Net Smelter Returns Royalty (the “Net Smelter Returns Royalty”) equal to three percent (3%) of the Net Value (as hereinafter defined) of Precious Metals or Other Products mined, removed, and sold (or deemed to be sold as hereinafter described) from the Property.  For purposes of this Agreement, the term “Precious Metals” shall mean gold, silver, platinum, and palladium and “Other Products” shall mean all other metallic and non-metallic minerals of every kind except: (a) Precious Metals and (b) oil, gas, cashinghead gas and associated liquid and gaseous hydrocarbon substances.  The Net Smelter Returns Royalty shall run with the land described as the Property.  The Net Smelter Returns Royalty shall specifically apply to unpatented lode mining claims that are a part of the Property and to any relocation or amendment thereof, to any patent issued covering such land and to any other right, title or interest acquired by, for, or on behalf of NDT or an affiliate of NDT with respect to such land.  The obligation to pay the Net Smelter Returns Royalty shall accrue upon and not before: (a) the outturn of refined Precious Metals meeting the requirements of the specific published price and a credit for which is made to NDT’s account (or to a third-party account for the benefit of NDT) or (b) the sale of unrefined metals, doré, concentrates, ores or Other Products, as hereinafter provided, whichever is sooner.

2.

Net Value Definition

As used herein, “Net Value” means the Gross Value of Precious Metals or Other Products, less all costs, charges and expenses paid or incurred by NDT after production of doré, or in the case of Other Products, after production of concentrates, whether at the Property or elsewhere with respect to the transportation, processing, treatment or upgrading of the doré or concentrates including, without limitation:

(a)

charges for treatment in the smelting and refining processes (including handling, processing, interest and provisional settlement fees, sampling, assaying and representation costs, penalties and other processor deductions);

(b)

actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of doré or concentrates from the Property or other facility producing doré or concentrates to the place of additional treatment and to the place of sale; and

(c)

actual sales and brokerage costs of Precious Metals or Other Products for which the Net Smelter Returns Royalty is based on proceeds received by the non-Owner as hereinafter provided in Section 3(d) below, and an allowance for reasonable sales and brokerage costs for refined Precious Metals subject to the Net Smelter Returns Royalty hereinafter provided in Sections 3(a), (b) and (c) below.

3.

Gross Value Definition

“Gross Value” shall have the following meaning:

(a)

If NDT causes refined gold which meets or exceeds generally accepted commercial standards for the sale of refined gold (it being understood that the specifications for refined gold published by the London Bullion Market Association presently meet such standards) to be produced from ores mined from the Property and, if Section 3(d) shall not be applicable, for purposes of determining the Net Smelter Returns Royalty the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was refined, and the Gross Value shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price.  As used in this Agreement, “Gold Production” means the quantity of refined gold outturned to NDT’s pool account (or to a third-party account for the benefit of NDT) by an independent third-party refinery from Ores and Minerals mined from the Property on either a provisional or final settlement basis each calendar month.  As used herein, “Monthly Average Gold Price” means the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported from the month by the number of days for which such prices were reported.

In the event that the London Bullion Market Association P.M. Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate delivery in the most nearly comparable established market selected by RAND as such prices are published in “Metals Week” or a similar publication.

(b)

If NDT causes refined silver which meets or exceeds generally accepted commercial standards for the sale of refined silver (it being understood that the specifications for refined silver published by Handy & Harman presently meet such standards) to be produced from ore mined from the Property and, if Section 3(d) shall not be applicable, for purposes of determining the Net Smelter Returns Royalty, the refined silver shall be deemed to have been sold at the Monthly Average Price for the month in which it was refined, and the Gross Value shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price.  As used herein, “Silver Production” means the quantity of silver outturned to NDT’s pool account (or to a third-party account for the benefit of NDT) by an independent third-party refinery from Ores and Minerals mined from the Property on either a provisional or final settlement basis each calendar month.  As used herein, “Monthly Average Silver Price” means the average New York Silver Price as published daily by Handy & Harman, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

In the event that the Handy & Harman quotation ceases to be published, all such references shall be replaced with references to prices of silver for immediate delivery in the most nearly comparable established market selected by NDT as published in “Metals Week” or a similar publication.

(c)

If NDT causes refined or processed Precious Metals, other than refined gold and refined silver, which meets or exceeds commercial standards for the sale of such Precious Metals, or refined or processed Other Products, to be produced from Ores and Minerals mined from the Property, and if Section 3(d) shall not be applicable the Gross Value shall be equal to the Monthly Average Price for such metal or non-metallic mineral for the month in which it as refined, and the Gross Value shall be determined by multiplying Production of such metal or non-metallic mineral during the calendar month by the Monthly Average Price for such metal or non-metallic mineral.  As used herein, Production means the quantity of a metal or on-metallic mineral outturned to NDT’s pool account (or to a third-party account for the benefit of NDT) by an independent third-party refinery from Ores and Minerals mined from the Property on either a provisional or final settlement basis each calendar month.  As used herein, “Monthly Average Metal Price” means the price of such metal for immediately delivery in an established market selected by NDT as published in “Metals Week” or a similar publication.

(d)

In the event NDT sells raw ores of Precious Metals or Other Products or concentrates or doré produced from such Ores and Minerals mined from the Property, then the Gross Value shall be calculated as set forth in Section 3(a), (b) and (c), except that Gold Production, Silver Production or other metal or non-metal Production shall, in each case, be equal to the gold, silver, other Precious Metals and Other Products contained in such raw ores, concentrates or doré sold in the specified month multiplied by: (i) the recovery rate contractually determined between NDT and a third party processor, or (ii) if there is not a specifically contracted recovery rate, then by an assumed recovery rate equal to the average actual recovery rate for such metal or non-metallic mineral for the latest calendar quarter ended prior to such month in which ores of such metal or non-metallic mineral from the Property were beneficiated by NDT at the Property.  In the event that such ores have not been so beneficiated by NDT during any such calendar quarter, the recovery rate shall be the actual recovery rate experienced by the purchaser of such ores, concentrates or doré determined in good faith by NDT.

(e)

Where outturn of Precious Metals or Other Products is made by an independent third-party refinery on a provisional basis, the Gross Value shall be based upon the amount of such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined Precious Metals or Other Products established by final settlement by such refinery.

4.

Forward Sales

Owner acknowledges that NDT shall have the right to market and sell or refrain from selling Precious Metals and Other Products from Ores and Minerals mined from the Property in any manner it may elect.  Accordingly, Gross Value shall be determined as provided in Section 3 above irrespective or any actual selling arrangements entered into by NDT, specifically including but not limited to, forward sales, futures trading or commodity options trading, and any other price hedging, price protection and speculative arrangements which may involve the possible delivery of Precious Metals or Other products produced from Ores and Minerals mined from the Property.

5.

Processing by NDT

NDT may, but is not obligated to, beneficiate, mill, sort, concentrate, refine, smelt or otherwise process or upgrade the Precious Metals ores and concentrates or Other Products ores and concentrates produced from Ores and Minerals mined from the Property prior to sale, transfer or conveyance to a purchaser, user, or consumer other than NDT.  NDT shall not be liable for mineral value lost in such processing except for losses resulting from the bad faith or gross negligence of NDT.

6.

Sales to Affiliated Party

NDT shall be permitted to sell minerals from the Property in the form of raw ore, doré, or concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of computing Net Value, to have been sold at prices and on terms no less favorable than those which would be extended to a non-affiliated third party under similar circumstances.  Nothing contained herein shall preclude or restrain NDT in any way or at any time or times from selling or otherwise disposing of Ores and Minerals, Precious Metals or Other Products mined from the Property to any third party or any Affiliates.

7.

Measurement of Products

All Precious Metals or Other Products ore for which a Net Smelter Returns Royalty is payable shall be weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices, after which NDT may mix or commingle such Precious Metals or Other Products ores with ores from properties other than the Property.

8.

Calculation of Net Value

Net Value shall be determined on a calendar month basis.  Net Smelter Returns Royalties shall be paid on the tenth business day of the last day of the calendar quarter in which the same accrued.  At the time of payment of Net Smelter Returns Royalties, NDT shall deliver to Owner a statement showing, in reasonable detail, the quantities and grades of the refined Precious Metals, doré, concentrates, Other Products or Ores and Minerals produced and sold or deemed to be sold by NDT in the preceding quarter; the Average Monthly Price determined, as herein provided, for refined Precious Metals and Other Products on which Net Smelter Returns Royalty is due; costs and other deductions; and other pertinent information, in reasonable detail, to explain the calculation of the Net Smelter Returns Royalty payment with respect to each month in such quarter.  Payment to Owner shall be made in cash or by cheque, or upon 48 hours prior written notice from Owner, by wire transfer to the account specific by Owner in such notice.  In the event a Net Smelter Return Royalty is not due for any quarter, NDT shall not be required to provide Owner with any statement hereunder.

Such quarterly statement shall also list the quantity and quality of any Precious Metals doré in inventory for more than ninety (90) days.  No Net Smelter Returns Royalty shall be due with respect to Ores and Minerals, Precious Metals or Other Products mined from the Property or stockpiles of the same unless and until the same are actually sold or deemed sold as expressly set for the above.

9.

Sales

All Net Smelter Returns Royal payments shall be considered final and in full satisfaction of all obligations of NDT with respect thereto, unless Owner gives NDT written notice describing and setting forth a specific objection to the calculation thereof within ninety (90) days after receipt by Owner of the quarterly statement herein provided for.

10.

NDT’s Duty to Inform

NDT shall, at least annually, provide Owner with any ore reserve calculations (including, but not limited to, any information that would be required to be included in documents filed with the Securities and Exchange Commission regarding ore reserve calculations), mine plans, forecasts or other information relating to the operations.

11.

Assignment of Net Smelter Returns Royalty

Subject to the provisions of this Agreement, Owner may, transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to the Net Smelter Returns Royalty; provided, however, that NDT shall be under no obligation to make its payments hereunder to such assignee, transferee, pledgee or other third party until NDT’s receipt of written notice concerning the transfer, pledge, mortgage, charge or other encumbrance and provided further that in no event shall NDT be obligated to delivery payment or notices pursuant to this Agreement to more than one entity or location.

12.

No Duty to Mine

NDT shall, except as otherwise provided in the body of this Agreement, have the sole and exclusive right to determine the timing and the manner of any production from the Property and all related exploration, development and mining activities.

13.

Grant of Option

Owner hereby irrevocably grants to NDT an exclusive option (hereinafter the “Option”) to purchase two (2) of the three (3) percentage points of the Net Smelter Returns Royalty provided fro in Section 1 upon the terms and conditions set forth herein, for a purchase price of Seven Hundred and Fifty Thousand dollars ($750,000) per percentage point.  NDT shall not be entitled to a credit against the Purchase Price for all amounts paid under the provisions regarding production royalties contained in the Agreement.

(a)

Consideration  The parties agree that the consideration contained in the Agreement shall be sufficient consideration for the grant of this Option.

(b)

Exercise of the Option NDT may exercise the Option at any time after the Effective Date hereof and prior to two (2) years from the commencement of commercial production by the delivery of written notice to Owner of NDT’s intent to exercise the Option, together with two (2) originals of the proposed purchase and sale agreement dated the date of the notice and executed by NDT.  Within fifteen (15) days after Owner’s receipt of NDT’s exercise of the Option, Owner shall, unless Owner has a problem with the form of the purchase and sale agreement, execute and return to NDT one (1) original of the purchase and sale agreement.

14.

Certified Funds

The payment(s) required to made under the purchase and sale agreement shall be made by certified or cashier’s cheque or by another immediately collectible form of payment.

In the event the due date for performance of any obligation hereunder falls on a day other than a business day, the date for performance of such obligation shall be extended to the next following business day.

15.

Termination of Option

In the event that NDT does not exercise the Option in the manner provided herein, then (i) this Option shall, without further action of any party, automatically terminate and thereafter be mull and void and of no further force or effect and (ii) NDT shall have no further rights with respect to the Option.

Exhibit 4.14

MANAGEMENT AND COST SHARING AGREEMENT

THIS MANAGEMENT AND COST-SHARING AGREEMENT made as of the 1st day of  August, 1999.

BETWEEN:

INTERNATIONAL NORTHAIR MINES LTD., a company duly incorporated under the laws of  British Columbia and having an office at 860-625 Howe Street, Vancouver, B.C., V6C 2T6 (herein called “Northair”)

OF THE FIRST PART

AND:

NDT VENTURES LTD., a company duly incorporated under the laws of  British Columbia and having an office at 860-625 Howe Street, Vancouver, B.C., V6C 2T6 (herein called “NDT”)

OF THE SECOND PART

WHEREAS:

A.

Northair carries on the business, inter alia, of providing accounting, management and marketing services, financial supervision, business and natural resource development advice and other services, relating thereto to persons and corporations carrying on business in British Columbia and elsewhere;

B.

Northair and NDT desire to conduct their respective business from a common office located at 860- 625 Howe Street, Vancouver, British Columbia  (the “Offices”);

C.

NDT is desirous of obtaining the services of Northair in accordance with and in pursuance of the terms and conditions set forth in this Agreement.

D.

Northair has been incurring and paying all costs associated with supplying, staffing and operation of the Offices and NDT has agreed to contribute to such payments.

NOW THEREFORE THIS AGREEMENT WITNESSETH  that, in consideration of the premises, and of the covenants, conditions and agreements herein contained, the parties hereto agree as follows:

DEFINITIONS

1.

In this agreement, the following terms shall have the meaning ascribed to them as follows:

(a)

“Offices” shall mean the premises referred to in Recital B hereof;

(b)

“General Office Expenses” shall mean all expenses incurred in the normal daily staffing, supply and operation of the Offices less any recoveries of expenses received from any companies other than Northair and NDT sharing the Offices and shall include, without limitation, all payments made for:

(i)

rent and other charges pursuant to the lease of the Offices;

(ii)

telephone, heat, light, air conditioning and any other utility services;

(iii)

janitorial services;

(iv)

general postage;

(v)

wages and salaries to secretaries, receptionists, accountants and general administrative personnel for their normal daily working hours;

(vi)

general expenses relating to the operation of computer and other office  equipment including access to stock exchange data, internet, and other providers;

(vii)

general stationery supplies;

(viii)

office design, repairs and maintenance of office furniture and leasehold improvements;

(c)

“Individual Expenses” means all expenses incurred in the supply, staffing or operations of the Offices, other than the General Office Expenses, and which are directly attributable to either party, and without limitation, shall include:

(i)

all costs incurred as a result of individual use by the party of the Offices outside of normal business hours;

(ii)

the costs of telephones, telecommunication equipment, telecopiers, long distance telephone calls, postage, stationery, courier deliveries and photocopies directly attributable to the party;

(iii)

any employee who is directly employed by and performs services solely for such party;

(iv)

special administrative and management services and other related services by personnel acceptable to NDT;

(v)

geologists, metallurgists, engineers and investor relation personnel in an advisory and/or supervisory capacity, or the wage costs (including benefits) of time charges of such personnel directly attributable to such activities;

(d)

“NDT’s Share” shall mean  $17,500 per month, or such other amount as mutually agreed to between the parties during the course of the agreement, or on the renewal thereof

NDT TO PAY SHARE

2.

In consideration for Northair supplying NDT with the use of a portion of the Offices fully fixtured, supplied and staffed, NDT shall pay to Northair on the terms set out in paragraph 4 NDT’s Share of the General Office Expenses.

EACH PARTY TO INDIVIDUAL EXPENSES

3.

Each of NDT and Northair shall pay its Individual Expenses.  In the event that certain of the NDT’s Individual Expenses are paid by Northair, NDT shall reimburse Northair for such Individual Expenses according to the terms set out in paragraph 4.

TERMS OF PAYMENT

4.

NDT shall make its payment to Northair according to the following terms:

(a)

within fifteen (15) days of the end of each month during the term of this Agreement, Northair shall provide NDT with an invoice setting out NDT’s Share of the General Office Expenses for the month, including relevant Goods and Services Taxes on NDT’s Share of the General Expenses, and  itemizing for the preceding month, the Individual Expenses incurred by Northair on behalf of NDT in such month, and showing in reasonable detail the information necessary for the determination of such amounts;

(b)

within five (5) days of receipt of such invoice, NDT shall pay to Northair the amount set forth in such invoice, provided however that such payment shall not constitute a waiver by NDT of its right to dispute the calculation of such amount.

GENERAL  PROVISIONS

5.

Northair shall provide the services outlined herein to NDT for the terms of this Agreement which shall commence on the date hereof for  a period of two (2) years and thereafter will be automatically renewed from year to year, unless terminated as hereinafter set out.

6.

This Agreement may be terminated by either party giving the other three (3) months notice in writing prior to the anniversary date hereof.

7.

Any notice required of permitted to be given hereunder shall be in writing and shall be deemed to be duly given if delivered by hand to the party to which it is to be given at the address shown on the face of this Agreement or to such other address as either party may from time to time advise the other in writing.  Any such notice shall be deemed to have been given on the date of the delivery.

8.

The headings of the Articles of this Agreement have been inserted for reference only and shall not affect the interpretation of this Agreement or any part thereof.

9.

This Agreement shall be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

10.

This Agreement shall not be assignable by either party without the prior express consent in writing of  the other party, which consent may not be unreasonably withheld.

11.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have hereunto executed this Agreement as of the day and year first above written.

International Northair Mines Ltd.

Per:

/s/ “Fred G. Hewett”

Authorized Signatory

Per:

/s/”D.A. McLeod”

Authorized Signatory

NDT Ventures Ltd.

Per:

/s/ “Gail Sharp”

Authorized Signatory

Per:

/s/ “D. Bruce McLeod”

Authorized Signatory

Exhibit 8.1

LIST OF SUBSIDIARIES

The Company has two wholly owned subsidiaries:

1.

Altiplano (Barbados) Ltd. incorporated under the laws of Barbados

2.

NDT Ventures (USA) Inc. incorporated under the laws of the State of Nevada, USA