Form 20-F
period 2003-05-31
NDT VENTURES LTD
filed 2003-11-20
CIK 1010561

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[

]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2003

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

Not applicable

Indicate the number of outstanding Common Shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report

32,909,745

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

This Annual Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts concerning the Company's operations and planned future activities and other matters included in this Annual Report are forward-looking statements. The forward-looking statements reflect the beliefs of the Company's management based on assumptions made by and information currently available to the Company at the time the statements were made. Statements concerning mineral reserves may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future. Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate", "believe", "plan", "estimate", "except", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur or other similar expressions. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company.

TABLE OF CONTENTS

	Glossary	(i)
Item 1	Identity of Directors, Senior Management and Advisors	1
Item 2	Offer Statistics and Expected Timetable	1
Item 3	Key Information	1
	A. Selected Financial Data	1
	B. Capitalization and indebtedness	3
	C. Reasons for the offer and use of proceeds	3
	D. Risk Factors	3
Item 4	Information on the Company	10
	A. History and development of the Company	10
	B. Business overview	11
	C. Organizational Structure	18
	D. Property, Plants and Equipment	18
	Pasco Canyon	18
	Black Hills Property	21
	Melville Diamond Project	22
	Trend Project	23
	Domain Project	24
Item 5	Operating and Financial Review and Prospects	24
	A. Operating Results	25
	B. Liquidity and Capital Resources	26
	C. Research and development, patents and licenses	26
	D. Trend Information	26
Item 6	Directors, Senior Management and Employees	27
	A. Directors and Senior Management	27
	B. Compensation	29
	C. Board Practices	30
	D. Employees	36
	E. Share Ownership	36
Item 7	Major Shareholders and Related Party Transactions	37
	A. Major Shareholders	37
	B. Related Party Transactions	38
	C. Interests of Experts and Counsel	38
Item 8	Financial Information	38
	A. Consolidated Statements and Other Financial Information	38
	B. Significant Changes	39
Item 9	The Offer and Listing	39
	A. Offer and Listing Details	39
	B. Plan of Distribution	41
	C. Markets	41
	D. Selling Shareholders	41
	E. Dilution	41
	F. Expenses of the Issue	41

Item 10	Additional Information	41
	A. Share Capital	41
	B. Memorandum and Articles of Association	41
	C. Material Contracts	45
	D. Exchange Controls	46
	E. Taxation	48
	F. Dividends and Paying Agents	60
	G. Statement by experts	60
	H. Documents on display	60
	I. Subsidiary Information	61
Item 11	Quantitative and Qualitative Disclosures About Market Risk	61
Item 12	Description of Securities Other than Equity Securities	61
Item 13	Defaults, Dividends Arrearages and Delinquencies	61
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15	Controls and Procedures	61
Item 16	[Reserved]	62
Item 17	Financial Statements	62
Item 18	Financial Statements	86
Item 19	Exhibits	86
	Signatures	87
	Certifications	110

(i)

GLOSSARY

In this report, the following terms have the meanings set forth herein:

andesite	A volcanic rock composed essentially of andesine and one or more mafic constituents.
amphibolite	A dark metamorphic silicate rock usually rich in calcium, magnesium and iron.
aplite	A dyke rock consisting essentially of quartz and alkali feldspar with a fine-grained sugary texture.
Archean	The earliest part of Precambrian time.
arsenopyrite	A tin white sulf-arsenide of iron.
banded iron formation	Layered bands of iron rich rocks of sedimentary origin generally composed of magnetite and silica. These rocks can be important hosts to gold deposits.
basalt	A crystalline rock of volcanic origin composed of calcium rich plagioclase feldspar and dark minerals.
bedding conformable	A geologic feature such as a vein, sill or fault that is parallel to the enclosing rock stratification.
biotite-rich	A rock that contains quantities of biotite above what is considered normal.
bismuth	A metallic sulfide of bismuthinite with similar properties to stibnite. Often associated with mineral deposits.
breccia	A rock made up of angular rock fragments formed by grinding or crushing along faults.
bonanza-grade	Gold concentrations high enough to support underground mining.
bulk-minable	Generally refers to open-pit mining methods using large capacity equipment.
calcite vein	A vein composed of the mineral calcite.
calc-silicate	A catchall term for rocks made up of minerals containing calcium and silica as their main components. A common constitute of skarns.
caldera	A circular volcanic depression formed around a volcanic vent due to collapse of the surrounding surface following evacuation of volcanic material from the subsurface.
Carlin style	Gold deposits that are disseminated evenly throughout a favorable sedimentary rock such as a siltstone. Derived from gold deposit types that were first discovered near Carlin, Nevada.
chalcedonic quartz	A cryptocrystalline variety of quartz that is too fine grained to see individual components with a magnifying glass. A low temperature variety of quartz.
chert	A hard, dense, microcrystalline rock composed mostly of quartz. Generally a chemical precipitate in an under water sedimentary environment.

concordant	Said of a contact between an igneous intrusion and the country rock which parallels the foliation or bedding of the latter.
debris flow	Rapid down hill mass movement of coarse clastic bearing mud flows. Can be triggered by volcanic activity.
dextral	Movement to the right.
dike	A linear igneous body of generally steep orientation that has intruded older rocks.
diorite	An igneous rock of crystalline texture composed mostly of plagioclase feldspar and smaller amounts of dark colored minerals.
disseminated	Gold mineralization evenly distributed throughout a rock mass due to the rock's favorable permeability characteristics.
epidote	A pistachio-green calcium aluminum silicate mineral that generally forms above 250 degrees C.
epithermal	Pertaining to mineral deposits formed from warm waters at shallow depths, at temperatures ranging from 50-200 degrees C.
foot-wall	The mass of rock that lies beneath a fault or other geologic feature such as a vein. The rock a miner stands on while working an underground ore body.
felsic	Igneous rock containing light colored minerals usually composed mostly of potassium rich feldspars and quartz.
gabbro	A group of dark-coloured, basic intrusive igneous rocks composed principally of labradorite or bytownite and augite, with or without olivine and orthopyroxene.
garnet - epidote skarn	A skarn composed mostly of the calc-silicate minerals garnet and epidote.
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

hematite

An oxide of iron that can be an oxidation product of sulfide. minerals occurring as an earthy red coating on fractures and rock surfaces. Also can be a chemical precipitate of iron oxide in a sedimentary environment as in a banded iron formation.

hot springs	The location where hot water related to a hydrothermal system comes to the surface.
hydrothermal brecciation	The breaking and movement of wall rocks due to the rapid upwelling of hydrothermal solutions in a high energy environment.
kimberlite	A pipe shaped intrusive with great vertical extent that brings minerals from deep in the earths crust to the surface. Some kimberlites contain diamonds.
K-spar flooding	The emplacement of large amounts of potassium-rich feldspar into the country rock. The K-spar is derived from a proximal igneous source.
lake sediments	Sedimentary rocks formed in shallow lakes that covered the area in the recent past.
lithics	Angular rock fragments generally of volcanic origin.
lineations	A general, non-generic term for any linear structure in rock.
magnetite	An oxide of iron, black in color and magnetic. As used here it is a mineral component of a banded iron formation and is of sedimentary origin.
Mesozoic	A geologic era that existed between 250 million to 500 million years ago.
metamorphism	The mineralogical and structural changes of rock in response to environmental conditions in the earth's crust generally caused by high heat and pressures.
meta-sediments	A sedimentary rock that has undergone metamorphism.
meta-volcanic	A volcanic rock that has undergone metamorphism.
migmatite	A rock composed of igneous or igneous appearing and/or metamorphic materials, which are generally distinguishable megascopically.
Miocene	A geologic epoch of the Tertiary period that existed between approximately 8 million and 25 million years ago.
mylonite

A compact, chertlike rock with a streaky or banded structure produced by the extreme granulation and shearing of rocks that have been pulverized and rolled during overthrusting or intense dynamic metamorphism.

orogenic belt	A linear or arcuate region that has been subjected to folding and other deformation during an orogenic cycle.
orthogneiss	A gneiss derived from an igneous rock.
paragneiss	A characteristic association or occurrence of minerals or mineral assemblages in ore deposits connoting contemporaneous formation.
pediment	A gentle to flat slope formed from a combination of processes which are mainly erosional; the surface is chiefly rock with a covering veneer of alluvium or gravel

pelite	A mudstone.
pegmatite	An exceptionally coarse-grained igneous rock with interlocking crystals usually found as irregular dykes, lenses, or veins, especially at the margins of batholiths.
phenocrysts	Large conspicuous crystals contained in a finer grained matrix.

plagioclase	A type of feldspar rich in calcium or sodium or any combination of the two.
porphyroblastic	Said of a metamorphic texture characterized by large strained metacrysts within a finely recrystallized matrix of neablasts that are free of strain.
porphyrytic	A textural term for those rocks which have larger crystals set in a finer groundmass which may be crystalline, glassy or both.
porphyry dike	A linear igneous body of generally steep orientation consisting of a fine-grained groundmass with large phenocrysts (crystals) of other minerals such as feldspars and quartz.
porphyry style	The concept that mineralization was derived as a primary differentiate of an underlying igneous body.
pyrite	iron disulphide
pyroxenite	A heavy dark colored igneous rock.
quartz feldspar porphyry	An intrusive rock in which large phenocrysts of quartz and feldspar occur in a fine grained groundmass
quartz latite	A finely crystalline rock of volcanic origin containing alkali to sodic feldspars with a component of quartz greater than is normal for a latite.
quartz vein	A seam of quartz (colorless transparent rock composed of SiO2), generally filling an earlier fracture in the surrounding rock.
quartz vein stockwork	A network of small quarts veins diffused in the country rock.
remobilized gold	Geochemical migration of gold where it flows from its original point of deposition to a new location.
replacement	Growth of a new or chemically different mineral in the body of an old mineral.
rhyolite ash flow tuff	A light colored volcanic rock composed largely of potassium rich feldspars and quartz consisting mostly of small rhyolite fragments lain down during a gas-rich lava flow.
rhyolite dome	A highly viscous, silica rich accumulation of rhyolite that was extruded to the surface and formed a dome like shape above its vent area.
schist

A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.

serpentinized	A hydrothermal process by which magnesium-rich silicate minerals are altered.
sheeted veins	A zone of parallel veins that fill fractures created by shearing.
siltstone	A very fine-grained sedimentary rock.
sanidine	A potassium feldspar mineral occurring in clear, glassy crystals generally associated with rhyolite flows.
syngenetic	Pertaining to a mineral deposit formed contemporaneously with the enclosing rock
shear	A deformation resulting from stress that cause contiguous parts of a body to slide relatively to each other in a direction parallel to each other in a direction parallel to their plane of contact.
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

skarnified	Sedimentary rocks that have been converted to skarn.
stibnite	The sulfide of antimony often occurring in association with gold in hydrothermal mineralizing systems.
structural linear	A large fault zone of regional scale that is topographically expressed as depressions or lines of depressions that occur in a straight or slightly curved line .
ultramafic rock	Referring to igneous rocks composed chiefly of mafic minerals. In general, dark colored minerals
vapor phase	The actions of hot water vapors near surface due to heating at depth of circulating water when it contacts hot wall rocks. Usually considered a late component of a hot springs mineral system.
volcaniclastic	A volcanic sediment.
Walker Lane	A large northwest trending system of faults in western Nevada that has localized numerous mineral deposits.
wall rock	The rocks that encloses a vein or other mineral deposit.
welded	The result of hardening a volcanic rock by the actions of heat on the component minerals in the rock.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected financial data

The following table provides selected historical financial data (expressed in Canadian dollars) for NDT Ventures Ltd. (the "Company") for the last five fiscal years ended May 31, 2003, in Canadian dollars, except for per share amounts, presented in accordance with Canadian generally accepted accounting principles ("Cdn GAAP") and United States generally accepted accounting principles ("US GAAP"). See Item 17 for accompanying consolidated financial statements prepared in accordance with Cdn GAAP for further details. Refer to note 11 to the consolidated financial statements included therein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company's financial position and results of operations.

Balance Sheet Data (as at May 31st)	2003 $	2002 $	2001 $	2000 $	1999 $
Total assets (Cdn GAAP)	2,235,906	2,802,224	3,432,618	5,878,152	8,656,236
Total assets (US GAAP)	2,065,753	2,036,474	2,692,839	4,114,203	4,838,134
Share capital (Cdn GAAP)	24,304,435	23,168,412	23,162,412	23,139,471	23,139,471
Share capital (US GAAP)	26,286,310	25,150,287	25,144,287	25,121,346	25,121,346
Deficit (Cdn GAAP)	22,091,212	20,388,963	19,838,181	17,282,150	14,519,997
Deficit (US GAAP)	24,243,240	23,136,588	22,559,835	21,027,974	20,319,974
Net assets (Cdn GAAP)	2,213,223	2,779,449	3,324,231	5,857,321	8,619,474
Net assets (US GAAP)	2,043,070	2,013,699	2,584,452	4,093,372	4,801,372

Statement of Operations Data (year ended)	2003	2002	2001	2000	1999
Revenues	Nil	Nil	Nil	Nil	Nil
Loss for the year (1) (Cdn GAAP)	(1,702,249)	(550,782)	(2,556,031)	(2,762,153)	(5,139,281)
Loss for the year (1) (US GAAP)	(1,106,652)	(576,753)	(1,531,861)	(708,000)	(823,055)
Loss per Share (Cdn GAAP)	(0.06)	(0.02)	(0.10)	(0.11)	(0.20)
Loss per Share (US GAAP)	(0.04)	(0.02)	(0.06)	(0.03)	(0.03)

Notes:

(1)

Loss from continuing operations and loss for the year is the same for all periods presented.

To date, no cash or other dividends have been declared by the Company.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company's functional and reporting currency. The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods).

			Year Ended May 31

	2003	2002	2001	2000	1999
Average for Period	0.6576	0.6375	0.6593	0.6791	0.6609

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

	U.S. Dollars Per Canadian Dollar

	Sept. 2003	Aug. 2003	Jul. 2003	Jun. 2003	May 2003	Apr. 2003
High for the Month	0.7403	0.7227	0.7480	0.7491	0.7437	0.6975
Low for the Month	0.7206	0.7192	0.7085	0.7263	0.7031	0.6737

As of September 30, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7403 (US$1.00 = CDN$1.3507).

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

An investment in the Common Shares of the Company must be considered highly speculative due to the nature of the Company's business and the current stage of exploration of its mineral resource properties. The following risk factors apply to the Company and its business. The order in which the risk factors are set out does not denote an order of priority.

Exploration and Development Risks

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding deposits that are insufficient in quality and quantity to be placed into production.

The Company's properties are in the exploration stage and are without a known body of commercial ore. There is no assurance that the Company will discover a body of commercial ore on any of its properties.

Development of a mineral property would follow only if favourable exploration results are obtained. Several years may pass between the discovery of a deposit and its exploitation. Few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration activities, which may be affected by a number of factors.

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

The quality of economic commodities will also vary depending on metal prices, which historically have been cyclical and dependent on many factors beyond the Company's control, including changes in investment trends and international monetary systems, political events and changes in supply and demand for mineral product on public and private markets. Any changes in mineralization estimates, ore grades or stripping ratios will affect the economic viability of a mineral property. Further, short term operating factors relating to ore deposits, including a need for orderly development of the ore body and the processing of new or difficult ore grades may affect the profitability of a mining operation in any particular accounting period.

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

The Company has no history of earnings from its mineral exploration activities and no source of operating cash flow.

The Company has accumulated net losses of approximately $22 million under Canadian GAAP to May 31, 2003. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company anticipates that its operating expenses and capital expenditures will increase in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration and development of its properties. The amounts and timing of expenditures will depend on the progress and success of ongoing exploration, subsequent development, the results of consultant analysis and their recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are beyond the Company's control.

There is no assurance that the Company's exploration activities will result in any discovery of commercial bodies of ore. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as one or more properties are placed into commercial production thereby generating sufficient revenue to fund the Company's continued operations.

The Company anticipates that it has sufficient financial resources to undertake all of its currently planned exploration programs through May 31, 2004. Beyond that, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; debt, public and private financing, all of which may or may not be achievable. There is no assurance that additional funding when required will be available on acceptable terms and conditions or at all. Failure to obtain additional funding could result in the delay or indefinite postponement of further exploration and the partial or total loss of the Company's interest in its properties.

Dependence on Management and Conflicts of Interest

The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on the discretion and judgment of the Company's management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

The loss of services of any of its management could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and does not expect to do so in the foreseeable future. The Company does not maintain key employee insurance on any of its officers or directors. To date, the Company has not engaged in succession planning.

All directors and a majority of its officers are directors and/or officers of other mineral resource companies. While the Company believes that its officers devote adequate time to effectively manage the Company there can be no assurance that such other positions will not negatively impact an officer's duties for the Company. The directors and officers of the Company may also have significant shareholdings in other resource companies. From time to time, such associations could give rise to conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The directors of the Company are required by the Company Act (British Columbia) and by common law to act honestly and in good faith with respect to the Company's affairs and to disclose the nature and extent of any conflict. In determining whether or not the Company will participate in a particular transaction the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Competition

The Company's business is intensely competitive, and the Company competes with other exploration and mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to complete with other exploration and mining companies for these resources will have a material adverse effect on the Company's results of operations and business.

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

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by produces, central banks and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold effects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue exploration activities.

Price of Diamonds

The mining industry, in general, is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of diamonds produced. Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered. While diamond prices have historically been stable, recently a greater number of sources of diamonds are emerging and there is no assurance prices will remain stable. Pricing is affected by numerous factors beyond the Company's control such as international economic and political trends, global or regional consumption and demand patterns, speculative activities and increased production. The supply of and demand for diamonds is affected by various factors such as political events, economic conditions and production costs in major producing regions including Africa and the Commonwealth of Independent States. There is no assurance that the price of any diamond deposit will be such that it can be mined at a profit.

Environmental Regulation

The Company is subject to extensive and changing environmental regulation in connection with its operations and properties. There is a trend toward more stringent assessments of proposed projects, stricter standards and enforcement, including increased fines and penalties for non-compliance and a heightened degree of responsibility for companies and their directors, officers and employees. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Environmental regulations require the acquisition of permits and other authorizations for certain activities. There can be no assurance that such approvals can be obtained or will be obtained on a timely basis. Failure to obtain or a delay in obtaining such approvals will have a material adverse effect on the Company's results of operations. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially effect the Company's results of operations and its business, or may cause material changes or delays in the Company's intended activities.

Currency Fluctuation

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not currently engage in currency hedging activities other than maintaining some funds in U.S. dollar investments until such time as funds are required.

Foreign Incorporation and Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada. All of the Company's directors and a majority of its officers are residents of Canada. It may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in that matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Classification as a Penny Stock and Decreased Liquidity

The Company's Common Shares currently have a market price of less than $5.00 (US) and pursuant to the Penny Stock Reform Act of 1990, its equity securities may be classified as "penny stock". If the Common Shares are classified as "penny stock" the Common Shares would be subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers to make a special suitability determination for each purchaser and obtain the purchaser's written consent to the purchase or sale of the Common Shares.

During the period January 7, 2003 through to June 9, 2003, the Company was not quoted on the OTC Bulletin Board ("OTCBB") because, having not filed the 2002 Annual Report within the prescribed time, it was not current in its reporting obligations under the Securities Exchange Act of 1934. The Company filed the 2002 Annual Return and its market maker submitted the required documentation on the Company's behalf to the OTCBB Compliance Unit to bring the Company back onto the OTCBB.

The Nasdaq Stock Market has proposed establishing a new marketplace, the Bulletin Board Exchange (the "BBX"), that will replace the OTC Bulletin Board (the
"OTCBB"). The BBX is expected to have qualitative listing standards, but not minimum share price, market capitalization, or shareholder equity requirements. There can be no guarantee that the Company will meet the BBX listing standards or that it will seek to apply for a listing.

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

Foreign Countries and Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permitting for the commencement of mining operations on any of the properties in which the Company has an interest or the right to acquire an interest will require further processing by government agencies, however, the Company does not anticipate being in a position to apply for any of the required permits to commence operations on its properties in the near future. None of the Company's properties have progressed to completion of a feasibility study and the Company would not commence operations on any property until a positive feasibility study has been prepared on that property.

Political and Economic Uncertainties of Operations in Foreign Countries

Some of the Company's assets are located outside of Canada. Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

See Item 4. B. Business Overview for a more detailed discussion of material United States laws and regulations relating to mineral exploration and development.

Uncertainties Associated with the Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity and quality of reserves and mineralization may vary depending on metal prices. Any material change in quantity and/or quality of reserves, mineralization, grade or stripping ration may affect the economic viability of the Company's properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions during production.

Item 4. Information on the Company

A.

History and development of the Company

The legal and commercial name of the Company is NDT Ventures Ltd.

The Company was incorporated under the laws of British Columbia on September 11, 1986 under the name New Dimensions Technologies Limited. Effective February 20, 1995, the Company changed its name to NDT Ventures Ltd.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the British Columbia Company Act. The Company's executive, registered and records office is located at 860-625 Howe Street, Vancouver, British Columbia V6C 2T6. The Company's website is http://www.northair.com/ndt/; telephone (604) 687-7545; facsimile (604) 689-5041; E-mail address: info@northair.com. Information contained on the Company's website is not part of this Annual Report.

The Company is registered under Part XXI of the Business Corporations Act of Nunavut as an extra-territorial corporation under number ET7434 and has a registered office at P.O. Box 1779, Building 1052, Iqaluit, Nunavut X0A 0H0.

The Company is extra-provincially registered in Newfoundland and Labrador under number 4313-F with a registered office at Cabot Place, Suite 1100, 100 New Grover Street, St. John's, Newfoundland, A1C 6K3.

The Company is extra-provincially registered in Manitoba under corporation number 4807929 with a registered office at 900 – 400 St. Mary Avenue, Winnipeg, Manitoba, R3C 4K5.

Since the commencement of the Company's last full financial year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business. Since June 1, 2002, the Company has not made any acquisitions or dispositions of material assets other than in the normal course of business.

The Company's principal capital expenditures and divestitures during the last three financial years are as follows:

	2001	2002	2003
Additions to Mineral Property Costs	$1,264,273	$369,351	$683,886
Mineral Property Costs Written Off	$2,288,443	$238,574	$1,279,483

The principal capital expenditures currently in progress or anticipated and allocated geographically are as follows:

	Cdn $	US $
Canada	$420,000
United States		$80,000
Argentina		$10,000

These expenditures are being financed from the Company's working capital.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of the Company's Common Shares or by the Company in respect of other companies' shares during the last or in the current financial year.

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

Currently, the Company's exploration activities are focused on mineral properties situated in Nunavut and Manitoba in Canada and in the state of Nevada, U.S.A. In Labrador, the Company holds a minor property interest in South Voisey Bay through its investment in SVB Nickel Company Ltd., and has a number of mineral claims situated in Voisey's Bay that are in good standing. The Company maintains two concessions situated in Chubut Province, Argentina in good standing.

In certain circumstances the Company must obtain the prior consent of the TSX Venture Exchange (the "Exchange") with respect to non-cash asset transactions.  The application process involves the Company issuing a news release, filing the applicable Exchange form, either an expedited acquisition form or a reviewable transaction summary form, together with the applicable fee. Upon receipt of the Exchange's final acceptance letter, the Company can proceed to complete the transaction. Any securities issued by the Company from its treasury are subject to a four-month hold period imposed by the Exchange.

The Securities Acts of British Columbia and Alberta provide exemptions from their respective prospectus requirements for securities issued by the Company as consideration for the acquisition of mineral properties or an interest in them. The Company is required to file exempt trade reports with the securities commissions together with the applicable fees. The Company may also be required to file material change report with respect to a transaction. If the Company is not a "qualifying issuer" as defined by Multilateral Instrument 45-102 Resale of Securities adopted by the Canadian Securities Administrators, any securities issued from treasury are subject to a twelve-month hold period. If the Company is a qualifying issuer then the securities are subject to a four-month hold.

Any securities issued by the Company from its treasury to US residents bear a legend that restricts the manner in which the US resident can offer, sell or otherwise transfer the securities (the "US legend").

The Company registered as an extra-territorial company under Part XXI of the Business Corporation Act of Nunavut on December 20, 2001 and is current with its annual returns filed with the Nunavut Legal Registries.

There are essentially three levels of land ownership within Nunavut, as defined by Article 19 of the 1993 Nunavut Land Claims Agreement (NLCA, 1993):

1.

Inuit Owned Lands Surface and Subsurface Rights (mineral rights included – referred to as 'Subsurface IOL' herein);

2.

Inuit Owned Lands Surface Rights Only (mineral rights administered by Federal Government through DIAND – referred to as 'Surface IOL' herein); and

3.

Crown (Public) Lands (mineral rights administered by Federal Government - DIAND).

Companies interested in acquiring mineral rights on Subsurface IOL negotiate for those rights directly with Nunavut Tunngavik Incorporated (NTI) a 'parent company' into whose care the Inuit mineral rights have been vested.  These lands are best described as privately owned.  The Federal Government, through DIAND, administers the mineral rights on Surface IOL ground, but access to the surface (for example to place claim posts) must be granted by the appropriate Regional Inuit Association ("RIA").  The RIA also grants rights of surface access in respect of Subsurface IOL parcels.  If this access has not been granted in advance of staking, the claims will be refused.

Interests in Crown Lands may be obtained in two ways, by staking a claim and filing an application for a mineral claim or, in certain areas as an incentive to attract exploration, by application for a permit.  Granting and monitoring of mineral claims and permits on Crown (Public) Lands in Nunavut are governed by the Canada Mining Regulations and administered from Iqaluit by the Mining Recorder's Office of Indian and Northern Affairs Canada.

Nunavut Mineral Claims

According to the Canada Mining Regulations, mineral claims staked on Crown and Surface IOL lands in Nunavut are good for a two-year period from the date of recording.  Within the first two-year period from the recording date, expenditures of $2 per acre per year are required to hold the claims for the next one-year period.  A further $2 per acre is required to be spent to retain the mineral claim in each succeeding year.  With sufficient exploration expenditures, claims can be maintained for a ten-year period and, following a legal survey, they can be converted to mining leases.  Claims can also be dropped or allowed to lapse at any point in the process without incurring further expenditures.  For more details the reader is referred to the Canada Mining Regulations and related amendments.

Nunavut Permits

Prospecting permits are good for 5 years above latitude 68 degrees north and are good for three years below latitude 68 degrees north, assuming all work commitments are met.  Three year prospecting permits require work commitments of $0.10, $0.20, and $0.40 per acre for years 1, 2 and 3, respectively.  Five year prospecting permits require work commitments of $0.10 per acre over the first two years, $0.20 per acre over the subsequent two years and $0.40 per acre in the fifth year.  Prior to the end of the last year all of the property under a prospecting permit must be converted to mineral claims status by staking or dropped.  After a permit has expired, the original permit owner cannot stake claims within the original permit area for at least one year from the expiry date.  Work required to be performed must be filed with the Mining Recorder within 30 days of the anniversary date of the claim or within 60 days of the date of the lapsing notice.  At the end of the tenth year the claim holder can apply for lease status, at which time a yearly payment must be made with no further work commitments or expenditures.

Prospecting permits were issued on February 3, 2003 for the area comprised in the Company's Melville Project properties.  The 68th parallel bisects the Melville Project properties such that certain permits are three-year permits and certain others are five-year permits.

Nunavut Regulatory Approvals

Physical work on mineral claims or permits, other than remote sensing (e.g. airborne surveys), requires notification of the nearest RIA and a number of permits and approvals.  Local Inuit communities also have to be notified.  Any water use activities (such as a camp or drilling) anywhere within Nunavut require a Water Licence to be granted by the Nunavut Water Board (Article 12 of NLCA).  Establishing an exploration camp on Crown Lands in Nunavut would require a land use permit issued by Indian and Northern Affairs Canada (DIAND).  Access to Inuit Owned Lands (both surface and subsurface) requires an access permit from the appropriate Regional Inuit Association.  Tenure to Inuit owned subsurface rights also requires a concession from NTI.  All water licences, DIAND land use applications and access permits are automatically screened by the Nunavut Impact Review Board (NIRB – Article 13 of NLCA).  NIRB can elect to send any submission to a full panel review process – this is usually not required for exploration camps or early stage drilling.  Standard approvals by the Workman's Compensation Board are also required.  At the present time the Company has the requisite permits and approvals for its exploration programs.

More advanced exploration or development projects may also be subject to input from the Nunavut Planning Commission, Nunavut Surface Rights Tribunal and Nunavut Wildlife Management Board.

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

In Nevada, the Company's projects are on unpatented lode claims located on U.S. federal public lands. The right to use such claims is granted through the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk that other real property interests because the validity of unpatented claims is often uncertain. This uncertainty rises, in part out of the complex federal and state laws ad regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state laws and regulations. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things impose a royalty on production from unpatented mining claims, reduce or prohibit the ability of a company to expand its operations and require a material change in the method of exploiting reserves located on mining claims. All of the foregoing could adversely affect the economic and financial viability of the Company's projects in Nevada.

Prior to conducting exploration work on federal ground, the Company is required to file an Annual Notice or Plan of Operations with the Bureau of Land Management. Other legislation and regulations that may affect the Company's activities in Nevada are administered through the Fish and Wildlife Service, the Forest Service and the Department of Labor, Mine Safety and Health Administration.

The Company registered as an extra-provincial company under the Corporations Act of Manitoba on October 21, 2003 and is current with its annual return filed with the Manitoba Corporations Branch.

There are essentially three levels of land ownership in Manitoba:

1)

Private Land that may or may not include subsurface mineral rights.

2)

Native Owned Land as established under the Manitoba Natural Resources Transfer Agreement of 1930 and the Treaty Land Entitlement negotiations presently being undertaken.

3)

Crown Land administered by the Province under The Crowns Land Act.

Companies interested in acquiring the sub-surface rights on privately held land where the owner has retained the subsurface rights, must deal with the owner.  Where an interested party has acquired the subsurface, but not the surface, rights, the party must enter into an agreement with the owner of the surface rights in order for work to proceed.

Companies wishing to acquire the mineral rights on native held ground must enter into an agreement with the respective band council.  Existing mining and mineral claims and exploration licence are classified as Third Party Interests and cannot be expropriated or have access denied through the settling of Treaty Land Entitlements.

Interests in Crown lands may be obtained in two ways:

1)

Through the staking of a mineral claim and the filing of the relevant forms.

2)

Through the application and granting of mineral exploration licences.

Granting and monitoring of mineral claims and mineral exploration licences are governed by The Mines and Minerals Act and administered by the Mining Recorder's Office of the Government of Manitoba in Winnipeg.

In order to stake a claim or acquire a mineral exploration licence the person or company must have a valid Prospecting Licence.  An individual licence has a one-time cost of $10 whereas that for a company it is $200.

Mineral Claims

According to the Manitoba Mines and Minerals Act, mineral claims are good for a two-year period from the initial date of recording.  Individual claims range from 16 to 256 hectares in size.  They must be rectangular shaped with the length not exceeding the width by a factor of four with no side being shorter than 400 metres.  Minimum expenditures are $12.50 per hectare or part thereof for each of the second to tenth years.  A filing fee $10.00 per year is applicable on each claim. A claim that is in excess of 16 hectares can be reduced through restaking.  Claims can be dropped or allowed to lapse at any point in the process without incurring further expenditures.  For more details the reader is referred to The Mines and Minerals Act.

Mineral Exploration Licences

Applications for a mineral exploration licences may be made at any time of the year.  For the purposes of application portions of the province has been divided into Zones A and B.  In Zone A, Mineral Exploration Licences can range from 5,000 to 50,000 hectares in size excluding any prior lease or mineral disposition while in Zone B it can range from 50,000 to 100,000 hectares in size.  The licence is applied for by submitting an Application for a Mineral Exploration that outlines the project on a claim or topographic map, the proposed exploration program and a listing of the cardinal points comprising the licence.  The licence, unless approved by the Director as described by The Mines and Minerals Act, shall be rectangular shaped with the length not to exceed its width by a factor of 6.  At the time of application a cash deposit of $0.50 per hectare and a $300 processing fee is required.

In Zone A, a licence is good for three years with an option to renew it for an additional three year term as long as the annual work requirements for each year is achieved and a statement of expenditures and a work report is submitted annually.  In Zone B, a licence is good for five years with the ability to renew the licence to for another five years providing the annual work requirements for each year are completed and a statement of expenditures and work report submitted annually.  A licence can be surrendered at any time provided the work commitment for

the year in which the surrender is made has been met.   If the work is not completed then the cash deposit will be forfeited.  If the work is completed as to the requirements the cash deposit will be returned at the end of the program.  The work requirements are as follows:

a)

the area designated as Zone A:

$1.25 per hectare in the first year of the licence;

$5.00 per hectare in the second year of the licence;

$7.50 per hectare in the third year of the licence;

$10.00 per hectare in the fourth year of the licence if it is renewed;

$12.50 per hectare in the fifth year of the licence if it is renewed and

 $15.00 per hectare in the sixth year of the licence if the licence is renewed.

b)

the area designated as Zone B:

$0.50 per hectare in the first year of the licence;

$1.00 per hectare in the second year of the licence;

$1.50 per hectare in the third year of the licence;

$3.00 per hectare in the fourth year of the licence

$4.00 per hectare in the fifth year of the licence

$4.00 per hectare in each of the sixth and seventh years of the licence if the licence is renewed;

$5.00 per hectare in each of the eight and ninth years of the licence if the licence is renewed and

$6.00 per hectare in the tenth year of the licence if the licence is renewed.

The size of the Mineral Exploration Licence may be reduced at any time.  The deposit will be returned if all the require work and reporting requirements have been made.  If the application to reduce the area is made after the anniversary date, the original required work costs will continue for the next year.

If the exploration rights are to be held within a mineral exploration licence beyond its termination the ground must be staked.

Regulatory Approvals

Prior to any exploration being completed on a property an application for a Work Permit must be obtained from the local conservation office.  The application will detail the planned work and the proposed start-up and completion dates.  There are no fees associated with the application. Upon acceptance, the conservation office will issue a permit that is good for one year.  The permit allows the company to conduct exploration on the licence or claim.  It will outline the guidelines with regards to the environmental standards that are to be followed for the program as outlined in government regulations.  The conservation office must be notified if there are any changes to the plan.  No bonding is required, however the Company is responsible for following the guidelines as issued by the conservation office.  If they are not carried out to the satisfaction of the conservation office the government may impose fines.

All work is governed by Workplace Safety and Health Act, the Forest Act, the Crown Lands Act and the Mines and Minerals Act.

Burning permits are required for the period April 1st -November 15th.

A Timber Permit may be required if there is merchantable timber that is going to be affected by the work program.

The Company will be applying for a Work Permit in early 2004.

Cold and snow are the norms in Manitoba during winter while the summers tend to be hot.  Exploration with the exception of freeze up in the fall and break-up in the spring can be completed year-round.

The Company has obtained all necessary permits for exploration work performed to date and to the best of its knowledge, it is in compliance with all material laws and regulations that currently apply to its activities in Nunavut, Manitoba and Nevada. There can be no assurance however that all permits the Company will require for its future operations will be obtainable on reasonable terms or that changes to existing laws or stricter interpretations of such rules and regulations would not have an adverse effect on an exploration project.

A.

Organizational Structure

The Company has two wholly owned subsidiaries.

Altiplano (Barbados) Ltd. was incorporated under the Companies Act of Barbados on April 10, 2000. In December 2002, the Company decided not to renew this subsidiary's licence as an International Business Company under the International Business Companies Act (Barbados) with the Ministry of Economic Development.

NDT Ventures (USA) Inc. was incorporated under the laws of the State of Nevada, USA on September 10, 2002 and its registered agent is Thomas P. Erwin whose address is 1 East Liberty Street, Suite 424, Reno, Washoe County, Nevada.

Effective November 7, 2002, the State of California issued a Certificate of Qualification to NDT Ventures (USA) Inc. which entitles it to transact interstate business in California subject to any licensing requirements otherwise imposed by the State of California. Thomas Burkhart is the designated agent for service at 3400 Rio Vista Way, Camino, CA 95709.

B.

Property, Plants and Equipment

The Company is engaged in the search for mineral deposits which are not in the production stage. As an exploration stage issuer it has no plants or equipment on its properties.

Pasco Canyon, Nevada, United States

Pursuant to an option agreement dated for reference June 10, 2003 and effective June 20, 2003, the Company has the right to acquire up to a 70% interest in the Pasco Canyon mineral claims ("Pasco Canyon Project") from AuEx, L.L.C. ("AuEx"). The Company can earn an initial 51% interest in the property, over a five year period, by making cash payments totaling $500,000, issuing 750,000 Common Shares to AuEx and completing $500,000 in exploration costs.  The Company can increase its interest to 70% by taking the project to feasibility.

The Exchange approved this transaction on June 20, 2003 and accordingly the Company has issued the initial 75,000 Common Shares to AuEx and paid it $5,000.

The Pasco Canyon Project is the subject matter of a Technical Report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators, prepared by Thomas H. Burkhart (the "Report") dated September 15, 2003. The Technical Report is available for review in the Company's public documents on the SEDAR website (www.sedar.com). Mr. Burkhart is a Professional Geologist and a "Qualified Person" as defined in National Instrument 43-101.

The following discussion on the Pasco Canyon Project is extracted from the Report.

The Pasco Canyon gold project consists of 24 unpatented mining claims situated on the northeast edge of the Toquima Mountain range in northern Nye County, Nevada.  The property is well located relative to important gold occurrences.  The Round Mountain gold mine lies 20 kilometers to the southeast and the former producing Northumberland gold property is situated nine kilometers to the northwest.   The claims cover the lower flanks of the mountain range-front and extend outward into the nearly flat pediment. The climate is desert but in the winter can receive up to one metre of snow in the higher elevations.  The property itself lies between 2250 and 2380 meters in elevation and generally receives less than 10 cm of snow.  Field activities can be conducted year round.

Access to the property is by 70 km of good all weather gravel roads from paved highway 50 that connects the towns of Austin and Eureka.  From this main access route the property can be reached by approximately 5 km of two track dirt roads.  Heavy equipment can be obtained from Tonopah, situated 100 km to the south on good roads.

Although the property has good access it is fairly remote and future operations would have to develop new sources of water and power.  There is ample room in the valley east of the prospect for any future processing facilities such as leach pads.

There are at least two small prospect pits on the property that likely date back to the early 1900's.  There has been no modern exploration for gold in the project area and there are no adjacent prospects of note.

Pasco Canyon is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration.  On the property, silicified, veined and brecciated volcanics outcrop on the edge of a range front scarp over an area measuring approximately 400 by 600 meters.  Mineral textures, exposed in outcrop, include bladed calcite replaced by silica, strong hydrothermal brecciation and vein stockworks of chalcedonic quartz.  Gold values up to 200 ppb have been obtained in outcrop in association with anomalous arsenic and mercury.  These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system.

Regional magnetic data over the area indicates that a large magnetic low exists in the covered pediment east of and adjacent to mineralized outcrops.  This target zone appears to be localized where a regionally extensive east-west structural linear intersects a northerly trending range front fault system that bounds the mountain range on its east side.  This magnetic low could be related to magnetite destruction due to the actions of a hydrothermal system and lends support to the economic potential of the project.

The perceived exploration potential at Pasco Canyon is based on a geologic model that predicts that epithermal gold systems are vertically zoned and that within the vertical range of such systems, significant zones of gold mineralization can be discovered.

The target concept holds that the main potential of the property lies at depth and there are no expectations of ore grade gold at surface.  For this reason additional surface sampling is a low priority.

To better prioritize the main pediment hosted target area on the property, it is recommended that a detailed ground magnetic survey be completed over the known magnetic low.  As a follow-up to this a preliminary program of RVC drilling is recommended. A program of detailed surface mapping should also be completed to better define areas of surface veining and locations of potentially important structures.

Black Hills Property, Mineral County, Nevada

Pursuant to a letter agreement dated August 6, 2002 between the Company and Larry McIntosh and Susan McIntosh, as amended July 30, 2003, the Company has the option to acquire a 100% interest in the Black Hills Property for consideration to be paid by the Company over a four-year period commencing September 5, 2002 of US$125,500 and 305,000 Common Shares. The Company will also be required to maintain the mineral claims in good standing during the term of the option. The vendors retain a 2% Net Smelter Return Royalty which the Company may reduce to 1% for US$1,000,000. Pursuant to an agreement dated July 25, 2002 between the Company and Henry H. Tonking ("Tonking"), a geologic consultant, the Company agreed to pay Tonking a fee of US$2,500, 25,000 Common Shares and 5% of field expenditures up to a maximum of US$250,000 payable quarterly to Tonking for his efforts in assisting the Company to acquire this property.

The Exchange approved these transactions on September 5, 2002. To date, the Company has issued 55,000 Common Shares to Larry and Susan McIntosh and 25,000 Common Shares to Tonking with a US legend.

The Black Hills Project is located in western Nevada in the NE corner of Mineral County and is accessible by road from Hawthorn, NV (1 hour drive).  The Black Hills Project consists of 36 unpatented lode claims.  Each claim measures 1500 by 600 feet.  The claim block is oriented in a NE direction and measures 9600 by 3000 feet.

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

High-grade quartz veins were explored on the property in the late 1800's and early 1900's.  This is evidenced by numerous small shafts and adits.  There was no noteworthy production. In the early 1980's, claim holders conducted some trenching and digging to further expose the same vein systems that were worked in the past.  These more recent efforts yielded no recorded production.  In 1999, Comaplex held the ground and obtained 200 rock chip samples, 300 soil samples and completed a ground magnetometer survey. Their work identified gold values over a fairly large area in rock samples and soils.  Approximately 45 of their rock chip samples exceeded 1-g/t gold.   Their work confirmed mineralization in the known quartz veins and identified additional potential along the western range-front of the Black Hills.  Here, gold and copper is hosted in skarnified siltstones developed adjacent to intermediate intrusives.  Comaplex dropped the property without completing additional work.

The Company's priority target on the Black Hills project is an area of skarn mineralization developed on the eastern flanks of the Black Hills. Mr. Burkhart visited the area in July of 2003 and further prioritized the main skarn target area. This work included detailed surface investigations and sampling.  It was concluded that mineralization is developed in calc-silicate skarn that is formed on the contact of a granodiorite intrusive. The area of exposed mineralization occurs within an area measuring approximately 50 by 100 meters. This zone of potential is open in all directions, particularly to the east where mineralization extends beneath pediment cover.  Gold and copper mineralization here is associated with quartz vein stockworks and sulfide replacement of calc-silicate/garnet/epidote skarn. Mineralization is generally exposed only in small prospects and as float. Gold values up to 5 g/t and copper values as high as 6% have been obtained.  Sampling by Mr. Burkhart confirms these values.

The Company intends to conduct an IP geophysical survey over the skarn target with the objective of locating sulfide mineralization that could host significant metal values.  The IP survey is planned for late 2003 with possible follow-up drilling contingent on results.

Melville Diamond Project, Nunavut, Canada

Effective December 31, 2002, the Company and Navigator Exploration Corp. ("Navigator") entered into an agreement with the Aviat Joint Venture (the "Aviat JV"), comprised of Stornoway Diamond Corporation (formerly Northern Empire Minerals Ltd.) and its subsidiary Stornoway Ventures Ltd., and Hunter Exploration Group, to explore for diamond bearing kimberlites on approximately one million acres of land in 25 prospecting permits that are divided into three blocks on the Melville Peninsula and southern Baffin Island. These three blocks, known as the Fury, Sarcpa, and Gem properties, comprise the Melville Diamond Project. The Company and Navigator agreed to fund all the permit acquisition costs incurred by the Aviat JV on these three properties.

The Company and Navigator may earn a 60% collective interest in the Fury, Sarcpa and Gem properties from the Aviat JV by funding all permit acquisition costs (completed), issuing 100,000 shares and 100,000 warrants of each company to Hunter Exploration Group ("Hunter") (issued) and incurring $1,000,000 in exploration expenditures on the properties.  The Company and Navigator have been appointed joint operators for this project.

Upon the Company and Navigator exercising their option, the parties will form a joint venture.  After formation of a joint venture and until such time that the joint venture spends an additional $9,000,000 in exploration expenditures, Hunter will be carried for all exploration expenditures on the properties.  Thereafter, all parties will be required to contribute their proportionate share or be subject to dilution.

The properties are subject to a 2% NSR and a 2% GORR held by Hunter, and Navigator and NDT hold a right to purchase 50% of the royalties (i.e. to acquire a 1% NSR or a 1% GORR) for $3,000,000 each.

The most northerly property, the Fury, is located on the southern coast of Baffin Island and on islands to the south, directly across the narrow Fury Strait from the Melville

Peninsula. This block of permits covers ground on Baffin Island between a large land position held by De Beers Canada Exploration Inc. and the Aviat North property to the SW. Its closest boundary is just 50 kilometres to the northeast of the AV-1 outcrop discovered in February 2003 by the Aviat JV. The AV-1 discovery is a kimberlite outcrop measuring 40 m by 8 m that returned a total of 228 diamonds from a 186-kg surface sample.

The second permit block, known as the Sarcpa, lies about 70 kilometres to the south of AV-1 situated in the central portion of Melville Peninsula.  LandSat imagery and geophysics suggest the presence of an east-west trending crustal scale break, which could have important significance to kimberlite emplacement.

The third permit block, known as the Gem, is about 40 kilometres farther to the south of the Sarcpa permits. The Gem was acquired on the basis of reporting by the Geological Survey of Canada which has identified a series of at least six showings of serpentinized ultramafic rock' situated within Archean granite. The true nature of these bodies is not known at this time; however, given that the AV-1 kimberlite outcrops at surface they represent excellent exploration targets.

During the 2003 field season, a first phase exploration program has been completed on the Melville Project. Since late July, a total of 245 till and stream sediment samples have been collected from the three properties.  The majority of the samples are being proceessed for extraction of potential kimberlite indicator minerals. Results will be used to make a preliminary evaluation of the potential for diamondiferous kimberlites on the properties.

Also during the 2003 field season, an airborne geophysical survey was flown over the properties and in excess of 14,700 line kilometers of high resolution aeromagnetic data were collected from seven areas of interest.  Although final data has not yet been received, preliminary data indicates the presence of numerous anomalies of exploration interest. Ground checking of one prominent linear target resulted in the discovery of a large sulphide bearing iron formation. Samples of this material have been submitted for assay.

Six small (100 to 400m diameter) occurrences of serpentinized ultramafic rock mapped by the Geological Survey of Canada in 1976/77, were investigated and were determined by the field geologists to represent pyroxenite or amphibolite. Samples have been collected for laboratory analysis.

Plans for further exploration of the Melville Project will be developed once all results of the 2003 program have been received, compiled and interpreted.

Trend Project

Pursuant to a claim assignment agreement dated for reference July 7, 2003, the Company, subject to regulatory approval, will acquire a block of mineral claims in north central Nevada from Trend Resources LLC ("Trend") in consideration of the payment of

US $5,000 (paid) and the issuance of 25,000 Common Shares. In addition, the Company has agreed to pay Trend 5% of the Company's actual field expenditures, up to a maximum of US $250,000, on the property. Trend retains a 1% NSR, half of which can be purchased by the Company for US $3 million.

Pursuant to a finder's fee agreement dated July 30, 2003 with Kip Tonking, the Company will, subject to regulatory approval, be required to pay a finder's fee of US $2,500, 25,000 Common Shares and an amount equal to 5% of field expenditures up to a maximum of US$200,000, payable quarterly.

Domain Project, Manitoba

The Company has acquired by application, a mineral exploration licence, covering 14,350 hectares in northern Manitoba, Canada. The licence, known as the Domain Project, covers multiple occurrences of banded iron formation. The project was acquired based on the Company's research into exploration work in the area. The Company intends to conduct geophysical surveys over portions of the project to better prioritize target areas drilling.

Item 5.

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Company's consolidated audited financial statements for the years ended May 31, 2003, 2002 and 2001, respectively and the related notes thereto. The Company's financial statements have been prepared in accordance with Cdn GAAP. Reference should be made to Note 11 to the financial statements for a discussion of the material differences from the amounts presented in Cdn GAAP to US GAAP.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company's accounting policy is to capitalize all costs relating to the acquisition and exploration and development on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. As at May 31, 2003, the Company has capitalized cumulatively $170,153 on the acquisition and exploration of its mineral property interests.

Pursuant to a Management Services Agreement with International Northair Mines Ltd. ("Northair"), a public company with certain directors and officers in common, Northair provides the Company with furnished office space in Vancouver, British Columbia, fully staffed and supplied, in consideration of a fee, fixed annually and paid monthly. Certain services, such as mineral exploration and public relations provided by Northair's personnel are charged to the Company at specified charge out rates. Other costs, such as postage and photocopying, are charged to the Company on the basis of actual usage. Administration service fees of $180,000 (2002 - $180,000; 2001 - $189,000) were paid to Northair, during the fiscal year ended May 31, 2003.

A.

Operating Results

Fiscal Year Ended May 31, 2003 compared to Fiscal Years Ended May 31, 2002 and May 31, 2001

For the year ended May 31, 2003, the Company incurred a loss of $1,702,249 or $0.06 loss per share, compared to a loss of $550,782 ($0.02 per share) in 2002 and $2,556,031 ($0.10 per share)) in 2001. This increase in loss is the result of there being more resource costs written off ($1,279,483 – 2003; $238,574 – 2002; $2,288,443 – 2001), higher write down of investments ($24,637 – 2003; $15,564 – 2002; $48,752 – 2001) and higher general and administrative expenses ($386,854 – 2003; $369,395 – 2002; $386,558 – 2001) and lower interest income ($25,721 – 2003; $68,848 – 2002; $167,722 – 2001).

There were no expensed exploration and mineral property costs for 2003, 2002 and 2001 except for the resource costs written off as discussed below. Property examination and exploration expenditures were $683,886 during 2003, up from $369,351 during 2002, but down from $1,264,273 in 2001. In 2003, the Company divided its exploration and development efforts between Canada and the United States, with $357,878 spent in Canada and $315,411 in the US. In 2002, the Company focused its resource cost expenditures on Canada, costing the Company $225,287 as compared to $1,799 in 2001 (the 2001 spending in Canada was net of certain cost recoveries of $128,053); however, it continued to reduce its exploration activities in South America, costing $3,725 in 2003 and $144,064 in 2002 while in 2001, the Company spent $1,262,474 in South America.  In 2003, the Company wrote off $1,279,483 of resource property costs; close to 50% of the costs written off related to its Takla claims in Voisey's Bay, Canada, which has experienced a lack of exploration activity over the past two years; several abandonment also resulted in write-offs: Amarok, Canada ($283,991 in costs written off), CC Claims, US ($131,759), Fox, Canada ($62,184); general exploration costs on properties not acquired totaled $184,087, which were also written off. In 2002 the Company wrote off $238,574 of exploration costs largely related to costs incurred on properties examined but not acquired. In 2001, the Company wrote off $892,549 of resource cost incurred in Canada and $1,395,894 incurred in South America for an aggregate of $2,288,443. Pursuant to the April 3 2001 agreement concerning the Donner properties in Voisey's Bay, Newfoundland, the Company vended its interest in these properties in exchange for shares of a new company, SVB Nickel Company Ltd. ("SVBN"). During 2002, the Company received 830,567 shares for its property interests and the related mineral property costs totaling $104,806 were transferred to investments and shown as a disposal or reduction of resource property costs.

The Company's operations outside of Canada generally require the use of US currency. The Company does not engage in foreign currency hedging activities with respect to its Canadian funds in excess of its current expenditure requirements. For activities outside of Canada, the Company transfers funds to its subsidiaries on an "as needed basis" to avoid significant exposure to foreign currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

B.

Liquidity and capital resources

As at May 31, 2003, cash and short-term investments amounted to $1,867,100. This compares to $1,861,235 in 2002 and $2,608,693 in 2001. The Company's cash reserves are from equity financing completed in 2003 and what remained of the equity financings in 1997 and 1996.  The Company's short-term cash investments are highly liquid investments with original maturities of three months or less.

The Company may be subject to future cash commitments relating to its mineral properties upon the occurrence of certain events. For a discussion of these agreements and events see Item 4.D. "Property, Plants and Equipment". The major cash commitments and obligations for the Company in 2004 are property option payments, finder's fees and exploration work commitments of approximately $450,000 and corporate administration expenses of approximately $380,000. A significant portion of the Company's corporate administration expenses are incurred pursuant to the Management Services Agreement with Northair which is automatically renewed from year to year unless terminated by either party.

As at May 31, 2003, the Company's working capital was $1,857,918 (2002 - $1,847,230; 2001 - $2,512,191). The Company believes that this working capital position will provide it with sufficient funds to meet all its obligations and planned expenditures over the coming year.

The Company holds a small portfolio of investment in shares of other companies. The fair market value of these investments as at May 31, 2003 was $115,751, at May 31, 2002 was $ 140,388 and at May 31, 2001 was $51,146. These investments are accounted for on the cost basis because it has less than a 20% interest in and/or has no significant influence over the companies in which it hold securities. These investments are written down to net realizable value when the decline in value is deemed to be other than temporary.

C.

Research and development, patents and licenses

See Item 4.B. Business Overview.

D.

Trend information

The Company is a mineral exploration company with no producing properties. Accordingly the information required by this section is inapplicable. See Item 4.B. "Business Overview".

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following discloses the name and function with the Company of its directors and senior management as at September 30, 2003 together with their business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships):

Frederic G. Hewett has been the Company's Chief Executive Officer and President since 1996 and a director of the Company since 1995. Mr. Hewett is responsible for the Company's day-to-day operations as well as strategic planning and the raising of capital to fund the Company's operations. Mr. Hewett devotes approximately 50% of his time to the Company. Mr. Hewett graduated in 1972 from University of British Columbia with a B. Sc. (Geology), and became a Professional Engineer in the Province of British Columbia in 1978. From 1973 to 1981 he worked for Cassiar Asbestos Corp. as Mine Geologist and Chief Engineer. Since 1981, Mr. Hewett has been involved as a director and/or officer of a number of public resource companies including International Northair Mines Ltd., Tenajon Resources Corp., and Troon Ventures Ltd.

Mr. Hewett is a Fellow of the Geological Association of Canada, a Life Member of the Canadian Institute of Mining and Metallurgy, a member of the Association of Professional Engineers and Geoscientists in British Columbia, and a member of the Advisory Board of the B.C. and Yukon Chamber of Mines.

Donald Bruce McLeod is the Vice President of the Company and has been a director since 1996.  Mr. McLeod devotes approximately 25% of his time to the Company and focuses primarily on project development and review, strategic planning and business development. He is the son of Donald A. McLeod, Chairman and Director of the Company. He currently serves with seven public companies as: President and director of Sherwood Petroleum Corporation, Tenajon Resources Corp., Troon Ventures Ltd.; Chief Operating Officer and director of Stornoway Diamond Corporation; director of Geologix Explorations Inc. and Ariane Gold Corp; Vice-President and director of International Northair Mines Ltd.

Mr. McLeod graduated from the Montana College of Mineral Sciences and Technology in 1987 with a Bachelor of Science degree in Mining Engineering.  His experience over the past 20 years includes time spent at all levels of the exploration and mining industry from Exploration Technician to Miner through Mine Manager.  His professional associations include:  Member of the TSX Venture Exchange's Advisory Board; President and director of the Canadian Listed Company Association; membership in the Canadian Institute of Mining & Metallurgy, the British Columbia & Yukon Chamber of Mines and the Association of Professional Engineers of B.C.; and a former member of the Vancouver Stock Exchange President's Advisory Council.

Thomas H. Burkhart is the Vice President, Exploration of the Company.  Mr. Burkhart has been employed by the Company since 1999 and is responsible for the design and implementation of the Company's exploration activities in the Americas. His duties include prospect generation, prioritization and participating in and overseeing project evaluations. Mr. Burkhart graduated with a B.Sc. (Geology) from the MacKay School of Mines, University of Nevada in 1979. He has over twenty years experience in mineral exploration and management principally in precious metals with extensive work history in the Western U.S., Peru, Argentina and Chile. Mr. Burkhart is certified by the state of Washington as a Licensed Professional Geologist.

Donald A. McLeod has been Chairman of the Company's board of directors since 1996 and has been a director of the Company since 1995. He is the father of D. Bruce McLeod. He contributes to meetings of the board of directors when and as required. Mr. McLeod retired in 1996 after a lengthy and successful career in senior management of Canadian exploration and mining companies. Mr. McLeod is a Director of International Northair Mines Ltd., Tenajon Resources Corp. and Troon Ventures Ltd.

Neil Briggs is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Briggs has served with the Company in this capacity since 1995.

Mr. Briggs has a Bachelor of Science degree in geology from the University of Durham, England. He held a senior exploration position with Falconbridge Nickel Mines Limited, during which time he established their regional exploration office in the Atlantic Provinces of Canada. Starting in the early 1980's, Mr. Briggs held senior management positions with Manitoba Mineral Resources Ltd. ultimately serving as its President from 1993 – 1995.  Mr. Briggs is President and director of Playfair Mining Inc. and Rupert Resources Ltd. Mr. Briggs is also a director of Kermode Resources Ltd. and Buchans River Ltd.

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

Mr. Grant is a senior partner of the St. John's, Newfoundland law firm, Stewart McKelvey Stirling Scales. He is a member of the Canadian Bar Association and the Law Society of Newfoundland. Mr. Grant's practice areas include Corporate/Commercial, Financial Services, Energy and Natural Resources. He is the Corporate/Commercial Practice Manager for his firm.

James P. Stewart, a professional geologist (University of Canterbury, NZ, B.Sc. (Honours) 1970), is a director of the Company and contributes to meetings of the board of directors when and as required. Mr. Stewart has served with the Company in this capacity since 1995. Pursuant to an option and a joint venture agreement between the

Company and North Group, formerly known as Takla Star Resources Ltd. ("Takla"), Takla has the right to nominate one person to act as director of the Company and the Company has agreed to use its best efforts to have that nominee appointed to its board of directors. James P. Stewart was Takla's original nominee in 1995. In June 2001, Mr. Stewart ceased to be a director or senior officer of Takla. However, Takla still retains the right to nominate one person to act as a director of the Company.

Mr. Stewart is the co-founder, President and Director of Finachetto Finance Corp., a private Alberta capital investment fund.

Gail M. Sharp has been the Corporate Secretary of the Company since 1997. Ms. Sharp graduated from the University of British Columbia (B.A.) in 1972. From 1972 to 1980, Ms. Sharp was employed in the insurance brokerage industry in various capacities. Ms. Sharp was an administrative assistant with Queenstake Resources Ltd from 1980 - 1982. Ms. Sharp joined International Northair Mines Ltd. in 1983 as Corporate Secretary and continues in that capacity to the present. Ms. Sharp is also the Corporate Secretary of Stornoway Diamond Corporation, Tenajon Resources Corp., and Troon Ventures Ltd.

Alfred C. Kwong is the Controller and Chief Financial Officer of the Company. He was appointed Controller of the Company on November 4, 2002. He is a member of the Canadian Institute of Chartered Accountants. He is responsible for the day-to-day financial operations and the preparation of financial statements for the Company.

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

B.

Compensation

The directors of the Company do not receive any compensation in their capacity as such other than the grant of stock options. As at the end of the last full financial year, directors and members of its administrative, supervisory or management bodies of the Company held the following stock options:

Name	Amount	Exercise Price per Common Share	Expiry Date
Fred G. Hewett	100,000 200,000	$0.15 $0.15	April 11, 2004 February 17, 2008
D. Bruce McLeod	125,000 175,000	$0.15 $0.15	April 11, 2004 February 17, 2008
Thomas Burkhart	300,000	$0.15	April 11, 2004

Donald A. McLeod	150,000	$0.15	February 17, 2008
Donald Moore	150,000	$0.15	February 17, 2008
Neil Briggs	150,000	$0.15	February 17, 2008
Bruce Grant	150,000	$0.15	February 17, 2008
Gail Sharp	100,000	$0.15	February 17, 2008
Alfred Kwong	100,000	$0.15	February 17, 2008

The following table discloses information for the last full financial year, ended May 31, 2003, for the members of the Company's administrative, supervisory or management bodies:

Name & Principal Position	Salary ($)	Other Benefits ($)
F.G. Hewett, CEO & President	82,173	Nil
D.B. McLeod, Vice President	15,525	Nil
T.H. Burkhart, Vice President, Exploration	133,959	12,664
Gail M. Sharp, Secretary	16,665(1)
Alfred C. Kwong, Controller & CFO	Nil(1)

(1)

Ms. Sharp and Mr. Kwong provide their services to the Company pursuant to an agreement with International Northair Mines Ltd. ("Northair"). See Item 6.D. and Item 7.B.

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

At the Company's last Annual General Meeting held October 8, 2002 James P. Stewart, Donald A. McLeod and Bruce C. Grant were re-elected to hold office until their term expires or until their successors are elected or appointed. The remaining four directors, namely Frederic G. Hewett, Donald G. Moore, D, Bruce McLeod and D. Neil Briggs, have terms that will continue in accordance with the provisions of the Company's Articles.

The Company does not have service contracts with its directors and does not provide retirement benefits for its directors or executive officers. The Company has no standard arrangement pursuant to which directors and senior officers are compensated for their services in their capacity as such except for the granting of stock options from time to time.

The Company's board of directors appoints the audit and corporate governance committees and the executive officers annually immediately following an annual general meeting.

The British Columbia Company Act requires that an audit committee be established and that it be composed of no less than three directors, the majority of whom are not employees. The members of the Company's audit committee are D. Bruce McLeod, Donald G. Moore and Neil Briggs.

The mandate of the Audit Committee is to review the Company's financial statements and certain other financial documents before the board of directors approves them. In so doing, the Committee may meet independently with the Company's Auditors to review the adequacy of the Company's systems and procedures of internal control and to review the nature and scope of the annual audit.

The board of directors has appointed a Corporate Governance Committee in compliance with the policies of the Exchange.

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the directors and who are charged with the day-to-day management of the Company.  The board of directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

The Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate governance obligations and activities. Its mandate is to review, at least annually, the Company's corporate governance activities within the context of the guidelines established by the Exchange (the "Exchange Guidelines") and its duties to shareholders under the Company Act (British Columbia). Currently, the members are D. Bruce McLeod, Bruce G. Grant and D. Neil Briggs, two of whom are unrelated directors. This Committee met on September 17, 2003 to review the Company's corporate governance obligations with reference to the Guidelines. The Committee has reported to the Board where the Company's corporate governance system differs from the Guidelines, each difference and the reason for the difference.

The Board has considered the report of the Corporate Governance Committee and is of the view that the Company's general approach to corporate governance, summarized below, is substantially consistent with the objectives of the Exchange Guidelines.

Exchange Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the Company. Specifically, the board should assume responsibility for:

The Board is responsible for supervising the management of the Company's business and the conduct of the Company's affairs. The Board assumes responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

(a) adoption of a strategic planning process

The Board ensures there are long-term goals and strategies in place for the Company. The Board actively monitors the Company's progress upon receipt of a monthly written report prepared by senior management.

The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.
In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and goals.
(b) identification of principal risks and implementation of appropriate risk-management systems

The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mining and mineral exploration industry, the regulatory and competitive environment, and general economic conditions.

The Board assumes the responsibility for identifying any principal risks and if necessary implementing appropriate risk management systems. The Company maintains insurance policies covering its property and its third party liability exposures.

The Board will request and management will supply on a regular basis appropriate signed compliance certificates related to tax payments, employee withholdings and other regulatory matters bearing on directors' responsibilities and possible liability thereunder.

(c) succession planning, including appointing, training and monitoring senior management.	The Board is responsible for succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel.

(d) communications policy

The Company does not have a written communication policy however, senior management is aware of all regulatory requirements with respect to continuous disclosure and have implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and the regulatory authorities.

(e) integrity of internal control and management information systems

The Board ensures the integrity of internal control and management information systems through its delegation to various committees where appropriate. The Audit Committee annually reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2. Majority of directors are "unrelated"

An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

Having regard to the foregoing, four of the seven current directors are "unrelated".
3. Disclose whether each director is "unrelated"

Fred G. Hewett and D. Bruce McLeod are "related" because they hold senior management positions in the Company.  D. Neil Briggs, Donald G. Moore, James P. Stewart and Bruce G. Grant all "unrelated". Donald A. McLeod, is an "outside" director who is related to D. Bruce McLeod, an "inside" director.

4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	The Company does not, at this time, have a specific committee responsible for the appointment or assessment of directors. These functions will be addressed by the Board when required.

5. Implement a process for assessing the effectiveness of Board, its committees and individual directors

It is the responsibility of the Corporate Governance Committee to develop and institute a plan to measure the effectiveness of the Board as a whole, the Committees of the Board and individual Board members. These assessment procedures will be developed and put in place in the current year.

6. Provide orientation and education programs for new directors	The Company has had continuity on its board since 1995. Therefore orientation and education of new directors is not relevant at this time.
7. Consider reducing the size of board, with a view to improve effectiveness	The Board considers its current size satisfactory for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities	Board members are not compensated for their services in their capacity as directors or for committee participation other than through incentive stock options.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	A majority of the Company's Committees are made up of "outside" and "unrelated" directors.
10. Appoint a committee responsible for determining the Company's approach to corporate governance issues

The Board has appointed D. Bruce McLeod, Bruce C. Grant and D. Neil Briggs to its Corporate Governance Committee which has been given the mandate of developing the Company's approach to corporate governance issues and to ensure that the Company's corporate governance system effectively supports the discharge of its obligations to the shareholders

11. Define limits to management's responsibilities by developing mandates for:	The Board has not developed formal documented position descriptions for the Board or the Chief Executive Officer ("CEO") setting out the limits of responsibilities or mandates.
(a) the Board

However, it is the opinion of the Board that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and the Board is satisfied that senior management and individual directors are aware of their respective responsibilities. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board approves the quarterly and annual financial statements, the supplemental information and the management discussion and analysis contained in the Company's Quarterly and Year End Reports as required by the regulatory authorities. The Board also approves the disclosure contained in the Company's Annual Information Form.

(b) the executive officer

The CEO is responsible for meeting the defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash resources, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12. Establish procedures to enable the Board to function independently of management

It is the considered opinion of the Board that there is sufficient independence of the board from management and that the Board's independence is not compromised. The Board believes that its current composition, in which two of seven directors are "inside" directors, is sufficient to ensure that the Board can function independently given the stage of the Company's development. The independence of the Board is further enabled through the separation of the positions of Chairman and Chief Executive Officer. Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management. At every Board Meeting, the Board is afforded an opportunity to meet "in camera" without any related director being present.

35

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities

The Audit Committee is currently composed of a majority of unrelated directors. It is responsible for overseeing the Company's financial reporting obligations, financial systems and disclosure and acts as a liaison between the Board and the Company's auditors. The Audit Committee reviews the annual financial statements, ensures that internal controls over accounting and financial systems are maintained and that accurate financial information is provided to shareholders. The Audit Committee also reviews the results of internal and external audits and any change in accounting procedures or policies, and evaluates the performance of the Company's auditors.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense

In addition to the authority of the Committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

D.

Employees

As of May 31, 2003, the Company has one full time employee, situated in the United States, who is responsible for the Company's exploration activities in the Americas. The Company has two part-time employees, situated in Canada, who are responsible for the day-to-day management of its affairs. Pursuant to a management and cost sharing agreement with Northair the Company has from time to time certain Northair personnel available to it (including Ms. Sharp and Mr. Kwong) that perform accounting, secretarial, reception and other general administrative duties.

The Company is not subject to any collective bargaining agreements.

E.

Share ownership

The following table sets out the share ownership of each of the members of the Company's administrative, supervisory or management bodies as of May 31, 2003:

Name	Number of Common Shares held at May 31, 2003	Number of Options outstanding at May 31, 2003	Exercise Price	Expiry Date
Fred G. Hewett	137,000	100,000 200,000	$0.15 $0.15	Apr. 11, 2004 Feb. 17, 2008
Bruce McLeod	263,500	125,000 175,000	$0.15 $0.15	Apr. 11, 2004 Feb. 17, 2008
Thomas H. Burkhart	2,000	300,000	$0.15	April 11, 2004
Donald A. McLeod	120,000	150,000	$0.15	Feb. 17, 2008
D Neil Briggs	Nil	150,000	$0.15	Feb. 17, 2008

Donald G. Moore	Nil	150,000	$0.15	Feb. 17, 2008
Bruce C. Grant	3,000	150,000	$0.15	Feb. 17, 2008
James P. Stewart	Nil	150,000	$0.15	Feb. 17, 2008
Gail M. Sharp	110,000	100,000	$0.15	Feb. 17, 2008
Alfred C. Kwong	20,000	100,000	$0.15	Feb. 17, 2008
David Visagie	19,500	125,000	$0.15	Feb. 17, 2008
Susan Walker	Nil	5,000 15 ,000	$0.15 $0.15	Apr. 11, 2004 Feb. 17, 2008

Percent of Common Shares held by all of the Company's directors and senior management is less than 1%.

Stock options to purchase Common Shares from the Company are granted to directors, senior officers, employees and consultants of the Company on terms and conditions acceptable to the Exchange and an exemption from prospectus requirements under securities laws in British Columbia and Alberta.

Subject to shareholder and regulatory approval, the Company has adopted a rolling stock option plan reserving a maximum of 10% of the issued Common Shares of the Company at the time of stock option grant, with no vesting provisions other than for options granted to consultants or employees performing investor relations activities. Options granted to such persons must vest in stages over twelve months with no more than one-quarter of the options vesting in any three-month period.  Shareholder approval will be sought at the Company's next Annual and Special Meeting on November 3, 2003.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

A major shareholder is one who beneficially owns more than 5% of the issued Common Shares of the Company. To the best of the Company's knowledge at the date of this Annual Report, the Company does not have any major shareholders. All shareholders have the same voting rights.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at September 29, 2003, being the record date (the "Record Date") for the Company's last Annual and Special General Meeting, and based on the records of Pacific Corporate Trust Company of Canada, of 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B9, the Company's registrar and transfer agent, there were 33,014,745 Common Shares of the Company issued and outstanding. As at the Record Date there were 87 registered shareholders resident in the United States, holding an aggregate of 4,163,207 Common Shares or approximately 12.6%; 117 registered shareholders resident in Canada, holding 28,681,792 Common Shares or 86.8%; and 5 registered shareholders resident in other countries holding 108,200 Common Shares or 0.6%.

The Company is not at present a party to any arrangement, the operation of which may at a later date result in a change in control of the Company.

B.

Related party transactions

No director or senior officer of the Company, any member beneficially owning Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing persons had, since June 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or its subsidiaries.

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors or senior officers of the Company, any member beneficially owning Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company nor any associate or affiliate of any of foregoing persons, or any other persons.

Pursuant to a Management and Cost Sharing Agreement dated for reference August 1, 1999, with Northair, a company with directors and officers in common, the Company is provided with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered from the Company on the basis of actual usage. The Company paid Northair $180,000 in administrative service fees during the year ended May 31, 2003.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2003 which contain an Audit Report dated July 8, 2003, Balance Sheets as at May 31, 2003 and 2002, Statement of Shareholders' Equity for the Fiscal Years ended May 31, 2003, 2002 and 2001, Statements of Operations for the Fiscal Years ended May 31, 2003, 2002 and 2001, and cumulative from February 25, 1995 to May 31, 2003, Statements of Cash Flows for the Fiscal Years ended May 31, 2003, 2002 and 2001, Schedule of Mineral Property Costs for the Fiscal Years ended May 31, 2003 and 2002 and cumulative from February 25, 1995 to May 31, 2003 and Notes to the Financial Statements under Item 17. Financial Statements.

 Legal Proceedings

There are no legal or arbitration proceedings pending or concluded in the last fiscal year, or governmental proceedings pending or known to be contemplated which may have or have had in the recent past, significant effects on the Company's financial position or results from operations.

Dividends

The Company has not paid any dividend on its Common Shares since its incorporation. The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the Company's Shares in the foreseeable future.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the Common Shares of the Company on the Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

For the five most recent full financial years, the annual high and low market prices for the Company's Common Shares on the Exchange were:

Fiscal Year Ended May 31	High $	Low $
2003	0.27	0.06
2002	0.23	0.08
2001	0.44	0.09
2000	0.43	0.11
1999	0.26	0.13

The following table sets out the market price range of the Company's Common Shares on the Exchange for each full quarterly period within the two most recent completed fiscal years and the subsequent first quarter of the current fiscal year:

Fiscal Year	Quarter Ending	High ($)	Low ($)
2002	August 31, 2001	0.14	0.09
	November 30, 2001	0.14	0.08
	February 28, 2002	0.12	0.08
	May 31, 2002	0.23	0.10
2003	August 31, 2002	0.23	0.09
	November 30, 2002	0.15	0.06
	February 28, 2003	0.27	0.10
	May 31, 2003	0.21	0.13
2004	August 31, 2003	0.22	0.13

The high and low market prices of the Company's Common Shares for the most recent six months are as follows

	High	Low
April	0.18	0.15
May	0.19	0.13
June	0.22	0.14
July	0.20	0.16
August	0.17	0.13
September	0.16	0.14

The Exchange has not imposed any trading suspensions on the Company in the prior three years.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is also required to report on the high and low sale prices for the Common Shares of the Company on the OTCBB for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in US dollars) as follows:

For the five most recent full financial years, the annual high and low market prices for the Company's Common Shares on the OCTBB were:

Fiscal Year Ended May 31	High $	Low $
2003	0.17	0.01
2002	0.14	0.02
2001	0.32	0.05
2000	0.18	0.03
1999	0.20	0.03

The following table sets out the market price range of the Company's Common Shares on the OTCBB for each full quarterly period within the two most recent completed fiscal years and the subsequent first two quarters of the current fiscal year:

Fiscal Year	Quarter Ending	High ($)	Low ($)
2002	August 31, 2001	0.06	0.05
	November 30, 2001	0.08	0.04
	February 28, 2002	0.08	0.02
	May 31, 2002	0.14	0.06
2003	August 31, 2002	0.16	0.05
	November 30, 2002	0.12	0.04
	February 28, 2003	0.17	0.04
	May 31, 2003	0.16	0.01
	August 31, 2003	0.13	0.01

The high and low market prices of the Company's Common Shares for the most recent six months are as follows:

	High	Low
September	0.12	0.04
August	0.04	0.04
July	0.11	0.03
June	0.13	0.01
May	0.118	0.01
April	0.1025	0.01

The Company's Common Shares were not quoted on the OTCBB during the period January 7, 2003 to June 9, 2003.

B.

Plan of Distribution

Not applicable

C.

Markets

The Company's Common Shares trade on the TSX Venture Exchange under the symbol "NDE" and on the OTCBB in the United States under the symbol "NDTVF" and "NDTVE". The Company was not quoted on the OTCBB during the period January 7, 2003 to June 9, 2003. (See Risk Factors – "Classification as a Penny Stock and Decreased Liquidity" under Item 3.D.)

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable

B.

Memorandum and Articles of Incorporation

The Company's Memorandum and Articles of Incorporation ("Articles") are registered with the British Columbia Registrar of Companies under Certificate of Incorporation No.

314543. A copy of the Articles was filed with the Company's initial registration statement on Form 20-F in 1996.

The Company's Articles do not specify objects or purposes. Under the Company Act (British Columbia) (the "BCCA"), a corporation has all the legal powers of a natural person, however, corporations may not undertake certain limited business activities such as banking, constructing and operating a railway or any trust business without alterations to its form of articles.

Part 11 of the Company's Articles specify that a director is required to disclose his interest in and not vote in respect of any proposed contract or transaction with the Company in which he is, in any way, directly interested. Such director shall be counted in the quorum at any directors' meeting at which the proposed contract or transaction is approved.

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

The BCCA requires every director of the Company who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company to disclose the nature and extent of his interest at a meeting of the directors. The disclosure must be made at the meeting at which a proposed contract or transaction is first considered, or if the director was not, at the time of that meeting, interested in a proposed contract or transaction, at the first meeting after the director becomes interested, or at the first meeting after the relevant facts come to the director's knowledge. For disclosure purposes, a general notice in writing given by a director of the Company to the other directors to the effect that the director is a member, director or officer of a specified corporation, or that the director is a partner in, or owner of, a specified firm, and that the director has an interest in a specified corporation or firm, is a sufficient disclosure of interest to comply with the requirements of the BCCA.

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

The BCCA requires every director of the Company who holds any office, or possess any property, whereby, whether directly or indirectly, a duty or interest might be created in conflict with the director's duty or interest as a director of the Company, to declare at a meeting of the directors of the Company the fact, and the nature and extent of the conflict. The declaration must be made by the director at the first meeting of the directors held after he becomes a director or if already a director, after he began to hold the office or possess the property.

Part 10 of the Company's Articles states that the powers of the Company shall be exercised only by the directors, except those which, by the BCCA or the Articles, are required to be exercised by a resolution of the shareholders and those referred to the shareholders by the directors.

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

There is no mandatory retirement age under the Company's Articles or under the BCCA.

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

The Company has only one class of shares, namely Common Shares. All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote the shareholder, including the election of directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when as declared by the Company's board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions on transfers attached to the Common Shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no provisions in the Articles that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

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

Shareholders adopting a special resolution can only affect alterations to the Company's Memorandum and Articles. A special resolution, as defined by the BCCA, is a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including the amalgamation with another company, sale of substantially all of a company's assets or undertaking, redomiciling out of the jurisdiction of British Columbia, creation of a new class of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the shareholder's shares in cash if the required special resolution is passed and the Company elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is to be placed before the shareholders must include a prominent notice of the dissent right. The BCCA and not the Company's Articles govern dissent provisions.

The Company's Articles only peripherally govern shareholder meetings. The Articles provide that the directors shall fix the date, time and place of all general meetings of the Company within the Province of British Columbia. Pursuant to the Company's Articles all business that is transacted at a general meeting shall be special, except, in the case of an annual general meeting, the conduct of, and voting at, such meeting, the consideration of the financial statements, the report of the directors and Auditor, a resolution to elect two or more directors by a single resolution, the election of directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by the Articles or the BCCA may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors, and in the case of any other general meeting, such business as relates to the conduct of or voting at that meeting.

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

There are no limitations under the Company's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote Common Shares of the Company. See Item 10. D. Exchange Controls.

The Company has not implemented any shareholders' rights plans against possible takeovers. The Company does not have any agreements that are triggered by a takeover or other change of control. There are no provisions in the Company's Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

The Company's Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials.

There are no conditions imposed by the Company's Articles governing changes in the capital of the Company, that are more stringent than is required by the BCCA.

C.

Material Contracts

The Company's material contracts are:

Contract	Item Reference	Exhibit Number
Letter Agreement between the Company and Larry McIntosh and Susan McIntosh	4.D.	4.12
Letter Agreement between the Company, Navigator Exploration Corp., and the Aviat Joint Venture	4.D.	4.13
Option Agreement between the Company and AuEx LLC	4.D	4.14
Claim Assignment Agreement between the Company and Trend Resources LLC	4.D	4.15
Finder's Fee Letter Agreement between the Company and Kip Tonking	4.D	4.16

See Items 4.D. and 7.B. for details concerning the general nature of these material contracts, their terms and conditions and amounts of the consideration passing to or from the Company.

D.

Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation's shares.  Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  The applicable rate is dependent on the type of entity receiving the dividends.  See this Item 10, Taxation subheading, below.

The Investment Canada Act (the "Act"), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000.00 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000.00. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act require the investor to file a notification.

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

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A "Canadian business" is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

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

A non-Canadian or American making the following investments:  (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.E.

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

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on business in Canada (a "non-resident holder"). Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Customs Revenue Agency. And all specific proposals (the "Tax Proposals") to amend ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is resident in the United Sates which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year in which the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be a resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to relieving provisions of the Treaty described below. The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain "rollover" transactions. This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided by the Treaty, where a non-resident of Canada disposes of Common Shares that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of Common Shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their Common Shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii)

persons that own an interest in an entity that owns Common Shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares of the Company, or (xv) persons who own their Common Shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares of the Company.  (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company's outstanding Common Shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of Common Shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's Common Shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's Common Shares of dividends on, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's Common Shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares of the

Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common Shares of the Company are held for more than one year.

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

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding Common Shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC")  In that event, U.S. Holders of Common Shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding Common Shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata Common Shares of the Company's earnings invested in "U.S. property."  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of Common Shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the Common Shares sold or exchanged.

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

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person, which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended May 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" above).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the Common Shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

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

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common Shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company Common Shares and all excess distributions on his Company Common Shares over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company Common Shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such Common Shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the Common Shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the "SEC").  The Company's

reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

61

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Sensitivity

The Company's current cash treasury is held in Canadian dollars and its financial results are expressed in Canadian dollars while a significant portion of the Company's current operations are conducted in U.S. dollars. The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company's financial position and results of operations.

With respect to currencies to fund its operations in the United States and South America, the Company transfers funds to its subsidiary on an "as needed" basis to avoid significant exposure to local currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Commodity Price Sensitivity

The Company's market value of its Common Shares can be subject to price risk due to changes in the market value of gold as it relates to the Company's possible future sales revenues and carrying values of its resource properties.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company's Common Shares.

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures

(as defined in Rule 13a-15(e) or 15d – 15(e) under the Exchange Act (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Report, the Company's disclosure controls and procedures were effective in timely altering them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the reports the Company files or submits under the Exchange Act.

There were no significant changes made in the Company's internal controls during the period covered by this Annual Report or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(b)

Changes in internal controls.

During the fourth fiscal quarter for this Annual Report, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or reasonably likely to material affect, the Company's internal control over financial reporting.

ITEM 16.

[RESERVED]

PART III

ITEM 17.

FINANCIAL STATEMENTS

Auditors' Report dated July 8 2003

Consolidated Balance Sheet as at May 31, 2003 and 2002

Consolidated Statement of Shareholders' Equity for the Fiscal Years ended May 31, 2003, 2002 and 2001

Consolidated Statement of Operations for the Fiscal Years ended May 31, 2003, 2002 and 2001 and cumulative from February 25, 1995 to May 31, 2003

Consolidated Statement of Cash Flows for the Fiscal Years ended May 31, 2003, 2002 and 2001 and cumulative from February 25, 1995 to May 31, 2003

Consolidated Schedule of Mineral Property Costs for the Fiscal Years ended May 31, 2003 and 2002

Notes to the Consolidated Financial Statements

NDT VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

AUDITORS' REPORT

To the Directors of NDT Ventures Ltd.:

We have audited the consolidated balance sheet of NDT Ventures Ltd. (An Exploration Stage Company) as at 31 May 2003 and 2002 and the consolidated statements of operations and cash flows for each of the years ended 31 May 2003, 2002, 2001 and cumulative from 25 February 1995 through 31 May 2003 and the consolidated statement of shareholders' equity from 31 May 2000 through 31 May 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2003 and 2002 and the results of its operations and its cash flows for the years ended 31 May 2003, 2002, 2001 and cumulative from 25 February 1995 through 31 May 2003 and the changes in shareholders' equity from 31 May 2000 through 31 May 2003 in conformity with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Staley, Okada & Partners"

Surrey, B.C.	STALEY, OKADA & PARTNERS
8 July 2003	CHARTERED ACCOUNTANTS

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 May
Canadian Funds

ASSETS	2003	2002
Current
Cash and short-term investments (Note 5e)	$1,867,100	$1,861,235
Accounts receivable	13,501	8,770
	1,880,601	1,870,005
Exploration Expense Advance	42,218	11,300
Reclamation Bond	16,837	-
Mineral Property Costs - Schedule (Note 3)	170,153	765,750
Investments (Note 4)	115,751	140,388
Mining Equipment, net of accumulated amortization of $106,734 (2001 - $100,399)	10,346	14,781
	$2,235,906	$2,802,224

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,965	$4,175
Due to affiliated company	14,718	18,600
	22,683	22,775
Commitments and Contingencies (Note 6)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
32,909,745 (25,676,978) shares	24,304,435	23,168,412
Deficit Prior to Exploration Stage - Statement 2	(3,930,304)	(3,930,304)
Deficit Accumulated During Exploration Stage - Statement 2	(18,160,908)	(16,458,659)
	2,213,223	2,779,449
	$2,235,906	$2,802,224

ON BEHALF OF THE BOARD:

"Fred Hewett", Director

"Bruce McLeod", Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Shareholders' Equity
Canadian Funds

				Deficit
			Deficit	Accumulated
	Common Shares		Prior to	During
	Issued and Fully Paid		Exploration	Exploration
	Shares	Amount	Stage	Stage	Total
Balance - 31 May 2000	25,538,743	$23,139,471	$(3,930,304)	$(13,351,846)	$5,857,321
Issuance of shares for finder's fee	88,235	22,941	-	-	22,941
Loss for the year	-	-	-	(2,556,031)	(2,556,031)
Balance - 31 May 2001	25,626,978	23,162,412	(3,930,304)	(15,907,877)	3,324,231
Issuance of shares for property	50,000	6,000	-	-	6,000
Loss for the year	-	-	-	(550,782)	(550,782)
Balance - 31 May 2002	25,676,978	23,168,412	(3,930,304)	(16,458,659)	2,779,449
Issuance of shares for property	225,000	34,500	-	-	34,500
Issuance of shares for finders' fees	57,767	7,432	-	-	7,432
Issuance of shares for cash	6,950,000	1,251,000	-	-	1,251,000
Share issuance costs	-	(156,909)	-	-	(156,909)
Loss for the year	-	-	-	(1,702,249)	(1,702,249)
Balance - 31 May 2003	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$2,213,223

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Operations
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2003	31 May 2003	31 May 2002	31 May 2001
General and Administrative Expenses
Management and administrative fees	$2,365,151	$180,000	$180,000	$189,000
Salaries and benefits	543,777	51,181	59,524	72,383
Regulatory compliance	158,290	46,949	26,271	19,817
Legal and accounting	765,583	32,042	32,906	16,509
Shareholder information and meetings	1,000,368	23,928	14,453	37,530
Travel and promotion	443,301	22,096	20,799	26,281
Office and general	375,290	19,618	25,415	14,107
Transfer agent fees	56,277	6,606	3,693	2,672
Amortization	45,759	4,434	6,334	8,259

Loss Before the Undernoted	5,753,796	386,854	369,395	386,558
Exploration on outside properties and properties abandoned	13,867,886	1,279,483	238,574	2,288,443
Write-down of investments	811,553	24,637	15,564	48,752
Foreign exchange loss (gain)	33,093	36,996	(3,903)	-
Gain on sale of securities	(24,351)	-	-	-
Gain on disposal of capital assets	(4,475)	-	-	-
Interest income	(1,769,676)	(25,721)	(68,848)	(167,722)
Project administration	(506,918)	-	-	-

Loss for the Period	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)

Loss per Share – Basic and Diluted		$(0.06)	$(0.02)	$(0.10)

Weighted Average Number of Shares Outstanding		26,952,870	25,637,252	25,596,761

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from	For the Years Ended
	25 February 1995 to 31 May 2003	31 May 2003	31 May 2002	31 May 2001
Operating Activities
Loss for the period	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)
Items not affecting cash
Exploration on outside properties and properties abandoned	13,867,886	1,279,483	238,574	2,288,443
Write-down of investments	811,553	24,637	15,564	48,752
Gain on sale of securities	(24,351)	-	-	-
Amortization	45,759	4,434	6,334	8,259
Gain on disposal of capital assets	(4,475)	-	-	-
	(3,464,536)	(393,695)	(290,310)	(210,577)
Changes in current assets and liabilities
Accounts receivable	(12,046)	(4,730)	3,115	(1,989)
Accounts payable and accrued liabilities	(997,732)	3,790	(85,296)	85,308
	(4,474,314)	(394,635)	(372,491)	(127,258)

Investing Activities
Exploration expense advance	(42,218)	(30,918)	(11,300)	7,500
Reclamation bond	(16,837)	(16,837)	-	-
Mineral property costs	(14,480,610)	(641,954)	(363,351)	(1,304,271)
Purchase of investments	(99,002)	-	-	-
Proceeds from sale of investments	952,214	-	-	-
Purchase of capital assets	(176,026)	-	-	(3,692)
Proceeds from disposal of capital assets	28,913	-	-	-
	(13,833,566)	(689,709)	(374,651)	(1,300,463)

Financing Activities
Due to affiliated company	(17,419)	(3,882)	(316)	2,248
Note payable to related parties	(175,340)	-	-	-
Convertible debentures	(192,966)	-	-	-
Share capital issued for cash, net	20,387,503	1,094,091	-	-
	20,001,778	1,090,209	(316)	2,248

Net Increase (Decrease) in Cash and Short-Term Investments	1,693,898	5,865	(747,458)	(1,425,473)
Cash position - Beginning of period	173,202	1,861,235	2,608,693	4,034,166
Cash Position - End of Period	$1,867,100	$1,867,100	$1,861,235	$2,608,693

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for property acquisition		$34,500	$6,000	$-
Shares received for resource properties and recoveries		$-	$104,806	$62,939
Issuance of shares for finders' fees		$7,432	$-	$22,941

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2003	2002
Direct - Mineral
Canada
Rankin Inlet, Nunavut
Amarok
Wages and consultants	$-	$61,346	$61,346	$56,236
Lease, licenses and taxes	-	(12,548)	(12,548)	15,512
Airborne geophysics	-	53,489	53,489	-
Assay	-	10,767	10,767	-
Travel and accommodation	-	53,587	53,587	12,701
Camp and general	-	7,225	7,225	11,928
Staking	1,408	-	1,408	6,340
Option payments	-	-	-	6,000
	1,408	173,866	175,274	108,717
Fox
Lease, licenses and taxes	-	1,059	1,059	-
Airborne geophysics	-	1,501	1,501	-
Assay	-	2,442	2,442	-
Travel and accommodation	-	22,033	22,033	-
Camp and general	-	2,765	2,765	-
Staking	846	-	846	-
Option payments	4,000	-	4,000	-
Wages and consultants	-	22,681	22,681	4,857
	4,846	52,481	57,327	4,857
Melville, Nunavut
Acquisition	50,000	-	50,000	-
Wages and consultants	-	15,170	15,170	-
Option payments	21,000	-	21,000	-
Camp and general	-	3,875	3,875	-
	71,000	19,045	90,045	-
Voisey's Bay, Newfoundland
Takla	-	637	637	703
Donner	-	-	-	7,150
	-	637	637	7,853
General exploration, Canada
Wages and consultants	-	34,595	34,595	87,645
Travel and general	-	-	-	16,215
	-	34,595	34,595	103,860

Balance Carry Forward	$77,254	$280,624	$357,878	$225,287

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2003	2002
Balance Carried Forward	$77,254	$280,624	$357,878	$225,287
United States
Nevada
Hannah
Wages and consultants	-	7,474	7,474	-
Assay	-	1,361	1,361	-
Staking	2,751	-	2,751	-
Option payments	5,033	-	5,033	-
	7,784	8,835	16,619	-
Black Hills and Jenny
Staking	6,952	-	6,952	-
Option payments	14,438	-	14,438	-
Wages and consultants	-	3,023	3,023	-
	21,390	3,023	24,413	-
CC claims
Drilling	-	26,297	26,297	-
Assay	-	10,324	10,324	-
Camp and general	-	11,333	11,333	-
Staking	7,013	-	7,013	-
Option payments	36,608	-	36,608	-
Wages and consultants	-	40,184	40,184	-
	43,621	88,138	131,759	-
General exploration
Wages and consultants	-	109,334	109,334	-
Travel and general	-	31,921	31,921	-
Assays	-	1,365	1,365	-
	-	142,620	142,620	-
South America
Antaña Property, Peru
Wages and consultants	-	-	-	6,625
Finder's fee	-	-	-	4,649
Camp and general	-	-	-	4,459
Travel and accommodation	-	-	-	2,981
Legal and taxes	-	-	-	797
	-	-	-	19,511
Magma Property, Argentina	-	3,725	3,725	9,350
General exploration
Wages and consultants	-	6,872	6,872	103,903
Travel and general	-	-	-	11,300
	-	10,597	10,597	144,064

Costs for the Year	150,049	533,837	683,886	369,351
Balance - Beginning of year	86,399	679,351	765,750	739,779
Costs on outside properties and properties abandoned (Note 3)	(126,061)	(1,153,422)	(1,279,483)	(238,574)
Costs related to properties transferred for investment in shares (Note 3d)	-	-	-	(104,806)
Balance - End of Year	$110,387	$59,766	$170,153	$765,750

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

1.

Organization and Nature of Operations

The Company, which was incorporated in British Columbia on 11 September 1986, was previously in the business of mail-order catalogue sales through its wholly-owned subsidiary, Life Force Technologies Ltd.  The subsidiary went bankrupt and was liquidated in 1991.  The Company was inactive between 20 February 1992 and 25 February 1995.

The Company engages primarily in the acquisition, exploration and development of mineral properties.  The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcomes of which cannot presently be determined as they are contingent on future events.

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
31 May 2003 and 2002
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

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

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

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

Management's Estimates

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

k)

Cumulative Figures

Cumulative figures have been presented only for the period since 25 February 1995 when the Company's business changed from the mail-order business to the exploration and development of mineral properties.

l)

Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries, Altiplano (Barbados) Ltd., and NDT Ventures U.S.A Inc.  These subsidiary companies currently have no significant assets, liabilities or operations and have been accounted for using the purchase method of accounting.

m)

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, which applies to all awards granted by the Company on or after 1 June 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	2003	2002
Canada
Rankin Inlet, Nunavut
Amarok	$-	$-	$-	$108,717
Fox	-	-	-	4,857

Melville, Nunavut	71,000	19,045	90,045	-

Voisey's Bay, Newfoundland
Takla	-	-	-	616,826

United States
Nevada
Hannah	7,784	8,835	16,619	-
Black Hills and Jenny	21,390	3,023	24,413	-

South America
Magma, Argentina	10,213	28,863	39,076	35,350
	$110,387	$59,766	$170,153	$765,750

Details of the write-offs of mineral property interests are as follows:

	2003	2002
Canada
Takla	$617,462	$-
Amarok	283,991	-
Fox	62,184	-
General exploration and other properties	34,595	103,860
United States
CC Claims	131,759	-
General exploration and other properties	142,620	-
South America
Antaña, Peru	-	19,511
General exploration and other properties	6,872	115,203
	$1,279,483	$238,574

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

a)

Amarok Claims

By agreement dated 27 August 2001, the Company received the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property.  The Company issued 50,000 shares and incurred $277,991 in exploration expenditures.  During the current year, the Company decided not to pursue this project and terminated its option.

b)

Fox Claims

By agreement dated 31 May 2001, the Company received the right to acquire up to a 75% interest in the claims known as the Fox property.  The Company issued 50,000 shares and incurred $58,184 in exploration expenditures.  During the current year, the Company decided not to pursue this project and terminated its option.

c)

Takla Claims

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996, the Company holds a 63% interest in and to certain mining claims (the "Takla Claims") situated in Voisey's Bay.  North Group Ltd. (formerly Takla Star Resources Ltd.) holds the remaining 37% interest.  Certain claims in this property are subject to a Net Smelter Return ("NSR") royalty equal to 1.5% of amounts received for base metals and 2% of amounts received for precious metals (the "Newminex Royalty"), payable to Newminex Mining and Exploration Ltd.  The Newminex Royalty may be purchased for $5,000,000.  North Group Ltd. retains a 1% NSR on the property.  In addition, the Company is obligated to issue up to a maximum of 300,000 common shares to North Group Ltd. as a bonus for a bankable feasibility study.

Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program.  North Group Ltd.'s interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%.  The Company's interest will be relinquished if its interest becomes less than 5%.

The Company retains their interest in these claims, however, due to a lack of exploration activity, all costs associated with these claims were written off during the current year.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

d)

Donner Properties

Certain of the Voisey's Bay properties owned by the Company and other third parties were the subject of option agreements with Donner Minerals Ltd. ("Donner").  In March and April 2001, Donner acquired 100% of the interests from various third parties.  The effect of these acquisitions resulted in the Company, Donner and three third parties ("five parties") holding interests in the subject properties.

By agreement dated 3 April 2001 (the "shareholders' agreement"), the five parties agreed to vend their interests in their Voisey's Bay properties for shares of a new company, SVB Nickel Company Ltd. ("SVBN").  The Company received 830,567 shares for its property interests and the related mineral property costs were transferred to investments.  The Company currently holds an aggregate of 837,119 shares of SVBN representing a 6.56% interest (Note 4).  The properties will be explored further by SVBN, which will receive funding from the five parties by way of capital contributions.  Non-contributions, dilution of interest and third party contributions are governed by the shareholders' agreement.

The properties are currently the subject of an option agreement between SVBN and Falconbridge Limited, which can earn a 50% interest by incurring $14,000,000 in exploration expenditures by 31 December 2006.

e)

Melville Properties

Effective 31 December 2002, the Company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Ventures Ltd. ("Stornoway"), Northern Empire Minerals Ltd. ("Empire") and Hunter Exploration Group ("Hunter") (together the "Optionors").  The Fury, Sarcpa and Gem are collectively referred to herein as the Melville Project.  The Company has certain directors and officers in common with Stornoway and Empire. Hunter is an unincorporated joint venture, which is at arm's length to the Company.

The Company and Navigator will earn their respective interest by:

i)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

ii)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional common shares in their respective capital for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Company and Navigator publicly announced the agreement, being 11 February 2003; and

iii)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, the Melville Project is subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.

The Company has fulfilled (i) and (ii) of the above terms.  The 100,000 shares were issued at a deemed price of $0.21 per share.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

3.

Mineral Property Costs - Continued

f)

Black Hills, Jenny and Hannah Claims

By letter agreement dated 6 August 2002 and effective 5 September 2002, the Company obtained the right to acquire three gold properties in Churchill County, Nevada, U.S.A, known as Black Hills, Jenny, and Hannah.  At its option, the Company can earn its interest by completing the following:

Date	Cash Payments (U.S. $)	Share Issuances
Within 10 days of 5 September 2002 (paid)	$5,000	-
Within 30 days of 5 September 2002 (issued)	-	25,000
5 September 2003	10,000	50,000
5 September 2004	40,000	100,000
4 September 2005	75,000	150,000
4 September 2006	120,000	250,000
	$250,000	575,000

The properties are subject to a 2% NSR which can be reduced to 1% by paying U.S. $1,000,000.

The Company paid a finder's fee of U.S. $2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of U.S. $200,000.

g)

CC Claims

By letter agreement dated 26 August 2002 and effective 10 September 2002, the company obtained the right to acquire a gold property in Churchill County, Nevada, U.S.A., known as the CC Claims.  At its option, the Company could earn its interest by making cash payments of $500,000, issuing 685,500 shares and incurring $500,000 in exploration expenditures over a period of four years.  The Company paid cash of $10,000, issued 50,000 shares and incurred exploration expenditures of $95,151 on the property.  In addition, the Company paid a finder's fee of U.S. $2,500 and 32,767 common shares relating to this acquisition.  In the current year, the Company decided not to pursue this project and terminated its option.

h)

Finder's Fee Agreement

By agreement dated 9 July 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of U.S. $15,000 upon acquisition of any property and up to U.S. $250,000 (based on 10% of field expenditures on the properties).  To date no properties subject to this arrangement have been acquired.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

4.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value 2003	Carrying Value 2002
Coal Creek Energy Inc.	1,391	minimal	$278	$278
Epicentrix Technologies	175,882	minimal	5,187	24,624
Maximus Ventures Ltd.	3,000	minimal	780	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	6,400
SVB Nickel Company Ltd. (Note 3d)	837,119	6.56%	104,806	104,806
			$115,751	$140,388

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at 31 May 2003 represent current market values as determined by management.

Playfair Mining Ltd. and the Company have two directors in common.

5.

Share Capital

a)

Stock Options

The Company has granted stock options to its officers, employees and directors.  Details are as follows:

	Number of Shares	Exercise Price per Share	Expiry Date
Balance - 31 May 2000	1,085,000	$ 0.15 - $ 0.38	May 2001 - April 2004
Options expired	(20,000)	$ 0.38
Balance - 31 May 2001	1,065,000	$ 0.15 - $ 0.38	October 2001 - April 2004
Options expired	(535,000)	$ 0.38
Balance - 31 May 2002	530,000	$ 0.15	11 April 2004
Options granted	1,485,000	$ 0.15	17 February 2008
Balance - 31 May 2003	2,015,000	$ 0.15

A summary of outstanding options as at 31 May 2003 is as follows:

Shares	Type	Exercise Price	Expiry Date
525,000	Insiders	$ 0.15	11 April 2004
5,000	Employee	$ 0.15	11 April 2004
1,325,000	Insiders	$ 0.15	17 February 2008
160,000	Employees	$ 0.15	17 February 2008
2,015,000

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

5.

Share Capital - Continued

b)

Stock-Based Compensation

During the year, the Company issued 1,485,000 stock options, which vested immediately, to its directors, officers and employees.  The Company estimated the fair value of each option on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield

0.00

Expected stock price volatility

82%

Risk-free interest rate

4.27%

Expected life of options

5 years

Employees

Had the Company recognized stock compensation expense for options granted to directors, officers and employees in the year, the Company's loss and loss per share amounts for the year would have been adjusted to the pro forma amounts as follows:

	2003	2002
Net Loss
As Reported	$(1,702,249)	$(550,782)
Proforma	$(1,891,958)	$(550,782)
Net Loss Per Share
As Reported	$(0.06)	$(0.02)
Proforma	$(0.07)	$(0.02)

No share purchase options were issued in the years ended 31 May 2002 or 2001.

c)

Warrants

As at 31 May 2003, the Company had share purchase warrants outstanding as follows:

	2003		2002
	Shares	Exercise Price	Shares	Exercise Price
Warrants outstanding - Beginning of year	-	$ -	-	$ -
Issued - expire 11 February 2004	100,000	$ 0.19	-	$ -
Issued - expire 3 April 2004	1,042,500	$ 0.20	-	$ -
Issued - expire 3 April 2004	3,475,000	$ 0.27	-	$ -
Warrants outstanding - End of year	4,617,500		-

d)

Private Placement

During the year, the Company completed a short form offering consisting of 5,560,000 flow-through units (Note 5e) and 1,390,000 non-flow-through units.  The units were priced at $0.18 and included one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a price of $0.27 until 3 April 2004.  In addition, the Company paid an agent's commission of $93,825 and issued 1,042,500 agent's warrants with an exercise price of $0.20, exercisable until 3 April 2004.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

5.

Share Capital - Continued

e)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred to 31 May 2003	52,813
Flow-through funds on hand at 31 May 2003	$947,987

6.

Commitments and Contingencies

a)

Management Services Agreement

Administration services fees of $180,000 (2002 - $180,000; 2001 - $189,000) were paid to International Northair Mines Ltd., a company with certain directors in common under the terms of a 1 August 1999 management and cost sharing agreement.  This agreement was for an initial term of two years until 1 August 2001 and automatically renews unless either party gives the other party three months notice in writing.

b)

Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the Company's resource properties in Voisey's Bay and such claims could materially and adversely affect the ability of the Company to explore those claims and may prevent any exploitation of the claims on an economic basis.

7.

Related Party Transactions

In addition to items noted elsewhere, during the year the Company paid salaries and consulting fees of $178,815 (2002 - $197,622) to directors and officers for geological, exploration and administrative services.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

8.

Income Taxes

The Company has approximately $14,200,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $996,500 which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2004	$170,000
2007	170,000
2008	229,000
2010	427,500
$996,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

9.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, investments, accounts receivable, accounts payable and amounts due to affiliated company.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation

10.

Segmented Information

Details on a geographical basis are as follows:

2003	Canada	United States	South America	Total
Assets	$2,155,798	$41,032	$39,076	$2,235,906
Capital Expenditures	$332,878	$298,479	$10,597	$641,954
Loss for the Year	$1,420,998	$274,379	$6,872	$1,702,249

2002	Canada	United States	South America	Total
Assets	$2,766,874	$-	$35,350	$2,802,224
Capital Expenditures	$219,287	$-	$144,064	$363,351
Loss for the Year	$415,028	$-	$135,754	$550,782

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

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

a)

Under U.S. GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

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

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company's business affairs and raised financing sufficient to fund the Company's business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2003	Year Ended 31 May 2003	Year Ended 31 May 2002	Year Ended 31 May 2001
Loss for the period - Cdn basis	$(18,160,908)	$(1,702,249)	$(550,782)	$(2,556,031)
Write-off of mineral properties	(170,153)	595,597	(25,971)	1,024,170
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(20,312,936)	$(1,106,652)	$(576,753)	$(1,531,861)
Loss per share for the period - U.S. basis		$(0.04)	$(0.02)	$(0.06)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2003	Year Ended 31 May 2003	Year Ended 31 May 2002	Year Ended 31 May 2001
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,160,908)	(18,160,908)	(16,458,659)	(15,907,877)
Write-off of mineral properties	(170,153)	(170,153)	(765,750)	(739,779)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(20,312,936)	(20,312,936)	(19,206,284)	(18,629,531)
Deficit - U.S. basis	$(24,243,240)	$(24,243,240)	$(23,136,588)	$(22,559,835)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

g)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration	Deficit Accumulated During Exploration	Other Comprehensive
	Number	Amount	Stage	Stage	Income	Total
Shareholders' equity as at 31 May 2001 - Cdn basis	25,626,978	$23,162,412	$(3,930,304)	$(15,907,877)	$-	$3,324,231
Write-off of mineral properties	-	-	-	(739,779)	-	(739,779)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders' equity as at 31 May 2001 - U.S. basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,584,452
Shareholders' equity as at 31 May 2002 - Cdn basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at 31 May 2002 - U.S. basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$-	$2,013,699
Shareholders' equity as at 31 May 2003 - Cdn basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at 31 May 2003 - U.S. basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070

12.

Subsequent Event

a)

The Company entered into an agreement to acquire up to a 70% interest in the Pasco Canyon mineral claims in Nevada.  In order to earn its interest, the Company shall, in a five year period, make cash payments of U.S. $500,000, issue 750,000 treasury shares, complete a first stage of U.S. $500,000 in exploration costs, taking the claims to feasibility, and complete a second stage of U.S. $2,000,000 in exploration costs.

b)

Subject to regulatory approval, the Company entered into an agreement to acquire up to a 100% interest in the Trend mineral claims in Nevada.  In order to earn its interest, the company shall make a cash payment of U.S. $5,000, issue 25,000 treasury and pay the vendor a 5% fee on expenditures up to a maximum of U.S. $250,000.

ITEM 18.

FINANCIAL STATEMENTS

See Item 17.

ITEM 19.

EXHIBITS

Exhibit No.	Name of Exhibit
1.1(1)	Certificate of Incorporation
1.2(1)	Articles of Incorporation
1.3(1)	Certificate of Change of Name
4.1(1)	Option agreement dated April 24, 1995 with North Group Ltd. (formerly Takla Star Resources Ltd.)
4.2(1)	Option/Joint Venture Agreement dated April 27, 1995 with Augusta Metals Inc. (formerly First Western Minerals Inc.)
4.3(1)	Option/Joint Venture Agreement dated May 1, 1995 with Oromin Exploration Ltd. (formerly Birchwood Ventures Ltd.)
4.4(2)	Option/Joint Venture Agreement dated May 26, 1995 with Epicentrix Technologies Inc. (formerly Aranlee Resources Ltd.)
4.5(3)	Joint Venture Agreement dated November 8, 1996 with North Group Ltd.
4.6(2)	Joint Venture Agreement dated November 22, 1996 with Playfair Mining Inc. (formerly Layfield Resources Inc.)
4.7(3)	Joint Venture Agreement dated February 12, 1997 with Maximus Ventures Ltd. (formerly Essex Resource Corporation)
4.8(4)	Shareholders Agreement dated April 3, 2001 with SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development Corp., RCOM Venture Corp., and Curion Ventures Ltd.
4.9(5)	Letter Agreement dated July 25, 2002 with Henry H. Tonking
4.10(5)	Letter Agreement dated August 16, 2002 with Larry McIntosh and Susan McIntosh
4.11(5)	Management and Cost Sharing Agreement with International Northair Mines Ltd.
4.12	Amending Letter Agreement dated July 20, 2003 with Larry McIntosh and Susan McIntosh
4.13	Letter Agreement dated December 31, 2003 with Navigator Minerals Corp., and the Aviat Joint Venture
4.14	Option agreement dated June 9, 2003 with AuEx LLC
4.15	Claim assignment agreement dated July 7, 2003 with Trend Resources LLC
4.16	Finder's Fee letter agreement dated July 30, 2003 with Kip Tonking
8.1	List of Subsidiaries
12	Sarbanes-Oxley Act Section 302 Certifications
13	Sarbanes-Oxley Act Section 902 Certifications

(1)

Incorporated by reference to Form 20-F Registration Statement filed March 11, 1996

(2)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 1996

(3)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 1997

(4)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 2001

(5)

Incorporated by reference to Form 20-F Annual Return filed for the year ended May 31, 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated

October 22, 2003

NDT VENTURES LTD.

/s/ "Frederic G. Hewett"

________________________

Frederic G. Hewett

Chief Executive Officer

/s/ "Alfred C. Kwong"

________________________

Alfred C. Kwong

Chief Financial Officer

Exhibit 4.12

NDT Ventures Ltd.

A Northair Group Company

July 30, 2003

Mr. Larry McIntosh

And Mrs. Susan McIntosh

P.O. Box 1388

Gardnerville NV 89410

USA

Dear Mr. & Mrs. McIntosh:

Re: Black Hills Claims, Mineral County, Nevada

Further to our recent telephone conversation and your subsequent email, this letter is to document the understanding reached between us to amend our August 6, 2002 agreement. The original agreement has an effective date of September 5, 2002.

NDT Ventures Ltd. hereby gives notice that it is returning the Jenny Claims (Jenny 1-8) and the Hannah Claims (Hannah 31-41, 52, 54, 56, 83, 84) to you before the stipulated 30 day notice period.

As agreed, we are retaining our right to earn a 100% interest in the Black Hills Claims (Black Hills 1-36) under the following amended terms:

Year 1:

$5,000 cash has been paid and 25,000 shares have been issued

Year 2:

$3,000 cash payment by Sept. 5/03

30,000 shares issued by Sept. 5/03

Year 3:

$20,000 cash payment by Sept. 5/04

50,000 shares issued by Sept. 5/04

Year 4:

$37,500 cash payment by Sept. 5/05

75,000 shares issued by Sept. 5/05

Year 5:

$60,000 cash payment by Sept. 5/06

125,000 shares issued by Sept. 5/06

Upon the payout of cash totalling $125,000 ($5,000 having been paid to date) and issuing 305,000 shares (25,000 having been issued to date) and maintaining the claims in good standing during that period, NDT will have obtained a 100% interest in the property subject to a 2% NSR royalty. NDT can purchase, at their option, one of the two percentage points (leaving a 1% NSR) at a cost of one million dollars.

All other terms of the agreement remain as per our original September 5, 2002 agreement.

Please signify your acceptance of this amending agreement by signing in the place indicated and returning a copy to our attention.

Respectfully,

/s/ "Thomas Burkhart"

Vice President – Exploration

NDT Ventures Ltd.

/s/ "Larry McIntosh"

/s/ "Susan McIntosh"

Exhibit 4.13

December 31, 2002

Stornoway Ventures Ltd.

Attention: Catherine McLeod-Seltzer

Northern Empire Minerals Ltd.

Attention: John Robins

Hunter Exploration Group

Attention: Lawrence Barry

Re:

Melville Property, Nunavut

As per our recent discussions the following outlines the terms on which Navigator Exploration Corp.  ("Navigator") and NDT Ventures Ltd. ("NDT"), herein referred to as the "Optionees", have an option to acquire a collective sixty percent (60) interest in all, or those retained portions of, the Melville Property (defined below) from Stornoway Ventures Ltd. ("Stornoway"), Northern Empire Minerals Ltd. ("Northern Empire") and Hunter Exploration Group ("Hunter"), herein collectively referred to as the "Optionors".  The property subject to this option comprises approximately 1,000,000 acres in several different blocks distributed throughout the Melville Peninsula as set out on the attached map (collectively, the "Melville Property"). The Optionors hereby grant the Optionees the right to earn a collective 60 interest (30 each to Navigator and NDT, such interests to be as tenants in common and earned from each Optionor in equal amounts such that after earn-in Stornoway, Northern Empire and Hunter will own the interests described below in respect of the joint venture) in the Melville Property, subject to the NSR and the GORR described below, by:

1.

Funding, in equal amounts by each of Navigator and NDT, the acquisition by the Optionors of approximately 1,000,000 acres of permits covering the Melville Property at a cost of approximately C$100,000, but which will not exceed C$125,000;

2.

after granting of permits for the Melville Property and Navigator and NDT obtaining all required regulatory approvals of this agreement, each Optionee issuing 100,000 of its shares and 100,000 warrants to purchase its shares (the "Warrants") to Hunter; and

3.

incurring exploration expenditures of C$1 million and filing all representation work necessary to maintain all or a portion of the Melville Property in good standing until an aggregate of C$1,000,000 has been spent on exploration expenditures.

Funds for the acquisition of permits covering the Melville Property (the "Permit Costs") must be advanced by the Optionees to Hunter on the date hereof. The Permit Costs will be deposited with the permitting authority upon Hunter making application for the permits for the Melville Property. Hunter agrees to use such advanced funds only for such purpose, to apply for the permits for the Melville Property before the permitting authority closes on December 31, 2002 and to return all advanced Permit Costs promptly if it cannot make the required permit applications within such time period.

This agreement will expire and Hunter shall promptly return all advanced Permit Costs to the Optionees if no permits are granted for any of the Melville Property before February 4, 2003. If permits are granted for less than all of Melville Property all advanced Permit Costs not required to pay for the permits will be returned forthwith to the Optionees.

Each of the Warrants will be exercisable to acquire one share of Navigator or NDT, as applicable, for a period of one year from the date Navigator and NDT announce this agreement at a price equal to 125 of the average of the closing price of the relevant company's shares for the five trading days after Navigator and NDT publicly announce this agreement.

The permits will be registered in the name of Lawrence Barry, as agent for Hunter, and the interests of the other parties hereto will be held in trust by Lawrence Barry, as agent for Hunter, in accordance with the terms of this Agreement and the agreement (the "Underlying Agreement") between the Optionors dated as of August 2, 2002 setting out the terms on which the Optionors hold their respective interests in the Melville Property. Upon any refund of permitting fees paid by the Optionees, all such refunded monies shall be returned to the Optionees and all such refunded fees shall be deducted from the aggregate exploration expenditures incurred by the Optionees to exercise the option hereunder. If one of Navigator or NDT decide not to complete its conditions for earning a 30 interest in the Melville Property, the other party may elect to complete such conditions and earn a 60 interest in the Melville Property on its own, but shall not be entitled to complete 50 of the remaining conditions and earn a 30 interest. If Navigator or NDT or both of them fail to comply with the conditions for exercise of the option above, this agreement shall terminate and the rights of the Optionors in respect of the Melville Property will be governed by the Underlying Agreement.

For the purposes of this agreement the term "exploration expenditures" shall be deemed to include all costs and expenses of whatever kind or nature funded by the Optionees from the date hereof relating to exploration of the Melville Property, including airborne work, sampling, drilling, assaying and metallurgical testing, to all fees, filings and other expenses for maintaining the Melville Property in good standing, to paying the fees, wages, salaries and travelling expenses of all persons directly engaged in work with respect to the Melville Property, the overhead allowance described below and any other expenditures the parties agree are exploration expenditures. The Optionees are entitled to charge an overhead allowance representing 10 of non overhead exploration expenditures (capped at 5 on any single contract of $50,000 or more) for unallocable overhead.

The Optionees hereby acknowledge that Hunter holds a two percent (2) Gross Over- Riding Royalty ("GORR") on all mineral production, including gemstones production,

from the Melville Property under the terms of the Underlying Agreement. Hunter hereby grants Navigator and NDT the right to purchase 50 (1 per cent GORR) of each royalty for C$3,000,000. The right to purchase 50 of the GORR will be held between Navigator and NDT in proportion to their relative percentage interests in the Melville Property, as their interests may change from time to time. If any Optionor other than Hunter wishes to sell all or any part of its interest in the Melville Property, that interest shall be sold subject to the terms of this agreement (or any successor agreement) and, subject to any agreements amongst the Optionors with respect to rights of first refusal in respect of such interests, must first be offered to the Optionees, initially on a pro-rata basis but if only one Optionee elects to acquire a pro-rata interest, then the remainder of the interest will be offered to the acquiring Optionee as well. Any interest so offered that is not acquired by the Optionees may be sold to third parties on no more favourable terms than those offered to the Optionees for a period of 90 days. Upon the Optionees funding the Permitting Costs as described above, issuing the shares and Warrants and incurring a further $1,000,000 (or such lesser amount as may be required under section 2 above) in exploration expenditures on the Melville Property, the Optionees will have earned a 60 interest in such portions of the Melville Property that have been maintained in good standing by the Optionees to such date, subject to the NSR and the GORR.

Until exercise of the option under this letter agreement Navigator and NDT shall be joint operators of exploration on the Melville Property. On or before March 31 in each year until after formation of the joint venture described below, the operator shall prepare and submit proposed exploration programs and budget to the Management Committee (to consist of 2 appointees each of Navigator and NDT with Navigator's and NDT's appointees collectively having 50 votes) for the following 12 months. If Navigator and NDT cannot agree on a program and budget the disagreement will be submitted to arbitration in Vancouver, B.C. before an arbitrator acceptable to both parties. The Optionees must give 60 days notice to the Optionors of their intention to drop any portion of the Melville Property and upon expiry of such 60 day period:

1.

the Optionee shall have no further responsibility to maintain in good-standing the portion(s) of the Melville Property in respect of which it gave notice; and

2.

the portion(s) so dropped will be excluded from the terms of the option and for the purposes of this agreement thereafter the term "Melville Property" herein will exclude such dropped land, except for the purposes of determining the aggregate exploration expenditures incurred on the "Melville Property" which throughout will be based on the exploration expenditures on the retained and all dropped ground).

Upon the Optionees exercising the option and earning a 60% interest in all or some portion of the Melville Property, a joint venture in respect of the Melville Property will be formed with each of the parties holding the following percentage interests:

1.

Navigator = 30%

2.

NDT = 30%

3.

Stornoway = 15%

4.

Northern Empire = 15%

5.

Hunter =10%

After formation of such joint venture and until such time that the joint venture spends an additional C$9 million on exploration expenditures. Hunter will be carried for all exploration expenditures on the property. During this period up until an additional C$9 million has been spent, the parties agree to contribute the following proportionate amounts to each budget:

1.

Navigator =33.3%

2.

NDT = 33.3%

3.

Stornoway = 16.7%

4.

Northern Empire = 16.7%

Those parties who do not contribute their proportionate amounts to each budget shall become subject to standard dilution. After the joint venture has spent the further C$9 million contemplated above (for an aggregate of C$10 million), Navigator, NDT, Stornoway, Northern Empire and Hunter shall each be obligated to contribute their proportionate share of all future programs on the Melville Property as follows:

1.

Navigator = 30%

2.

NDT = 30%

3.

Stornoway =15%

4.

Northern Empire = 15%

5.

Hunter =10%

Those parties who do not contribute their proportionate amounts to each budget shall become subject to standard dilution.

For the purposes of this agreement, "standard dilution" refers to a calculation of a party's interest as a fraction the numerator of which is the party's deemed and actual expenditures on the project at the relevant time and the denominator of which is the aggregate deemed and actual expenditures of all parties at such time. Programs and Budgets of the joint venture for exploration and development of the Melville Property will be prepared by the Operator and submitted to a Management Committee comprised of one nominee from each partner, voting to be one vote for each percentage interest held in the joint venture. The Operator will be Navigator and NDT jointly, initially, and will be the party with the largest participating interest in the joint venture if one of the Operator's interests is diluted. If any partner wishes to sell its interest, that interest shall first be offered on a pro-rata basis to the remaining partners.

This Agreement is subject to approval of the Boards of Navigator, NDT, Stornoway and Northern Empire.

Subject to receipt of all such Board approvals. Navigator, NDT, Stornoway, Northern Empire and Hunter agree to use their best efforts to conclude a formal Agreement setting out in greater detail the terms hereof. Subject to receipt of all such Board approvals, avigator, NDT, Stornoway, Northern Empire and Hunter agree that until a formal agreement is entered into, the parties agree that this agreement is binding and enforceable on each of them.

Yours truly,

NDT Ventures Ltd.

Navigator Exploration Corp.

Per:

Per:

/s/ "Bruce McLeod"

/s/ "Eira Thomas", President

AGREED TO AND ACCEPTED THIS 31st day of December, 2002

STORNOWAY VENTURES LTD.

NORTHERN EMPIRE MINERALS LTD.

Per:

Per:

/s/ "Catherine McLeod-Seltzer"

/s/ "John E. Robins"

HUNTER EXPLORATION GROUP

Per:

/s/ "Lawrence Barry"

Exhibit 4.14

NDT Ventures Ltd.

A Northair Group Company

June 9, 2003

AuEx, L.L.C.

480 East 8th Street

Reno, Nevada 89512

Attention: Mr. Ronald Parratt and Richard Bedell

Dear Sirs:

Re: Option to Acquire up to 70% Interest in Pasco Canyon Gold Prospect, Nye County, Nevada

Further to our recent discussions, the purpose of this Agreement is to set forth the proposed terms and conditions of a transaction (the "Transaction") pursuant to which NDT Ventures Ltd. ("NDT") shall acquire from AuEx, L.L.C. (the "Owner"), and the Owner shall grant to NDT, the exclusive right and option (the "Option") to acquire up to a 70% undivided interest (the "Interest") in the Pasco Canyon Project (as defined below).

NDT understands that the Owner is the sole registered owner of the mining claims (the "Claims") located in the State of Nevada, which Claims are commonly known as the Pasco Canyon Project (the "Property"), all as more particularly described on Exhibit "A" to this Agreement.

1.     Representations, Warranties and Covenants

1.1    The Owner represents and warrants to NDT that:

(a)

the Property is accurately described in Exhibit "A" hereof, is in good standing under the laws of the State of Nevada, and is free and clear of all liens and encumbrances;

(b)

AuEx, L.L.C. is a company duly incorporated, validly existing and is in good standing under the laws of its incorporating jurisdiction, and it has the requisite corporate power and capacity to carry on business as presently conducted and to enter into this Agreement;

(c)

there are no outstanding agreements or options which contemplate the acquisition of the Property or any of the Interest, by any other person;

(d        )the Owner is the sole recorded holder of a 100% interest in the Property and the ownership of the Property is accurately described in Exhibit "A" hereto;

(e)

he entering into of this Agreement and the performance of the obligations of AuEx, L.L.C. hereunder will not conflict with any law applicable to it, nor conflict with, or result in a breach to, or accelerate the performance required by any contract or other commitment to which the Owner is a party or by which the Owner is bound;

(f)     to the best of the knowledge, information and belief of the Owner, the Owner has complied with all applicable environmental laws as they relate to the Property and there have been no breaches of or liabilities caused or permitted to arise by the Owner under any applicable environmental laws relating to the Property and the Owner has not received notification from any person, including without limitation, any governmental authority of any potential breach or alleged breach of any applicable environmental laws relating to the Property or of any inspection or investigation or possible inspection or investigation by any governmental authority under any applicable environmental law relating to the Property and the Owner has not received any notification of the presence of any contaminates (including hazardous substances, dangerous goods, chemicals or toxic wastes) in the soil or water in, on or under the Property and the Owner has not been subject of any claims or incurred any expenses in respect of the presence of any contaminates in the soil water in, on or under the Property; and

(g)    all governmental licences and permits required to carry out the exploration and mining operations on the Property will be obtained, as and when necessary.

1.2    NDT represents and warrants to the Owner that:

(a)    NDT is a company duly incorporated, validly existing and in good standing under the laws of its incorporating jurisdiction, and it has the requisite corporate power and capacity to carry on business as presently conducted and to enter into this Agreement;

(b)    the entering into of this Agreement and the performance of the obligations of NDT hereunder will not conflict with any law applicable to it, nor conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is a party or by which it is bound; and

(c)    NDT has full power, legal right and authority to execute and deliver this Agreement and to perform its obligations hereunder and the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions on the part of NDT and this Agreement has been duly executed and delivered by it.

2.    Terms of the Option

2.1    Option Grant. The Owner has agreed to grant to NDT and NDT has agreed to acquire from the Owner, the exclusive right and option (the "Option") to acquire a 51 undivided interest in the Pasco Canyon Project free and clear of all encumbrances for an aggregate purchase price (the "Purchase Price") of 750,000 common shares in the capital of NDT and cash payments aggregating $500,000, payable by NDT to the Owner in the amounts and pursuant to the terms set forth in this Article 2, and by NDT expending an aggregate of $500,000 in exploration and development expenses on the Property, all as set forth herein.

2.2    Payment of Purchase Price. The Effective Date (the "Effective Date") of this Agreement will be on that day that NDT receives regulatory approval to this Agreement from the TSX Venture Exchange. Subject to Section 2.5(a), NDT will pay the Purchase Price to the Owner on the following basis:

(a)    Year l

•  $5,000 cash payment within 10 days of the Effective Date

• 75,000 common shares of NDT within 10 days of the Effective Date

• * $ 15,000 work commitment to include 1,000 feet of RVC drilling

• This is a firm obligation

Any overspending of annual work expenditures noted in this Agreement are carried forward and will apply toward succeeding years work expenditures.

(b)    Year 2

•  $10,000 cash payment on the first anniversary of the Effective Date.

• 125,000 common shares of NDT

• $50,000 work commitment

Starting in Year 2, work expenditures must be completed to continue into the following year but are not firm commitments.

(c)    Year 3

•  $115,000 cash payment on the second anniversary of the Effective Date.

• 150,000 common shares of NDT

• $210,000 work commitment.

(d)    Year 4

•  $150,000 cash payment on the third anniversary of the Effective Date.

• 200,000 common shares of NDT

• $225,000 work commitment

2.3    Transfer of Interest.

(a)    Upon NDT having made all of the payments set out above in satisfaction of the Purchase Price and fulfilled the work commitment expenditures in accordance with the terms of this Agreement, NDT will have exercised the Option and have earned a 51 undivided interest in the Property without any further act being required of it.

(b)    Upon NDT having acquired a 51 undivided interest in the Property, a formal joint venture agreement will be entered into by NDT and the Owner in accordance with the Rocky Mountain Mineral Law Foundation, Exploration Development and Mine Operating Agreement (Model Form 5A), or as the partners agree. NDT will be the operator of the joint venture.

2.4    Termination or Forfeiture of Option.

(a)    NDT may terminate this Agreement to acquire a beneficial interest in the Property at any time by giving not less than 30 days prior written notice to that effect to the Owner.  Upon expiry of the said 30 day notice period and on receipt of such notice by the Owner, or if the agreement is terminated pursuant to any other provision of this Agreement, the Agreement will be of no further force and effect. At any time NDT may, at its option, terminate its interest in certain of the claims so long as those claims are returned to Owner in good standing by August 1st of the year in which they are dropped.

(b)    In the event NDT is in default in the observance or performance of any of NDT's covenants, agreements or obligations under this Agreement, the Owner may give written notice of such alleged default, specifying the details of the same. NDT shall have thirty (30) days following its receipt of the said notice within which to remedy any such default described therein, or to commence action in good faith to remedy such default.

2.5    Option to Acquire Additional 19 Interest

Upon NDT (i) having exercised the Option and acquired the 51 Interest and (ii) expended not less than $2 million on field expenditures on the Property then NDT will have the additional right and option (the "Additional Option") to acquire an additional 19 undivided Interest in the Property (for a total Interest of 70%) by completing a feasibility study in respect of the Property. The $2 million of field expenditures referred to in (ii) above will include all exploration, development, feasibility and other expenses incurred by NDT in connection with its activities on the Property since the Effective Date of this Agreement. The Additional Option will be deemed to have been exercised without further action by either party upon NDT having expended not less than $2 million in field expenditures on the Property and having delivered the completed feasibility study to the Owner.

2.6    Participation

(a)    During the period of the Option and the Additional Option NDT will fund all exploration, development and feasibility study expenditures on the Property and will be the operator.

(b)    Upon NDT having either exercised the Additional Option or elected not to do so, then  thereafter the parties will participate in expenditures on the Property in accordance with their respective Interest or have their Interest diluted in accordance with a straight line dilution formula.

(c)    If through dilution the Owner's Interest is reduced to 10 then the Owner's then participating Interest automatically converts to a 3 Net Smelter Return royalty interest ("NSR"). NDT may at any time thereafter elect to purchase up to two thirds of the Owner's NSR royalty (ie. up to 2 of the 3 NSR) upon payment to the Owner of $1 million per 1 NSR so purchased.

2.7    Rights and Duties During Option Period. During the term of this Agreement:

(a)NDT and its employees, agents and independent contractors shall have the right to enter upon the Property and to do such prospecting, exploration, development or other mining work thereon and thereunder as is permitted by this Agreement, including the removal of mineral samples for the purpose of, and in the amounts appropriate for, testing such mineral samples, and NDT shall have the right to bring upon and erect upon the Property such buildings, plant machinery and equipment as NDT may deem necessary or desirable to carry out such activities;

(b)

NDT in its sole discretion will decide any matter concerning the conduct of its prospecting, exploration, development or other mining work on the Property;

(c)

while this Agreement is in effect NDT shall maintain the Property in good standing, including claim maintenance fees;

(d)    in the conduct of its exploration, development and operations on the Property, NDT shall be responsible for compliance with applicable laws and regulations, including laws and regulations related to exploration, mining, development and reclamation; and

(e)    commencing with the assessment year ending at noon on September 1, 2003, NDT shall perform all necessary assessment work upon any unpatented mining claims held as Property and shall file in the name of Owner all proofs of labor required by law; provided, however, NDT shall not be required to perform assessment work upon unpatented mining claims for any assessment year if notice of termination, as provided below, is given prior to August 1st of any year. Work performed by NDT prior to termination of this Agreement may be used by Owner in complying with its assessment requirements for the assessment year in which such work was done. NDT shall, as soon as practicable, provide a copy to Owner of the county recorder and Bureau of Land Management date-stamped affidavit evidencing completion of any required annual assessment work performed by NDT. If changes in the law pertaining to the performance of assessment work shall become effective during the term hereof and such changes affect or eliminate the requirement to perform assessment work as contemplated in this paragraph, then NDT's compliance with any such change in the law shall be deemed complete and satisfactory performance of its obligations under this paragraph. NDT shall not be required to make any payments in lieu of assessment work for any assessment year if notice of termination, as provided below, is given at least thirty (30) days prior to the date such claim maintenance payment is due.

2.8

Force Majeure.

If any party should be delayed in or prevented from performing any of the terms,  covenants or conditions of this Agreement by reason of a cause beyond the control of such party, whether or not foreseeable, including fires, floods, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, native land claims, government regulation or interference but excluding a lack of funds, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Agreement and the time within which such party is obliged to comply with any such terms, covenants or conditions of this Agreement shall be extended by the period of all such delays. Such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention shall set out in such notice particulars of the cause, and the date on which the same arose, and shall take all reasonable steps to remove the cause of such delay or prevention, and shall also give notice immediately following the date that such cause ceases to subsist.

2.9    Area of Interest.

Any interest or right to acquire any interest in mining claims or in any other real property interest within the area described in Exhibit [A] (the "Area of Interest"), or contiguous claims that may extend beyond the Area of Interest, acquired during the term of this Agreement by or on behalf of NDT or any affiliate of NDT (the "Additional Property") shall become subject to the terms and provisions of this Agreement.

Within thirty (30) days after the acquisition of Additional Property, all or any portion of which lies within the Area of Interest, NDT shall notify the Owner of such acquisition. NDT's notice shall describe in detail the acquisition, the lands, the nature of the interest therein, the mining claims or other real property interest covered thereby, and the acquisition cost. In addition to such notice, subsequent to a 30 day in advance written request by Owner, NDT shall make any and all information concerning the Additional Property available for inspection by Owner.

2.10   Assignment.

NDT can, upon Owner's written approval, which approval shall not be unreasonably withheld, assign this Agreement to other parties that are not affiliated with NDT at any time with the assumption of all obligations of this Agreement going to those parties. At any time, and without the consent of the Owner, NDT may assign this Agreement to one or more of its affiliates upon the affiliate assuming all of NDT's obligations under this Agreement. Upon NDT's written approval, which approval shall not be unreasonably withheld. Owner can assign its Interest in the Property and this Agreement to other parties provided that NDT shall have a right of first refusal to the Interest in the Property being sold on the same terms offered by the other party.

3.     Due Diligence Investigation

3.1    During the period commencing on the date hereof and continuing for a period of 30 days thereafter, NDT, at its own expense, shall be permitted to conduct, through its authorized personnel and such professional and other advisors as NDT reasonably retains for such purpose, a due diligence investigation (the "Investigation") including, but not limited to (i) the state of the Owner's title to the Property; and (ii) the mineable reserves, anticipated gold recovery rates, permitting processes, mining schemes, engineering designs, processing and ancillary facilities, and capital and operating costs of the Property. NDT agrees to use its best efforts to complete such investigation as quickly as possible but, in any event, on or before the end of such 30 day period.

3.2    During the period in which the Investigation is being carried out, the Owner shall provide NDT (and its personnel and advisors) with access during normal business hours in Nevada to all property and title information, books, contracts, documents, records and other sources of information with respect to the Owner and the Property as may reasonably be requested by NDT to perform the Investigation.

3.3   Should NDT conclude, in its sole discretion, that the title to the Property, the mineable reserves,

anticipated gold recovery rates, permitted processes, mining schemes, engineering designs,

processing and ancillary facilities, and capital and operating costs of the Property; or any other matter in respect of the Property or the project is not to its satisfaction, then NDT may, at its sole discretion, immediately terminate its obligation to proceed with the Transaction by notice in writing to the Owner within five business days after the end of the 30 day period of Investigation.

4.     Conditions Precedent

4.1  The obligations of NDT to proceed with the Transaction pursuant to this Agreement are subject to the fulfilment of each of the following conditions, unless waived by NDT (it having been agreed between the Owner and NDT that each of these conditions has been inserted into this Agreement at the request of NDT and for NDT's benefit and that they may, accordingly, be waived unilaterally by NDT):

(a)    the required regulatory or stock exchange approvals required by NDT, if any, in order to give effect to the Transaction are received by NDT and, if such approvals are conditional, the conditions to approval are reasonably satisfactory and acceptable to NDT; and

(b)    completion of the Investigation to the satisfaction of NDT on the terms provided in Article 3.

5.    Indemnification

5.1    NDT agrees to indemnify, defend and hold harmless Owner (and all managers, officers, directors and  agents of Owner) from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorney's fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Owner and its successors as a result of: (a) any breach, or (b) any matter, condition or state of fact involving environmental laws or hazardous materials which may arise after the Effective Date of this Agreement and that are caused by NDT.

5.2       Owner agrees to indemnify, defend and hold harmless NDT (and all managers, officers, directors and agents of NDT) from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorney's fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by NDT and its successors as a result of: (a) any breach, or (b) any matter, condition or state of fact involving environmental laws or hazardous materials which may exist prior to the Effective Date of this Agreement.

6.     Confidentiality

6.1    All data and information coming into the possession of the Owner or NDT by virtue of this Agreement with respect to the business or operations of the other party, or the Property generally, shall be kept confidential and shall not be disclosed to any person not a party hereto without the prior written consent of the other party, except:

(a)    as required by law, rule, regulation or policy of any stock exchange or securities commission having jurisdiction over a party;

(b)    as may be required by a party in the prosecution or defence of a lawsuit or other legal or administrative proceedings; or

(c)    as required by a financial institution in connection with a request for financing relating to development or mining activities.

7.    Entire Agreement

7.1    This Agreement contains the entire agreement between the parties relating to the Option.

8.     General

8.1    Any notice or other writing required or permitted to be given hereunder or for the purposes hereof to NDT or the Owner shall be sufficiently given if delivered personally, or if sent by prepaid  courier or if transmitted by facsimile to such party:

(a)    in the case of a notice to NDT, at:

NDT Ventures Ltd.

Suite 860 - 625 Howe Street

Vancouver, BC V6C 2T6

Facsimile No. (604) 689-5041

Attention: Fred Hewett

(b)    in the case of a notice to the Owner,

480 East 8th Street

Reno, Nevada 89512

Facsimile No. (775) 337-1545

Attention: Mr. Ronald Parratt and Richard Bedell

or at such other address or addresses as the party to whom such notice or other writing is to be given shall have last notified the party giving the same in the manner provided in this section.

Any notice or other writing delivered to the party to whom it is addressed hereinbefore provided shall be deemed to have been given and received on the day it is so delivered at such address,

provided that if such day is not a business day in the city where the notice is delivered, then such notice or other writing shall be deemed to have been given and received on the next following business day. Any notice or other writing transmitted by facsimile or other form of recorded communication shall be deemed to have been given and received on the first business day after its transmission.

8.2    Each ofNDT and the Owner shall, with reasonable diligence, do all such things and provide all such reasonable assurances and assistance as may be required to consummate the Transaction and each party shall provide such further documents or instruments required by the other party as may reasonably be necessary or desirable in order to give effect to the terms and conditions of this Agreement and carry out its provisions at, before or after the Effective Date.

8.3    This Agreement may be executed by each of NDT and the Owner in counterparts and by facsimile, each of which when so executed and delivered shall be an original, but both such counterparts, whether executed and delivered in the original or by facsimile, shall together constitute one and the same instrument.

8.4    All dollar references in this Agreement are to United States dollars.

8.5    This Agreement, including all documents annexed hereto and other agreements, documents and other instruments delivered in connection herewith shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and shall be treated, in all respects, as a British Columbia contract.

If this Agreement is acceptable to you, please sign two copies of this Agreement in the space provided and return one fully executed copy by facsimile to Thomas Burkhart, Vice President of Exploration (fax number (530) 344-8090), on or before 3:00 p.m. (Vancouver time) on June 16, 2003, failing which this offer shall be of no further force and effect and shall be recorded as being withdrawn unless otherwise extended in writing by NDT.

It is understood and agreed that upon your execution and delivery back to NDT of an executed copy of this document, it will form a binding agreement between NDT and the Owner pursuant to the terms set forth herein.

 Yours truly,

NDT VENTURES LTD.

By:

/s/ "Thomas Burkhart"

The foregoing terms and conditions are hereby agreed to by AuEx, L.L.C. as of the 10th day of June, 2003 by:

AuEx, L.L.C.

By:

/s/ "Ronald Parratt"

By:

/s/ "Richard Bedell"

Exhibit A

The area of interest (AOI) is outlined below with coordinates in the northwest comer (E

511,500 N 4,300,000) and southeast comer (E 515,500 N 4,297,500) in UTM zone 11 north, NAD27 datum. The claims internal to the AOI are 1500 feet east to west and 600 feet north to south. The claims are in Nye County Nevada, Range 45 and 46 Township 12 north Section 31 and 36. The base map is the 1:24,000 scale. Pine Creek Ranch quadrangle. Please note the map below is not to scale. The agreement relates to all areas within the AOI and contiguous claims.

Map to be provided upon request.

Exhibit 4.15

NDT Ventures Ltd.

A Northair Group Company

Claim Assignment Agreement between Trend Resources LLC and NDT Ventures Ltd.

All dollar amounts are in U.S. currency.

This Claim Assignment Agreement (Agreement) is between Trend Resources LLC (Trend) with offices in Reno, Nevada and NDT Ventures Ltd. (NDT) with offices in Vancouver Canada. This agreement serves to outline compensation potentially due Trend (or its beneficiaries) by NDT in consideration for Trend assigning the GN-Claims, located in Nye County, Nevada and described in attached Exhibit A (The Property) to NDT (or its successors or assignees).

As defined in this Agreement, The Property can be one or multiple land holdings within the same geologic district or province whose boundaries are within 10 miles of the boundaries of the GN-claims on the effective date of this Agreement. Further, any additional land acquisitions that are made over time within these boundaries will become part of this Agreement with no further compensation due Trend that is not already defined in this Agreement. Compensations potentially due to Trend are as follows:

  Once the GN-Claims are successfully transferred to NDT then NDT agrees subject and conditional to regulatory approval, to pay Trend $5,000 cash and issued 25,000 shares of NDT stock. The cash will be paid and the shares issued within 30 days of finalizing the agreement and obtaining regulatory approval.

  NDT will pay Trend an amount equal to five percent (5%) of "field expenditures" up to a maximum of $250,000, but not to include personnel related costs or expenses, corporate overhead, acquisition costs, land maintenance payments/fees or legal fees. "Field expenditures" include costs related to sample assaying, geophysical programs, drilling, equipment work and other field-related activities. These payments will be made on a quarterly basis.

  Trend will retain a 1-% NSR royalty. At NDT's option half of this royalty can be purchased for $3 million.

  NDT agrees to utilize geologic consulting services of Trend personnel for 5 days at a rate of $400 per day. This includes any approved work performed by Trend prior to the finalization of this Agreement.

In the event that both parties agree that any of the above referenced cash payments are to be made in an equivalent number of common shares of NDT, then any issuance of shares will be determined by the closing price of NDT's shares on the last trading day prior to any signed and binding agreement being publicly announced. NDT shares will be subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities.

NDT can drop all or part of The Property at any time without further obligations to Trend but will be required to offer the effected claims to Trend in good standing.

If Property is assigned, sold or otherwise transferred to other parties this Agreement is binding to those parties.

This Agreement is subject to approvals by the TSX Venture Exchange or other appropriate regulatory authorities and the Effective Date of this Agreement will be the day that this approval is granted.

Accepted this 07 day of July, 2003.

NDT Ventures Ltd.

For Trend Resources LLC

Per:

Per:

/s/ "Fred Hewett"

/s/ "Gary Nordin"

President

President

Exhibit 4.16

NDT VENTURES LTD.

A Northair Group Company

Agreement between Mr. Henry H. Tonking and NDT Ventures Ltd.

All dollar amounts are in U.S. currency

This Finders Fee Agreement (Agreement) is between Geologic Consultant Henry H. Tonking of Tonking Exploration (Consultant) with offices in Reno, Nevada and NDT Ventures Ltd. (NDT) with offices in Vancouver Canada.  This agreement serves to outline compensation potentially due Consultant (or his beneficiaries) by NDT in consideration for Consultant's efforts in assisting NDT (or its successors or assignees) in acquiring the GN Claims from Trend Resources LLC (Property) located in Lander and Eureka Counties, Nevada.

As defined in this Agreement, the Property can be one or multiple land holdings within the same geologic district or province whose boundaries are within 10 miles of the boundaries of the Property on the effective date of this Agreement.  Further, additional land acquisitions can be made over time within or overlapping these boundaries with no further compensation due Consultant. In addition any additional unrelated claims or properties acquired from Trend Resources LLC there were presented to NDT independent of Consultant are not subject to additional compensation to Consultant. Compensations potentially due consultant are as follows:

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

In the event that both parties agree that any of the above cash payments are to be made in an equivalent number of common shares in NDT, then any issuance of shares will be determined by the average closing price of NDT's shares on the last trading day prior to any signed and binding agreement being publicly announced. NDT shares will be subject to a hold period as determined by the TSX Venture Exchange or other regulatory authorities.

NDT can drop all or part of the Property at any time without further obligations to Consultant.

If Property is assigned, sold or otherwise transferred to other parties this Agreement is binding to those parties.

This Agreement is subject to approvals by the TSX Ventures Exchange or other appropriate regulatory authorities.

Accepted this 30th day of July, 2003 (Effective Date)

NDT Ventures Ltd.

For Consultant

Per:                                                                 Per:

/s/ Thomas Burkhart                                      /s/ Henry H. Tonking

Vice President, Exploration                         Henry H. Tonking, Consultant

Exhibit 8.1

LIST OF SUBSIDIARIES

The Company has two wholly owned subsidiaries:

1.

Altiplano (Barbados) Ltd. incorporated under the laws of Barbados

2.

NDT Ventures (USA) Inc. incorporated under the laws of the State of Nevada, USA

Exhibit 12

CERTIFICATION OF C.E.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frederic G. Hewett, certify that:

1.

I have reviewed this Annual Report on Form 20F of NDT Ventures Ltd.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Omitted;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant's internal control over financial reporting.

DATE:

October 22, 2003

/s/ "Frederic G. Hewett"

___________________________

Frederic G. Hewett

Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION OF C.F.O. PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alfred C. Kwong, certify that:

1.

I have reviewed this Annual Report on Form 20F of NDT Ventures Ltd.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Omitted;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant's internal control over financial reporting.

DATED:

October 22, 2003

/s/ "Alfred C. Kwong"

_________________________

Alfred C. Kwong

Chief Financial Officer

(Principal Financial Officer)

Exhibit 13

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NDT Ventures Ltd. (the "Company") on Form 20F for the period ended May 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frederic G. Hewett, the Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company.

Dated October 22, 2003

/s/ "Frederic G. Hewett"

____________________________

Frederic G. Hewett

Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NDT Ventures Ltd. (the "Company") on Form 20F for the period ended May 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alfred C. Kwong, the Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company.

Dated October 22, 2003

/s/ "Alfred C. Kwong"

____________________________

Alfred C. Kwong

Chief Financial Officer

(Principal Financial Officer)